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07022965

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME CSI Wireless

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 2 2007
THOMSON
FINANCIAL

FILE NO. 82- 34943 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/26/07


csi wireless

ANNUAL REPORT • 2006



SPECIAL AND ANNUAL GENERAL MEETING

The Special and Annual General Meeting will be held on Wednesday, May 9, 2007 at 3:00 p.m. MST at the Calgary Telus Convention Centre,120 Ninth Avenue SE, Calgary, Alberta.

MESSAGE TO SHAREHOLDERS

In 2006, CSI made the strategic decision to focus its resources exclusively on its GPS product lines, where we are a market leader with significant competitive advantages and intellectual property. Accordingly, we sold and exited our wireless businesses. CSI's GPS business operates under the Hemisphere GPS brand which owns the Outback®, Satloc® and Del Norte product names. To reflect our transition to a pure play GPS strategy, CSI will formally change its corporate name to "Hemisphere GPS Inc.". We are the world leader in after-market precision agriculture sales. The Outback product line has quickly come to dominate the market for after-market agricultural guidance.

I often get questions on what attracted me to the Company. I joined CSI in September 2006 after reviewing the Company and recognizing the enormous potential that CSI holds. It was immediately clear to me how strong the Company's GPS market position is. CSI has developed very deep technology strength in its GPS business. The amount of intellectual property is impressive and CSI is already the dominant market leader in an emerging and growing market.

In addition to its outstanding engineering strength, CSI has a fantastic team of employees, strong management and an impressive Board of Directors. Other reasons for me wanting to join CSI included being attracted to the opportunity to lead a high growth technology leader, and the orientation of CSI as an applications company versus strictly a hardware company, which is a significant factor which distinguishes CSI from other GPS companies.

Since joining the Company in mid-September, I've had the pleasure of visiting all of our offices, including a number of major customers and partners, and confirmed our fantastic growth prospects in such markets as Ground Agriculture, Marine and Air. We are executing key initiatives required to maximize our success in pursuit of these opportunities.



2006 was a transition year as we exited our wireless operations and restructured as a pure-play GPS company. Though the impact to our bottom-line was significant, the distractions of the wireless business are behind us. We began 2007 with clean and efficient operations and a focused start as we entered the strongest selling season for agriculture, where we are the dominant market leader.

The decision to focus exclusively on GPS was made based on the strengths of our GPS technology and products, our market share leadership and sound industry reputation in our key markets of Ground Agriculture, Air, and Marine navigation. We will leverage these strengths in 2007.

In 2006 Hemisphere GPS reported record revenues reflecting a 40% increase to $45.9 million, up from $32.7 million in 2005. The Company expects to return to profitability in the first quarter of 2007. The majority of Hemisphere's GPS revenues are derived from sales to the North American agriculture market. In 2006, the agriculture revenue segment contributed over 75% of total GPS revenues.

Crescent® R100


Crescent

Our precision agriculture line of products helps farms of all sizes increase their productivity and reduce the amount of costly inputs such as fertilizer, pesticides, fuel and the farmer's time. While this industry is only a few years old, it is clearly the future of the agriculture market. We are experiencing robust demand and generating record sales of our industry leading GPS products. Strengthening agriculture commodity prices, and increasing technology adoption in the agriculture sector have created an optimistic outlook for our business.

2007 is shaping up to be the healthiest year the agriculture industry has experienced in a long time. We have seen continued strength for agricultural commodities such as corn and wheat. The continued momentum behind biofuels, particularly ethanol, has stimulated crop prices, which bodes well for farm incomes, which in turn stimulates demand for agriculture equipment.

Outback™ S2





The USDA reports that US crop receipts are forecast to reach a new nominal record of US$133.5 billion in 2007, an increase of US$11.9 billion over 2006. This would be the largest year-over-year percentage increase in crop receipts since 1980. The USDA reports that the US net farm income outlook in 2007 is expected to be US$6 billion higher than in 2006 and US$9 billion above the previous 10-year average.

In Europe, farm income is projected to rise by almost one quarter between 2005 and 2013 across the enlarged European Union according to the European Commission directorate general for agriculture. Cereals lead this growth as a result of the expansion of domestic consumption and cereal exports, as well as the growth of demand for biofuels.

Crescent® Technology



We believe the agricultural guidance market will continue to rapidly expand. With increasing accuracy and lower cost, GPS adoption will accelerate on large and small farms, and we are just in the early stages of technology adoption within this market. Our product roadmap for this market will address the dramatic evolution that we will see over the next decade.

Our immediate focus continues to be oriented across three core strategic objectives:

1. increase market share in existing verticals through product innovations, international traction, and improvements in channel effectiveness;

2. evaluate expansion opportunities into new vertical markets and sub-vertical markets; and

3. streamline operations to new levels of maturity to achieve sustained profitability.

BaseLineHD



These objectives fit well into the strategic decisions made during 2006; and we are on the right track. We have made excellent progress re-focusing CSI into a pure-play GPS company. Overall, we are seeing good prospects in increased technology adoption in the mid market agriculture sector and positive macro agriculture economic trends. We are also very encouraged by some of our growth prospects outside of Ground Agriculture in areas such as Marine, GIS, and Aerial crop dusting.

As an application-based company positioned towards the integration of GPS guidance, positioning, and machine control solutions, we have been successful at executing a very cost-effective technology development strategy. This enables us to compete in the mid market; which is where we believe the significant growth opportunity exists in terms of mass market adoption. With our recently announced Baseline and RTK-based high accuracy systems, we believe that we have unveiled potentially market disruptive offerings.

Our Outback BaseLineHD and Cresent Masterlink systems are cost-effective alternatives to expensive dual-frequency systems or subscription based differential networks. These new products provide similiar accuracy as dual-frequency RTK systems but at a fraction of the cost. The innovative product's high performance is due to Hemisphere's exclusive Crescent® GPS technology, including a special receiver module and proprietary chipset. With our BaseLineHD for agriculture, users have a fully portable and robust correction system that they own – giving them control of their own high-definition, repeatable RTK solution. Customers can use it on any machine they choose, or move it to any location.

Perhaps our most exciting and imminent opportunity in Hemisphere GPS guidance for agriculture is with our new auto-steering systems that leverage the success we have already achieved in the precision agriculture market. Our Outback eDrive and GPSteer systems enable operators to drive their tractors and other self-propelled agricultural equipment hands-free, with high accuracy enabling them to reduce costs. With our eDrive installation kits designed to fit over 500 vehicle models, customers can realize a quick return on the investment using it throughout their operation. The customer and market reaction to the initial launch of these products has been very enthusiastic. The fact that we are one of only a handful of companies that have the auto-steering and GPS technology means that we can look forward to continued success and growth in this market.

Hemisphere GPS is also a significant supplier of GPS products to agricultural original equipment manufacturers (OEMs) that install our products on their factory floors. Our OEM customers include CLAAS KgAa mbH – one of the world's largest agricultural machinery manufacturers.

We have in front of us an enormous opportunity within the agriculture market given the still early penetrations of GPS, strong cyclical variables, the independence of the Ag economy from the macro US economy, and strong value proposition of our Outback product line based on reduced costs, increased yield management and reduced driver fatigue.

Crescent® VS100



General macro trends have been extremely favorable in assisting adoption of technology within the agriculture sector. The acceptance of GPS technology as a profit generating investment was confirmed in a recent research report by Doane Marketing Research in partnership with the newly inaugurated PrecisionAg Institute. The report found that more than 80% of GPS users found an increase in profitability in the first season through efficiency gains and cost savings.

Soybean, corn, wheat and cotton growers who used basic precision technology on their farming operations indicated enhanced profitability of between US$5.00 to US$10.00 per acre. The report also surveyed farmers who have not yet adopted precision agriculture technology. The overwhelming reason cited was start-up costs as their principle barrier to using the technology. As the high-value producer, Hemisphere GPS is well positioned to address this market adoption opportunity.

With the increased clarity of our GPS business strategy, we have laid out our long-term plans for becoming the leading integrator of GPS guidance, positioning and machine control solutions applications.

Thank you for your continued support. I look forward to reporting to you on our progress during 2007.



Steven Koles
President & Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended December 31, 2006

The following discussion and analysis is effective as of March 26, 2007 and should be read together with our audited annual consolidated financial statements and accompanying notes. Additional information related to CSI Wireless can be obtained from documents filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com, including the Company's Annual Information Form.

Overview

CSI Wireless Inc. is engaged in the design, manufacture and sale of innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company carries out these activities under the operating name "Hemisphere GPS" and has announced that it is seeking to rename the company "Hemisphere GPS Inc." at the annual meeting of its shareholders on May 9, 2007. Accordingly, references throughout this document to "CSI", "CSI Wireless", "Hemisphere GPS", "Hemisphere" or the "Company" all refer to CSI Wireless Inc. and its subsidiaries.

Hemisphere GPS has three primary product lines: Ground Agriculture products, Aerial Agriculture products and Precision products for GIS and marine markets. On January 19, 2006, the Company announced that it had completed the acquisition of the business assets of Del Norte Technologies Inc., which broadened Hemisphere's Aerial Agriculture product line and technology base.

Prior to 2006, the Company also carried out activities through its Wireless Business Unit, which included two primary product lines: Fixed Wireless Telephones and Telematics products. In early 2006, the Company announced its plans to exit the activities associated with its Wireless Business Unit. During 2006, the Company sold the Fixed Wireless Telephone product line and the Asset-Link Telematics product line. In addition, the Company announced an agreement to sell its Location Tag Telematics product line, however, that transaction has not yet closed. The activities associated with the Wireless Business Unit have been treated as discontinued operations in the financial statements for 2006 as more fully described later in this Management Discussion and Analysis ("MD&A").



The information in the Management's Discussion and Analysis (MD&A) contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations and changes in how they are interpreted and enforced; fluctuations in foreign exchange and interest rates; stock market volatility and market valuations; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions; stock market volatility and market valuations and changes in income tax laws. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive from them. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements

Economic and Market Trends

A large portion of the Company's products are utilized in agricultural markets. Conditions in the agricultural markets have generally been positive in 2006 and early 2007. The US Department of Agriculture ("USDA") reports that average prices received by US farmers in December 2006 for corn and wheat had increased by 50% and 28% respectively compared to the average prices received in January 2006. Increasing prices are believed to have been impacted by lower inventory levels and increasing global demand, in part arising from growing demand for ethanol and other grain-based biofuels. As a result of higher prices, the USDA has forecast 2007 "net farm income" to be US$66.6 billion, up 10% from 2006 and 16% higher than the 10 year average.

Agriculture markets in 2006 were impacted by dry weather conditions in certain parts of North America, Australia, Brazil, Africa and China. In addition, higher input costs, particularly relating to fuel and fertilizer, continued to impact these markets during 2006.

CSI's revenues and income have been negatively impacted by the strengthening of the Canadian dollar relative to the US dollar since 2003. The average foreign exchange rate for 2006 declined by 6% compared to the average rate for 2005. Similarly the average foreign exchange rate declined relative to the prior year by 7% in each of 2005 and 2004 and by 11% in 2003. As a result of these movements, the Company's Canadian dollar revenues, which are substantially all denominated in US dollars, were lower than they would have been had the foreign exchange rate not changed. Further, because a component of the Company's costs are denominated in Canadian dollars, the loss realized in 2006 was larger than it would have been had foreign exchange rates not changed.



Results of Operations

(000's)		2006		Year Ended December 31 2005		2004
				(audited)		
Sales	$	45,908	$	32,677	$	32,003
Gross margin		18,517		13,184		16,410
		40.3%		40.3%		51.3%
Expenses						
Research & development		4,741		3,949		3,468
Selling		9,305		5,832		2,676
General & administrative		5,930		5,268		3,342
Stock-based compensation		757		769		347
Amortization		2,509		1,854		820
		23,242		17,672		10,653
Earnings (loss) before the undernoted		(4,725)		(4,488)		5,757
Redemption premium on preferred shares		-		-		168
Gain on sale of marketable securities		(1,050)		-		-
Foreign exchange loss		643		789		802
Interest income		(221)		(139)		(21)
Restructuring charges		1,043		-		-
Earnings (loss) before income tax		(5,140)		(5,138)		4,808
Current tax expense		-		-		145
Earnings (loss) from continuing operations		(5,140)		(5,138)		4,663
Loss from discontinued operations		14,747		6,900		370
Net earnings (loss)	$	(19,887)	$	(12,038)	$	4,293
Earnings (loss) per common share from continuing operations:						
Basic	$	(0.11)	$	(0.12)	$	0.16
Diluted	$	(0.11)	$	(0.12)	$	0.15
Earnings (loss) per common share						
Basic	$	(0.43)	$	(0.29)	$	0.13
Diluted	$	(0.43)	$	(0.29)	$	0.13
Total assets	$	65,822	$	90,189	$	62,807
Long-term debt		301		784		-

Year Ended December 31, 2006 versus Year Ended December 31, 2005

Discontinued Operations
In the fourth quarter of 2005, the Company commenced activities to restructure and dispose of its Telematics product line, which was a component of the Wireless Business Unit. On April 24, 2006, the Company announced it had signed a definitive agreement to sell its Fixed Wireless Telephone product line to Telular Corporation. The transaction closed on May 8, 2006. On November 26, 2006, the Company signed a definitive agreement to sell its Asset-Link Telematics product line to CHI-Agra Products Inc. The transaction closed on December 18, 2006. On July 28, 2006, the Company announced that it had signed an agreement to sell the Location Tag Telematics product line to Trace Technologies, LLC. This transaction has not closed due to circumstances impacting Trace and which are out of the control of the Company. It is uncertain as to whether this transaction will close. As a result of these activities, and in accordance with Canadian generally accepted accounting principles ("GAAP"), the Wireless Business Unit financial components have been treated as "discontinued operations" in the Company's financial statements. The primary areas impacted by this treatment are:

1. the results of operations of the Fixed Wireless Telephone and Telematics product lines are removed from revenues and expenses and reported as a separate element of income in the statement of operations;

2. the assets and liabilities of the Fixed Wireless Telephone and Telematics product lines are presented separately in the appropriate sections of the balance sheet;

3. the statement of operations and balance sheet treatment is applied retroactively for all periods presented; and

4. the assets of the Fixed Wireless Telephone and Telematics product lines are measured at the lower of their carrying amount or their fair value less the expected costs to sell.

The results of operations reported in this MD&A have been restated to reclassify the revenues and expenses into the line item "loss from discontinued operations". Analysis of the results of operations and balance sheet components reflect this restatement. Because of this restatement, the results of operations reflect the continuing operations of the Hemisphere GPS product lines. Greater detail relating to the discontinued operations is included in note 11 of the consolidated financial statements.

Del Norte Acquisition
On January 19, 2006, the Company announced that it had completed the acquisition of the business assets of Del Norte Technology, Inc. ("Del Norte"). Del Norte was a competitor in the aerial agriculture guidance market with over 20 years of experience in designing and manufacturing specialized GPS products for the aerial guidance market – primarily crop dusting or aerial spraying. Hemisphere GPS purchased the Del Norte business assets for cash of US$940 thousand. Greater detail relating to the acquisition is included in note 2 of the consolidated financial statements.

Outback Acquisition
On April 8, 2005, the Company, through its wholly-owned subsidiary Satloc LLC (subsequently re-named Hemisphere GPS LLC), completed the acquisition of certain sales, marketing and distribution assets relating to the Outback line of products from RHS, Inc. ("RHS"). Consideration, including acquisition costs of $845 thousand, totaled $26.4 million and was comprised of 4.4 million common shares and approximately $11.9 million in cash. An additional 2.1 million common shares may be issued to RHS if the Outback Business achieves certain growth and profitability targets over 2005, 2006 and 2007. If such common shares become issuable, they will be accounted for as additional goodwill on the acquisition. No additional shares are payable based on 2005 and 2006 performance. The growth and profitability targets are stated on an annual and cumulative basis such that all of the common shares remain issuable if the cumulative targets are met, despite a shortfall relative to the annual targets in any year.

As part of the acquisition, CSI acquired working capital of US$2.0 million representing inventory and current assets, net of accounts payable and other current liabilities associated with the Outback Business. In addition, CSI acquired certain tangible and intangible assets associated with the Outback Business and assumed debt of approximately $1.3 million. Greater detail relating to the acquisition is included in note 2 of the consolidated financial statements.

Continuing Operations – Hemisphere GPS

Revenues

For the year ended December 31, 2006, revenues were a record for the Company at $45.9 million, an increase of 40% from $32.7 million in 2005. As revenues are substantially all denominated in US dollars, revenue increases in US dollars have been negatively impacted by the weakening US dollar exchange rate relative to the Canadian dollar, which declined approximately 6% on average in 2006 and by 7% in both 2005 and 2004.

On April 8, 2005, the Company completed the acquisition of the Outback Business from RHS, Inc. As a result of this acquisition, prices realized by CSI for sales of the Outback product line now represent the final retail price for sales to end users. Prior to April 9, 2005, sales of Outback products were made to RHS, Inc. at distributor prices, which are significantly lower than retail prices. As a result, the revenues earned by Hemisphere GPS would have been higher in 2005 if the acquisition had closed at the beginning of 2005, rather than on April 8th.

In 2006, Hemisphere GPS sales were positively impacted by strong agricultural markets which drove stronger sales of ground agricultural guidance products. New products introduced in late 2005 and in 2006, including the Outback S2 and Baseline ground agriculture products, also contributed to increased sales. Sales of the Company's precision products line were also stronger in 2006. Strong sales of the Company's Vector heading sensor products to marine markets, and sales of differential GPS receivers, contributed to revenues from this product line.

On January 19, 2006, the Company announced that it had closed the Del Norte acquisition. Despite the incremental revenues from this transaction, revenues from the air agricultural product line were lower in 2006, than in 2005. This was a result of higher aviation fuel costs, dry weather conditions in certain of our markets and customer expectations regarding product rationalization and new product introductions.

Gross Margins

The Company reported gross margins of $18.5 million in the year, an increase of 40% relative to gross margins of $13.2 million in 2005. Gross margins, as a percentage of revenue, were 40% in 2006 and 2005.

In 2006, the Company changed the classification of dealer commissions that are paid to Outback dealers when Outback products are sold. In 2005, dealer commissions were reported as a separate line of operating expenses. For 2006, the Company revised this treatment to include the dealer commissions in cost of sales. These costs represent commissions that are paid to the network of third-party dealers – called Outback Guidance Centres – across North America. For each sale of an Outback product in North America, a commission is paid to the dealer in the relevant region. The Company is of the view that the inclusion of these variable costs in the determination of gross margin is a more meaningful accounting treatment. The comparative financial results have been restated for this change.

A significant factor impacting ground agriculture product gross margins in 2005 and 2006 arose from the accounting treatment that was required to be applied to inventory acquired in the acquisition of the Outback Business. Inventory that CSI had previously sold to RHS and was acquired in the acquisition, was recorded under GAAP accounting at the cost that was carried on RHS' books at the time of the acquisition. This included the margin that CSI had earned on the original sale of the product to RHS. Until that inventory was consumed, the margins earned on the sale of the Outback products included only the share of margins previously earned by RHS on product sales. As a result, margins on sales of Outback products during 2005 and 2006 were lower than they would have been had CSI manufactured and sold this equipment directly. The impact of this "acquisition inventory step-up cost" was an increase in cost of sales of approximately $1.3 million in 2006 and $2.9 million in 2005.

Another item impacting gross margins in 2005, 2006 and in future years is the accounting treatment associated with the Company's Outback Extended Service Plan that was introduced in the fourth quarter of 2005. This program enables customers to extend their warranty from the standard one year warranty, to three years on Outback products. Previously, the three year warranty was standard on all sales. While this revenue is collected at the time of the sale, under generally accepted accounting principles, it is recognized over the period to which the revenue relates – which is the second and third year of the warranty. Accordingly, the cash collected at the time of the sale relating to this program is set up as deferred revenue on the balance sheet and is recognized as revenue in the future periods to which it relates. Similarly, the commissions paid relating to these revenues are also set up on the balance sheet as deferred charges and will be recognized as expenses during the same period. During 2006, the Company collected Extended Service Plan revenues of approximately $2.2 million, representing about 5% of revenue, which have been set up as deferred revenue on the balance sheet. In 2007, the Company will begin to recognize the appropriate portion of deferred revenues collected.

In the third quarter, a detailed assessment of the salability of both raw materials and finished product was conducted in connection with the restructuring of Hemisphere GPS and the planning and implementation of the Company's new Enterprise Resource Planning ("ERP") system. Based upon this assessment, Management determined that an additional reserve for obsolescence was required in the amount of $280 thousand. An additional inventory provision of approximately $720 thousand was recorded related to inventory costs included in warranty pool inventory that was originally purchased in the Outback business asset acquisition in April 2005.

Expenses and Other

Operating expenses were $23.2 million in 2006, up by 31% from $17.7 million in 2005. On a percentage basis, operating expenses were 51% of revenue in 2006 versus 54% in 2005.

Research and Development Expenses

Research and development expenses in 2006 were $4.7 million compared to $3.9 million in 2005, an increase of 20%. The Company has targeted that it will spend 10% of its revenue in research and development activities to maintain and expand its technology and products. In 2006, research and development expense was at the Company's target of 10%. Many of the research and development costs incurred in Canada qualify for scientific research and experimental development income tax treatment. This includes the elective deferral of research and development expenses and the eligibility for such expenses to earn investment tax credits. Research and development costs incurred in the United States also qualify for tax credits in certain circumstances.

Selling and General and Administrative Expenses

Selling expenses were $9.3 million in 2006, up by 60% from $5.8 million in 2005. The largest part of the increase in 2006 relates to the acquisitions of the Outback Business on April 8, 2005 and the Del Norte business assets on January 19, 2006. The incremental sales and marketing costs associated with these businesses based on the timing of the acquisitions, is estimated to be approximately $2.3 million for 2006. Additional sales and marketing expense increases result from increased revenue and activity levels.

General and administrative ("G&A") expenses increased by $0.6 million or 11% from $5.3 million in 2005 to $5.9 million in 2006. Of this increase, approximately $0.5 million relates to incremental general and administrative expenses from the Del Norte and Outback acquisitions.

Amortization Expense

Amortization expense was $2.5 million in 2006, an increase of $0.6 million or 32% from $1.9 million in 2005. The majority of this increase relates to incremental amortization relating to the acquisition of the Del Norte and Outback business assets of approximately $0.4 million.

Gain on Sale of Marketable Securities

In December 2006, the Company sold 1,931,745 common shares of Telular Corporation that it had received as a component of the proceeds for the sale of the Fixed Wireless Telephone product line following the expiry of the six month hold period on the shares. Net proceeds of disposition for the sale were $7.2 million, giving rise to a gain on sale of approximately $1.0 million.

Interest and Foreign Exchange

In 2006, the Company recorded interest income of $221 thousand compared to interest income of $139 thousand in 2005. Throughout the year the Company earned interest income on its cash balance, which was offset by interest expense on capital leases and long-term debt.

The Company realized a foreign exchange loss of $643 thousand during 2006 compared to a loss of $789 thousand in 2005. This loss relates primarily to the impact of a weakening US dollar on the translation of US dollar denominated working capital into Canadian dollars.

Management implemented a foreign exchange risk management program in early 2005, to hedge the Company's US dollar working capital against exchange rate fluctuations. In late 2005, the Board of Directors of CSI approved an increase in the authorized hedging limit to US$20 million from US$7.5 million to reflect an increase in the Company's US dollar working capital.

In addition to the foreign exchange translation loss, the strengthening Canadian dollar also impacted the reported amount of revenues and expenses in each category of the Consolidated Statements of Operations and Deficit where a component of the category is denominated in US dollars.

Restructuring Costs

Restructuring costs of $1.0 million were incurred in 2006 associated with senior management changes and corporate restructuring activities related to the transition of the Company to a pureplay GPS strategy.

Income Taxes
For the year ended December 31, 2006, the Company did not record any amounts related to income taxes.

The Company's US operating subsidiaries, CSI Wireless LLC and Hemisphere GPS LLC, file as a combined entity for US federal tax purposes. As at December 31, 2006, the Company has cumulative US net operating losses of $37.4 million, additional tax deductions of $26.7 million that can be used to reduce US taxable income in future years, as well as $2.9 million of general business credits that can be used to reduce federal taxes otherwise payable in future years.

In Canada, at the end of 2006, CSI Wireless Inc. has tax deductions and loss carryforwards of $8.4 million that can be used to reduce Canadian taxable income in future years, as well as investment tax credits in the amount of $2.4 million that can be used to reduce Canadian federal taxes otherwise payable in future years.

Discontinued Operations - Wireless Business Unit

The Company recorded a loss from discontinued operations of $14.7 million for the year ended December 31, 2006 compared to a loss of $6.9 million in 2005. As previously described, these amounts represent the results of operations of the Fixed Wireless Telephone and Telematics product lines which were operated as the Company's Wireless Business Unit.

Summarized annual results for the discontinued operations are as follows:

	Year Ended December 31	
(000's)	2006	2005
Sales	$ 16,598	$ 46,525
Gross margin	2,303	6,538
Operating expenses	8,388	12,543
Loss before the following	(6,085)	(6,005)
Gain on sale of product lines	(383)	–
Severence and wind-down costs	1,071	–
Interest income	(26)	(5)
Goodwill impairment	8,000	900
Loss from discontinued operations	$ (14,747)	$ (6,900)

Revenues from discontinued operations declined from $46.5 million in 2005 to $16.6 million in 2006 due to the strategic decision of the Company to exit the Wireless product lines during 2006. Operating expenses declined for the same reason.

Included in operating expenses from discontinued operations is a bad debt provision totaling $2.5 million relating to an accounts receivable for sales of fixed wireless telephones to India during the first quarter of 2006. Further to its collection efforts relating to this account, CSI filed a lawsuit in February 2007 to collect the remainder of the accounts receivable and address additional claims against the parties involved. The Company intends to aggressively pursue the claims set out in the lawsuit. As the account has been fully written off, we do not anticipate any additional negative impact from this issue apart from the associated legal fees.

On October 21, 2006, the Company announced that Longview Advantage, Inc., a former customer of the Telematics product line filed a lawsuit against the Company claiming damages of $35 million. The Company believes that the legal claim is without merit and intends to aggressively defend its position. A Statement of Defense was filed in March 2007 together with a counter-claim against Longview to recover damages that CSI has incurred in connection with the issues outlined in the legal documents.

Fixed Wireless Telephone Product Line Divestment
On April 24, 2006, the Company announced that it had signed a definitive agreement to sell its Fixed Wireless Telephone ("FWT") product line to Telular Corporation ("Telular") of Vernon Hills, Illinois. The transaction closed on May 8, 2006. Proceeds of disposition related to the sale were as follows:

- $3.2 (US$2.9) million cash on closing, not including $178 thousand paid for working capital;
- $0.6 (US$0.5) million accounts receivable relating to an agreed inventory reserve; and
- $6.2 (US$5.6) million Telular common shares (1,931,745 shares), with a 6 month hold period.

In addition to these proceeds, the Company is eligible for up to 1,159,047 contingent Telular common shares based on the revenues earned by the buyer on GSM and TDMA fixed wireless telephone sales in specific markets during defined periods that will end no later than June 30, 2007. The first segment of the earnout was completed on December 31, 2006 and resulted in the Company earning approximately 151,000 additional common shares of Telular Corporation representing 29% of the total available under this earnout segment of 515,132 shares. These shares have been recorded as additional proceeds on the sale of the Fixed Wireless Telephone product line. The final segment of the earnout will be completed on June 30, 2007. Under this segment of the earnout, the Company has the potential to earn 643,915 common shares. Although the final details related to the related revenues are not known at this time, the Company does not expect that a significant number of shares will be earned related to this earnout segment.

Prior to the divestment of the Fixed Wireless Telephone product line, and in accordance with Canadian generally accepted accounting principles, in the first quarter of 2006 the Company evaluated the carrying value of the assets related to the discontinued operations and determined that there was an impairment in the goodwill balance related to such operations. Accordingly, during the first quarter a goodwill impairment provision was recorded of $8 million.

The Company realized a gain on sale of the Fixed Wireless Telephone product line totaling $0.8 million, including the additional common shares earned in the fourth quarter. Further detail relating to the divestment of the Fixed Wireless Telephone product line is included in note 11 of the consolidated financial statements.

Asset-Link Telematics Product Line Divestment
On November 26, 2006, the Company signed a definitive agreement to sell its Asset-Link Telematics product line to CHI-Agra Products Inc. The transaction closed on December 18, 2006. Proceeds for the sale included $12 thousand of cash and a promissory note for $104 thousand. In addition, the Company may earn up to US$250 thousand based on sales of Asset-Link products by the purchaser. The Company recorded a loss on the sale of the Asset-Link Telematics product line of $0.4 million.

Location Tag Product Line Divestment
On July 28, 2006, the Company announced that it had signed an agreement to sell the Location Tag Telematics product line to Trace Technologies, LLC. This transaction has not closed due to circumstances impacting Trace and which are out of the control of the Company. It is uncertain as to whether this transaction will close. If the deal does not close, the Company will receive a break fee of US$125 thousand.

Severance and Wind-down Costs
In connection with the sale of the Wireless Business Unit product lines, and the wind-down of the activities, the Company incurred severance and other wind-down costs of $1.1 million.

Following the sale of the Asset-Link Telematics product line, operating activities related to the discontinued operations have ceased, apart from legal costs that will be incurred in connection with the legal issues discussed.

Balance Sheet
There remain some residual assets and liabilities on the balance sheet related to the discontinued operations. Assets are comprised of accounts receivable, as well as inventory and fixed assets associated with the Location Tag product line. Liabilities relate primarily to accrued costs associated with winding down the business and estimated warranty liabilities.

Earnings

In 2006, the Company incurred a loss from continuing operations of $5.1 million or $0.11 per share (basic and diluted), compared to a loss of $5.1 million or $0.12 per share (basic and diluted) in 2005.

The Company realized a net loss of $19.9 million or $0.43 per common share (basic and diluted) in 2006, compared to a loss of $12.0 million or $0.29 per share (basic and diluted) in 2005.

Summary of Quarterly Results

	Quarter Ended							
(000's)	Mar 31 2005	Jun 30 2005	Sep 30 2005	Dec 31 2005	Mar 31 2006	Jun 30 2006	Sep 30 2006	Dec 31 2006
Sales	$ 9,773	$11,642	$ 5,637	$ 5,625	$15,514	$16,907	$ 5,617	$ 7,870
Gross margin	5,116	4,020	2,106	1,943	6,202	8,379	1,055	2,881
	52%	35%	37%	35%	40%	50%	19%	37%
Expenses								
Research and development	933	933	1,094	990	1,170	1,227	1,134	1,209
Sales and marketing	661	1,727	1,626	1,818	2,819	2,342	1,772	2,372
General and administrative	1,049	1,295	1,537	1,387	1,330	1,532	1,347	1,721
Stock-based compensation	145	170	244	211	143	186	215	213
Amortization	197	499	565	592	587	619	638	666
	2,985	4,624	5,066	4,998	6,049	5,906	5,106	6,181
Earnings (loss) before undernoted items	2,131	(604)	(2,960)	(3,055)	153	2,473	(4,051)	(3,300)
Restructuring costs	–	–	–	–	–	1,043	–	–
Gain on sale of marketable securities	–	–	–	–	–	–	–	(1,050)
Foreign exchange (gain) loss	(33)	(56)	733	145	67	762	(133)	(53)
Interest income	(42)	(16)	(43)	(38)	(16)	(94)	(84)	(27)
Earnings (loss) before income tax	2,206	(532)	(3,650)	(3,162)	102	762	(3,834)	(2,170)
Current income tax	45	(45)	–	–	–	–	–	–
Earnings (loss) from continuing operations	2,161	(487)	(3,650)	(3,162)	102	762	(3,834)	(2,170)
Loss from discontinued operations	(844)	(615)	(2,138)	(3,302)	(9,257)	(2,929)	(1,978)	(582)
Net earnings (loss)	$ 1,317	$ (1,102)	$ (5,788)	$ (6,464)	$ (9,155)	$ (2,167)	$ (5,812)	$ (2,752)
Earnings (loss) per common share from continuing operations*:								
Basic and diluted	$ 0.06	$ (0.01)	$ (0.08)	$ (0.07)	$ 0.00	$ 0.02	$ (0.08)	$ (0.05)
Net earnings (loss) per common share*:								
Basic and diluted	$ 0.04	$ (0.03)	$ (0.13)	$ (0.15)	$ (0.20)	$ (0.05)	$ (0.13)	$ (0.06)

** Calculated using quarterly weighted average number of shares outstanding.*

Quarterly revenues have varied during the past eight quarters due to the following factors:

1. A large component of Hemisphere GPS revenues are derived from the North American agricultural markets and have historically been impacted by the seasonality of the agricultural buying season with the first half of the year being the strongest and the second half being the weakest. The acquisition of the Outback Business in April 2005 has increased this seasonality as revenues are now based on end customer sales whereas prior to this acquisition, CSI's customer, RHS, Inc., purchased on a level-loaded basis during the last half of the year to support heavy sales in the first half of the following year. Management is undertaking initiatives to attempt to mitigate the seasonality of the business, including increasing sales efforts in the Southern Hemisphere which is generally counter-seasonal to the Northern hemisphere agricultural seasons.

2. The acquisition of the Outback Business in April 2005 resulted in variability in the Company's revenues as the revenues, which were previously sold to RHS, Inc. at distributor prices are now generally sold to end customers at retail prices, which are substantially higher than distributor prices.

3. The Outback business assets were acquired in April 2005 and the Del Norte business assets were acquired in January 2006. These acquisitions impacted revenues and expenses after the date of their closing.

Quarter Ended December 31, 2006 versus Quarter Ended December 31, 2005

Continuing Operations – Hemisphere GPS

Revenues

Fourth quarter revenues of $7.9 million were an increase of 41% from revenues of $5.6 million in the fourth quarter of 2005. The Company is well positioned to benefit from the positive conditions impacting the agricultural markets and saw strong revenue growth in fourth quarter sales of ground agricultural products. In addition, the Company saw growth from its precision products line focused on the marine and GIS markets. Revenues from the Company's air products were negatively impacted by higher aviation fuel costs and by dry weather conditions in certain of our markets.

Gross Margins

Gross margins in the fourth quarter of 2006 were 37% or $2.9 million compared to 35% and $1.9 million in the fourth quarter of 2005. The seasonality of the Company's revenues have impacted the Company's gross margins in the last half of the year as fixed manufacturing overhead expenses are allocated over a lower revenue base. In addition, the product mix during the last half of the year impacts margins as the higher margin ground agriculture products make up a smaller relative portion of total revenues.

In December, the Company transitioned to a new ERP system which will support a higher level of activity-based costing in Hemisphere's manufacturing activities. As a result, the Company expects that there will be a greater absorption of manufacturing overheads into product costs and therefore, the Company anticipates that the seasonality will have a smaller impact on gross margins in the last half of 2007 and future years than it has had in the past.

Expenses and Other

Operating expenses of $6.2 million in the fourth quarter were up 24% relative to $5.0 million in the fourth quarter of 2005. Increases in sales and marketing expenses and general and administrative expenses were the primary drivers of this increase.

Sales and marketing expenses increased in the fourth quarter related to increased promotional activity associated with the re-focusing of the Company on the GPS business, including higher advertising and tradeshow expenses in advance of the 2007 agricultural buying season. In addition, cost increases arose due to the higher fourth quarter revenue level and from the acquisition of the Del Norte aerial agriculture business assets which closed in the first quarter of 2006.

In the fourth quarter, general and administrative expenses increased by 24% relative to 2005. This increase is a result of the Del Norte acquisition in the first quarter, increased legal fees, increased audit fees and other increased costs associated with activity levels. In addition, G&A has been higher due to the support activities related to exiting the Wireless businesses, but which are not allocable to the discontinued operations.

Gain on Sale of Marketable Securities
In December 2006, the Company sold 1,931,745 common shares of Telular Corporation that it had received as a component of the proceeds for the sale of the Fixed Wireless Telephone product line. Net proceeds of disposition for the sale were $7.2 million, giving rise to a gain on sale of approximately $1.0 million.

Interest and Foreign Exchange
Interest income earned in the fourth quarter of 2006 was $27 thousand compared to $38 thousand in the same quarter of 2005. The Company earned interest income on its cash balance, which was offset by interest expense on capital leases and long-term debt.

The Company realized a foreign exchange gain in the fourth quarter of $53 thousand, compared to a foreign exchange loss in the fourth quarter of 2005 of $145 thousand.

Discontinued Operations – Wireless Business Unit
Revenues of $0.2 million were down from $15.5 million due to the divestment of the Fixed Wireless Telephone and Asset-Link Telematics product lines during 2006.

The Company recorded an incremental gain on the sale of the Fixed Wireless Telephone product line in the fourth quarter of $0.6 million from additional earnout shares received from Telular Corporation and discussed earlier in this MD&A. The Company recorded a loss in the fourth quarter of $0.4 million related to the sale of the Asset-Link Telematics product line during the quarter.

The Company recorded a loss from discontinued operations of $0.6 million for the quarter ended December 31, 2006 compared to a loss of $3.3 million in the same quarter of 2005. The reduction in the amount of the loss relates primarily to the divestment of the related product lines during 2006.

Earnings
In the fourth quarter of 2006, the Company incurred a loss from continuing operations of $2.2 million, or $0.05 per share (basic and diluted), compared to a fourth quarter 2005 loss of $3.2 million or $0.07 per share (basic and diluted).

The Company incurred a loss of $2.8 million, or $0.06 per share (basic and diluted) in the fourth quarter of 2006, compared to a fourth quarter 2005 loss of $6.5 million or $0.15 per share (basic and diluted).

Liquidity and Capital Resources

Working Capital
CSI held cash at December 31, 2006 of $11.2 million compared to $12.6 million at the end of 2005.

CSI has a bank operating line of credit with a maximum limit of $7,000,000. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The utilization of this line of credit draws interest at prime plus 0.5%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness. There were no balances drawn against this line of credit at the end of 2006 or 2005.

Accounts receivable at December 31, 2006 was $5.0 million, versus $3.4 million at December 31, 2005. In North America, the Company's Outback product line is generally sold directly to end customers and these sales typically take place with credit card or by prepayment. Therefore, the accounts receivable primarily represent sales of non-Outback product lines, or sales of Outback products outside of North America. The balance has increased at the end of 2006 as a result of increased revenues.

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels increased from $11.0 million at December 31, 2005 to $11.5 million at the end of December 2006. The increase in inventory relates to increased revenue levels. During the last half of 2006, the Company built inventory to a level necessary to support expected demand in the strongest selling season which takes place in the first half of the year.

The Company is focused on optimizing its inventory levels. In December 2006, CSI implemented the second phase of a new ERP system, including the manufacturing planning component. Through this system, the Company expects to achieve improvements in manufacturing and procurement processes that will enable it to reduce relative inventory levels over time. In addition, the Company has out-sourced the manufacturing of certain higher-volume elements of our products, which should result in cost savings and capacity increases beginning in the second quarter of 2007.

Foreign Exchange Hedging Program
The Company has a foreign currency risk management program in place to mitigate the impact of foreign exchange fluctuations on its US dollar denominated working capital. The Board of Directors has approved the execution of financial instruments with a maximum notional value of US$20 million which have the objective of offsetting the exposure the Company faces by carrying positive US dollar working capital. To date, the Company has entered financial instruments which are settled for cash on the last business day of each quarter using the Bank of Canada noon day rate as the reference foreign exchange rate. At the end of each quarter in 2006, no financial instruments remained outstanding.

Property and Equipment
During 2006, excluding assets acquired in connection with the acquisition of the Del Norte business assets, the Company invested $4.1 million in property and equipment. The most significant capital addition in 2006 was $2.8 million associated with the renovation and equipping of a sales, distribution and repair facility in Hiawatha, Kansas. In addition, capital additions included information technology-related capital, research equipment and production equipment.

In connection with the acquisition of the Del Norte business assets, tangible capital assets were acquired totaling $0.1 million and intangible capital assets were acquired totaling $0.3 million. Tangible assets included office equipment, computer equipment and computer software. Intangible assets included tradenames, marketing and distribution assets, and technology.

Goodwill
Goodwill of $0.6 million was recorded arising from the Del Norte business assets acquisition.

Share Capital
At March 26, 2007, there were 46,145,069 common shares outstanding.

During 2006, 269,167 stock options were exercised for cash proceeds of $430 thousand.

Cash Flow
Continuing operations used $0.3 million of cash in operations in 2006, after consideration of the net change in non-cash operating working capital. Net proceeds received from the sale of the Telular Corporation shares in December 2006 were $7.2 million. $1.0 million of cash was used for the acquisition of the Del Norte business assets, $4.1 million of cash was used to acquire capital assets and $0.8 million was used for principal repayments on long-term debt and capital leases. Discontinued operations utilized cash of $3.0 million.

Contractual Obligations

	Payments Due by Period				
Effective December 31, 2006 (000's)	Total	Less than 1-year	1 to 3 years	4 to 5 years	After 5 years
Long-term debt	$ 301	$ 301	$ –	$ –	$ –
Capital lease obligations	393	291	102	–	–
Operating leases	3,092	971	1,248	873	–
Total contractual obligations	$ 3,786	$ 1,563	$ 1,350	$ 873	$ –

Related Party Transactions
In connection with the acquisition of the Outback Business, the Company had transactions during 2006 with the seller, RHS, which is a company wholly-owned by a director and former member of CSI's senior management team. The details, including the business purpose of the transactions, the recorded amounts and the measurement basis used is provided in note 14 of the consolidated financial statements.

Critical Accounting Policies and Estimates
CSI prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates are based on Management's historical experience and various other assumptions that are believed by Management to be reasonable under the circumstances. Such assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

1. The Company maintains an allowance for doubtful accounts for estimated losses that may occur if customers are unable to pay trade balances owing to CSI. This allowance is determined based on a review of specific customers, historical experience and economic circumstances.

2. Inventories are carried at the lower of cost and market value. Provisions for excess or obsolete inventory are recorded based on our assessment of the estimated market value of component, work in process, and finished goods inventory.

3. The Company performs the required test for goodwill impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In performing the required test, Management estimates the future cash-flows of each of its reporting units.

4. The Company evaluates its future tax assets and records a valuation allowance where the recovery of future tax does not meet the required level of certainty. At December 31, 2006, valuation allowances are provided for the full amount of future tax assets.

5. The Company accrues reserves for product warranty expenses for the repair or replacement of defective products sold. The warranty reserve is based on an assessment of the historical experience of the Company. If the Company suffers a decrease in the quality in its products, an increase in warranty reserve may be required.

Accounting Policies
In November 2005, the Company implemented an extended service plan under which Outback product customers can extend the warranty on their product from the standard one year warranty to three years. Revenues from the sale of the Outback extended service plan is recorded as deferred revenue at the time that payment is received and are recognized on a pro-rata basis over the extended service period. Commissions paid on extended service program revenues are recorded as deferred charges at the time they are paid, and are expensed on a pro-rata basis over the extended service period.

Business and Market Risks
The nature of the Company's business gives rise to certain risks that may impact future financial results. In addition to risks described elsewhere in this report, the Company identifies the following risks to currently be the most significant:

1. *Financial Results*
   The Company incurred significant losses during the years ended December 31, 2005 and 2006. While 2004 was a profitable year, CSI incurred losses in each of the three years prior to 2004. If the Company fails to execute on its business plan, it is possible that losses will occur in any of the four quarters of 2007, and that a loss could be realized in 2007. Future revenues, gross margins and expenses are subject to many factors beyond the Company's control. Examples include:

   - the liquidity and business plan execution of customers;
   - general industry conditions;
   - the rate of acceptance of the Company's products;
   - new technologies in the marketplace;
   - the development and timing of the introduction of new products;

- price and product competition from competitors;
- the product mix of the Company's sales;
- possible delays in manufacturing or shipment of the Company's products;
- possible delays or shortages in component supplies; and
- other risk factors described in this MD&A.

2. *Foreign Currency Valuations*

   Sales of CSI's products are primarily transacted in US dollars. As revenues are reported by the Company in Canadian dollars, the Company is exposed to risk associated with US and Canadian dollar currency fluctuations. These risks are mitigated to some extent by purchasing inventory, other costs and many services in US dollars. However, a strengthening in the Canadian dollar relative to the US dollar results in lower revenues and earnings for the Company. As the Company expands with increased global sales, it is expected that it may be necessary to transact sales in foreign currencies other than US dollars, thus exposing the Company to additional foreign currency risk.

   In 2006 the Company entered into derivative financial instruments to manage its foreign currency exposure in connection with the implementation of a foreign exchange risk management program. Although this program has been implemented, there is no guarantee the Company will not experience foreign exchange gains and losses in future periods.

3. *General Economic and Financial Market Conditions*

   In 2006, the Company faced negative conditions in certain economic, financial and product markets. Negative changes in market and business environments, or adverse geopolitical events, could have a negative impact on the Company's 2007 performance. The Company's agricultural product sales were affected to some extent by drought conditions in 2006 and in prior years. This negatively impacted sales of agriculture guidance products. Should negative weather conditions arise in 2007, the Company could be faced with lower-than-expected revenues in the impacted market areas.

4. *Dependence on Key Personnel and Consultants*

   The Company's success is largely dependent upon the performance of personnel and key consultants. The unexpected loss or departure of any of the key officers, employees or consultants could be detrimental to the future operations. The success of the Company will depend, in part, upon the ability to attract and retain qualified personnel, as they are needed. The competition for highly skilled technical, research and development, management, and other employees is high in the GPS industry. There can be no assurance that we will be able to engage the services of such personnel or retain our current personnel.

5. *Competition*

   The Company is competing in a highly competitive industry that is constantly evolving and changing. The Corporation expects this competition to increase as new competitors enter the market. Many of our competitors have greater financial, technical, sales, production and marketing resources. We compete with companies that also have established customer bases and greater name recognition. This may allow competitors to respond more quickly to the GPS market and better implement technological developments. There is no assurance that the Company will be able to compete on the same scale as these companies. Such competition may result in reduced sales, reduced margins or increased operating expenses.

6. *Third Party Dependence*

   Many of the Company's products rely on signals from satellites that it does not own or operate. Such satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the Global Positioning System ("GPS") and/or the growth of current and additional market opportunities, which would adversely affect our results of operations. In addition, there is no assurance that the US government will remain committed to the operation and maintenance of GPS satellites over a long period of time; or that the policies of the US government for the commercial use of GPS without charge will remain unchanged.

7. *Dependence on New Products*

The Company must continue to make significant investments in research and development to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development-stage products will be successfully completed or, if developed, will achieve significant customer acceptance. If the Company is unable to successfully define, develop and introduce competitive new products, and enhance existing products, future results would be adversely affected.

8. *Intellectual Property*

The industry in which the Company operates has many participants that own, or claim to own, proprietary intellectual property. The Company has received, and may receive, claims from third parties claiming that the Company has infringed on their intellectual property rights. Determination of the rights to intellectual property is very complex, and litigation may be required to establish if the Company has violated the intellectual property rights of others. As a result of such claims, the Company could be subject to losses arising from product injunctions, awards for damages and third party litigation costs, requirements to license intellectual property, legal expenses, diversion of Managements' time and attention, and other costs.

9. *Government Regulation*

Our products are subject to government regulation in the United States, Canada and other regions in which we operate. Although we believe that we have obtained the necessary approvals for the products that we currently sell, we may not be able to obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future.

10. *Availability of Key Supplies*

The Company is reliant upon certain key suppliers for raw materials and components, and no assurances can be given that we will not experience delays or other difficulties in obtaining supplies, as a result of trade disputes or other matters. While no single vendor currently supplies more than 10% of the raw materials used by the Company, the raw materials used in certain operations are available only through a limited number of vendors. Although we believe there are alternative suppliers for most of our key requirements, if our current suppliers are unable to provide the necessary raw materials or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on our results of operations and its financial condition.

11. *Credit Risk*

The Company has undergone significant sales growth resulting in a significant growth in its customer base. As a result, the Company has an increasing exposure to credit risk related to trade balances owing from customers. In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of new customers to establish credit limits. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its customers, historical trends and economic circumstances. Losses could be realized by the Company if customers default on their balances owing.

12. *Technology Risk*

The Company's success in the GPS markets may depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. The Company's products embody complex technology that may not meet those standards, changes and preferences. We may be unable to successfully address these developments on a timely basis or at all. Failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause the Company to be unable to recover significant research and development expenses and could reduce our revenue.

13. *Future Acquisitions*
    The Company may seek to expand our business through the acquisition of compatible products or businesses. There can be no assurance that suitable acquisition candidates can be identified and acquired on favourable terms, or that the acquired operations can be profitably operated or integrated into CSI. In addition, any internally generated growth experienced by CSI could place significant demands on our Management, thereby restricting or limiting our available time and opportunity to identify and evaluate potential acquisitions. To the extent Management is successful in identifying suitable companies or products for acquisition, we may deem it necessary or advisable to finance such acquisitions through the issuance of Common Shares, securities convertible into Common Shares, debt financing, or a combination thereof. In such cases, the issuance of Common Shares, Preferred Shares or convertible securities could result in dilution to the holders of Common Shares at the time of such issuance or conversion. The issuance of debt to finance acquisitions may result in, among other things, the encumbrance of certain of our assets, impeding our ability to obtain bank financing, decreasing our liquidity, and adversely affecting our ability to declare and pay dividends to our shareholders.

14. *Proprietary Protection*
    The Company's success will depend, in part, on its ability to obtain patents, maintain trade secrets and unpatented know-how protection, and to operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. CSI relies on a combination of contract, copyright, patent, trademark and trade secret laws, confidentiality procedures and other measures to protect its proprietary information. There can be no assurance that the steps taken will prevent misappropriation of its proprietary rights. The Company's competitors also could independently develop technology similar to its technology. Although the Company does not believe that its products or services infringe on the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company, or that any such assertions or prosecutions will not materially adversely affect its business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, CSI could incur significant costs and diversion of resources with respect to the defence thereof, which could have a material adverse effect on its business.

15. *Conflicts of Interest*
    Certain directors of CSI are engaged and will continue to be engaged in the design, manufacture and marketing of GPS products, and situations may arise where the directors may be in direct competition with CSI. Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the Alberta Business Corporations Act which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with CSI to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

16. *Product Liability*
    The sale and use of the Company's products entail risk of product liability. Although we have product liability insurance, there is no assurance that such insurance will be sufficient or will continue to be available on reasonable terms.

17. *New and Emerging Markets*
    Many of the markets for the Company's products are new and emerging. Its success will be significantly affected by the outcome of the development of these new markets.

18. *Physical Facilities*
    The Company has facilities at several different locations, as well as component inventory, finished goods and capital assets at third-party manufacturing facilities. Tangible property at each location is subject to risk of fire, earthquake, flood, and other natural acts of God. In the event of such acts, there could be delays in production and shipments of product due to both the loss of inventory and/or capacity to produce.

19. *Legal Risks*
    In common with other companies, CSI is subject to legal risks related to operations, contracts, relationships and otherwise under which we may be served with legal claims. Whether or not the claims are legally valid, such claims may result in legal fees, damages, settlement costs and other costs as well as significant time and distraction of Management and employees.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's Management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2006, that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company, including its subsidiaries, is made known to them by others within the Company. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

In the fourth quarter of 2006, the Company implemented the second phase of a new ERP system, including the manufacturing resources planning ("MRP") component of the system. The implementation of this phase included revisions to many Company processes related primarily to purchasing, inventory control and manufacturing activities. As a result of the broad impact of this system implementation, the Company believes that these changes have materially affected the Company's internal controls over financial reporting.

We have assessed the design of our internal controls over financial reporting and during this process, we identified certain weaknesses in internal controls over financial reporting which are set out below. The weaknesses in the Company's internal controls over financial reporting discussed below result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of material misstatement, as described more fully below, however, there can be no assurance that the risk can be reduced to less than a remote likelihood of a material misstatement.

Limited Number of Staff – Common with many small companies, internal control deficiencies have been identified within the Company's accounting and finance department as a result of a limited number of staff. Two deficiencies were identified:

1. the Company does not have the personnel with all the technical knowledge to identify and address the complex and non-routine transactions that may arise; and

2. certain duties were not properly segregated due to the limited number of staff.

Management has implemented processes to mitigate the risks arising from these weaknesses. Material, complex and non-routine transactions are overseen by members of the senior management team and third-party expert advisors are consulted as needed in connection with the accounting and other implications. Detailed working papers are prepared and regularly reviewed by accounting management. Management reporting is prepared and regularly reviewed by the senior management team. On a quarterly basis, consolidated financial statements are reviewed by the Chief Executive Officer, Chief Financial Officer and the Audit Committee of the Board of Directors. In addition, the quarterly financial statements are reviewed by the Company's external auditor.

Management plans to implement further procedures during 2007 to address or mitigate the risks associated with the weaknesses identified. The Company plans to transfer certain responsibilities from staff with incompatible functions to staff who do not have incompatible functions. As the Company realizes future growth, it plans to expand the technical competence of the individuals involved in the accounting and finance department.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of CSI Wireless Inc. is responsible for the preparation and the presentation of the consolidated financial statements and related information published in this annual report. These statements were prepared in accordance with generally accepted accounting principles in Canada.

The preparation of the financial information necessarily requires the use of some estimates and judgements, such as selection and application of accounting principles appropriate to the circumstances and with due consideration to materiality. Where appropriate, management seeks and receives guidance in these matters from external legal, accounting and other advisors.

To ensure the reliability of the financial statements, management relies on the Company's system of internal controls. The accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

Management continuously monitors and adjusts the Company's internal controls and management information systems to accommodate a changing environment while ensuring financial integrity.

Management also recognizes its responsibility for ensuring that the Company, at all times, conducts its affairs in an ethical manner, conforming to all applicable laws and regulations, and in accordance with the highest standards of personal and corporate conduct.





Cameron Olson
Chief Financial Officer
March 2, 2007

Steven Koles
President & Chief Executive Officer
March 2, 2007

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of CSI Wireless Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Calgary, Canada
March 2, 2007

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash	$ 11,160,405	$ 12,595,354
Accounts receivable	4,995,204	3,400,719
Deferred commissions	111,619	-
Inventories	11,479,139	11,030,410
Prepaid expenses and deposits	550,530	550,621
Current assets of discontinued operations (note 11)	1,360,735	11,045,664
	29,657,632	38,622,768
Deferred commissions	246,414	24,472
Property and equipment (note 3)	8,507,990	6,189,739
Intangible assets (note 4)	4,332,591	4,727,733
Goodwill	22,961,432	22,394,799
Assets of discontinued operations (note 11)	116,380	18,229,059
	$ 65,822,439	$ 90,188,570
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 5,785,501	$ 2,999,227
Deferred revenue	773,527	–
Current portion of long-term debt (note 5)	300,517	483,134
Current portion of capital leases (note 6)	291,057	284,922
Current liabilities of discontinued operations (note 11)	974,505	10,969,890
	8,125,107	14,737,173
Deferred revenue	1,672,116	222,413
Long-term debt (note 5)	-	300,672
Capital lease obligations (note 6)	101,714	408,411
Shareholders' equity:		
Share capital (note 7)	104,013,743	103,463,383
Contributed surplus (note 8)	2,776,468	2,036,664
Deficit	(50,866,709)	(30,980,146)
	55,923,502	74,519,901
Commitments (note 13)		
Contingencies (note 15)		
	$ 65,822,439	$ 90,188,570

See accompanying notes to consolidated financial statements.

Approved by the Board:





Paul Cataford
Director

Paul Camwell
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31, 2006 and 2005

	2006	2005
Sales	$ 45,908,060	$ 32,676,705
Cost of sales	27,390,609	19,492,114
	18,517,451	13,184,591
Expenses:		
Research and development	4,741,323	3,949,497
Sales and marketing	9,305,319	5,831,777
General and administrative	5,929,584	5,268,163
Stock-based compensation	757,142	768,871
Amortization	2,509,013	1,854,036
	23,242,381	17,672,344
Loss before undernoted items	(4,724,930)	(4,487,753)
Gain on sale of marketable securities	(1,049,976)	–
Foreign exchange loss	642,856	789,147
Interest income	(220,984)	(139,272)
Restructuring costs	1,043,000	–
Loss from continuing operations	(5,139,826)	(5,137,628)
Loss from discontinued operations (note11)	(14,746,737)	(6,899,860)
Net loss	(19,886,563)	(12,037,488)
Deficit, beginning of year	(30,980,146)	(18,942,658)
Deficit, end of year	$ (50,866,709)	$ (30,980,146)
Loss per common share from continuing operations:		
Basic and diluted	$ (0.11)	$ (0.12)
Net loss per common share:		
Basic and diluted	$ (0.43)	$ (0.29)
Weighted average shares outstanding:		
Basic and diluted	46,023,887	41,510,451

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from (used in) operating activities:		
Loss from continuing operations	$ (5,139,826)	$ (5,137,628)
Items not involving cash:		
Amortization	2,509,013	1,854,036
Stock-based compensation	757,142	768,871
Unrealized foreign exchange gain	25,116	(142,459)
Gain on sale of marketable securities	(1,049,976)	-
Cash used in continuing operations	(2,898,531)	(2,657,180)
Change in non-cash operating working capital:		
Accounts receivable	(1,582,795)	(750,555)
Inventories	(321,448)	4,588,763
Prepaid expenses and deposits	91	(17,502)
Deferred commissions	(333,561)	(24,472)
Accounts payable and accrued liabilities	2,657,714	(1,079,170)
Deferred revenue	2,223,230	222,413
	(255,300)	282,297
Cash used in discontinued operations (note 11)	(5,263,760)	(2,690,846)
	(5,519,060)	(2,408,549)
Cash flows from (used in) financing activities:		
Long-term debt	(508,406)	(407,624)
Capital leases	(300,562)	(210,434)
Issue of share capital, net of share issue costs	414,051	22,318,459
Cash used in discontinued operations (note 11)	(346,812)	(1,513,344)
	(741,729)	20,187,057
Cash flows from (used in) investing activities:		
Purchase of property and equipment	(4,059,272)	(1,447,738)
Proceeds from the sale of marketable securities	7,209,670	-
Business acquisition, net	(959,303)	-
Repayment of note payable and transaction costs (note 2(b))	-	(12,754,510)
Cash from (used in) discontinued operations (note 11)	2,634,745	(1,234,346)
	4,825,840	(15,436,594)
Increase (decrease) in cash position	(1,434,949)	2,341,914
Cash, beginning of year	12,595,354	10,253,440
Cash, end of year	$ 11,160,405	$ 12,595,354
Supplemental disclosure:		
Interest paid	$ 88,143	$ 141,766
Interest received	$ 343,756	$ 266,652

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

CSI Wireless Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The Company is actively involved in the design, manufacture and marketing of precision Global Positioning System ("GPS") products and technologies.

1. Significant accounting policies:

(a) Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned.

(b) Revenue recognition:

The Company generates revenue from the sale of equipment and from extended service programs.

Revenues from the sale of equipment are recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured. Accruals for warranty costs, sales returns and other allowances at the time of shipment are based upon contract terms and anticipated claims.

Revenues from the sale of extended service programs are recorded as deferred revenue at the time that payment is received and are recognized on a pro-rata basis over the extended service period. Commissions paid on extended service program revenues are recorded as deferred charges at the time they are paid and are expensed on a pro-rata basis over the extended service period.

(c) Inventories:

Inventories are valued at the lower of cost and market. Cost is determined on an average-cost basis and market is determined at net realizable value for finished goods and work in process and replacement cost for component parts.

(d) Property and equipment:

Property and equipment is recorded at cost. Amortization is provided at the following annual rates:

Assets	Method	Rate
Computer equipment and software	declining balance	30%
Office and production equipment	declining balance	20% - 30%
Licenses and other assets	straight-line	2 - 10 years
Leasehold improvements	straight-line	10 - 20 years

Amortization is charged from the date of acquisition of an asset.

(e) Research and development costs:

Ongoing research and development costs, net of related government incentives and grants, are charged to earnings in the current period. No government incentives or grants relating to research and development activities were received in the year.

(f) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting units that are expected to benefit from the business combination.

1. Significant accounting policies (continued):

(f) Goodwill (continued):

Goodwill is not amortized, but is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. As a result of the current year's assessment no impairment loss has been recognized on the goodwill recorded in continuing operations.

(g) Intangible assets:

Intangible assets are carried at cost, with the carrying value of these assets being assessed whenever an event or changes in circumstances indicate that their carrying amount may not be recoverable.

Amortization is provided at the following annual rates:

Assets	Method	Rate
Trademarks and brands	straight-line	20 years
Marketing and distribution assets	straight-line	5 years
Technology	straight-line	5 years

(h) Per share amounts:

The calculation of basic loss per common share is based on the weighted average number of common shares outstanding. Diluted earnings per share is calculated using the treasury stock method.

(i) Foreign currency translation:

Foreign currency balances of the Company's foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.
- non-monetary assets, liabilities and related depreciation expense are translated at historical rates.
- sales and expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

(j) Stock-based compensation plan:

The Company applies the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculates the fair value of stock option grants or direct awards of stock and records that fair value as compensation expense over the vesting period of those grants and awards, and an equal amount is recorded in contributed surplus. Upon exercise of stock options, the amount of compensation expense previously recorded in contributed surplus is moved to share capital.

(k) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences - the difference between the carrying amount of an asset and liability in the consolidated balance sheet and its tax basis. Future income tax assets and future income tax liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to settle. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

To the extent that future income tax assets are not considered more likely than not to be realized, a valuation allowance is provided.

(l) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Business acquisitions:

(a) Del Norte Technology Inc.:

On January 19, 2006, the Company, through its wholly-owned subsidiary Hemisphere GPS LLC, completed the acquisition of the business assets of Del Norte Technology, Inc. The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Cash	$	157,659
Current assets		148,379
Property and equipment		95,146
Intangible assets		277,704
Goodwill		566,634
Current liabilities		(128,560)
	$	1,116,962

Consideration paid consisted of:		
Cash	$	1,087,674
Transaction costs		29,288
	$	1,116,962

2. Business acquisitions (continued):

(b) Outback Business:

On April 8, 2005, the Company, through its wholly-owned subsidiary Hemisphere GPS LLC (previously named Satloc LLC), completed the acquisition of certain sales, marketing and distribution assets relating to the Outback® line of products (the "Outback Business") from RHS, Inc. ("RHS"). The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Current assets	$ 9,728,864
Property and equipment	1,962,990
Intangible assets	5,216,796
Goodwill	18,003,957
Current liabilities	(7,134,735)
Long-term debt	(1,333,889)
	$ 26,443,983

Consideration paid consisted of:

Note payable	$ 11,909,061
Common shares issued	13,689,473
Transaction costs	845,449
	$ 26,443,983

The note payable was settled on April 20, 2005.

The 4,400,000 common shares issued are held in escrow with 1,000,000 released on the first anniversary of the closing date, 1,000,000 to be released on the second anniversary of the closing date and 1,950,000 to be released on the third anniversary of the closing date. The remaining 450,000 shares are subject to holdback against certain claims that may arise for which the Company has been indemnified, and will remain in escrow until the earlier of the settlement of the associated claims or ten years after closing of the acquisition.

Under Performance Warrants issued to RHS, an additional 2,100,000 common shares may be issued to RHS. The Performance Warrants entitle the holder to acquire, for no additional consideration, 2,100,000 common shares of the Company if the Outback Business achieves defined growth and profitability targets in fiscal 2005, 2006 and 2007. If the common shares attributable to these Performance Warrants become issuable, they will be accounted for as additional goodwill on the acquisition. No amounts have been recorded in these financial statements related to the Performance Warrants as the required growth and profitability targets for 2006 and 2005 were not met. The growth and profitability targets are stated on an annual and cumulative basis such that all of the common shares remain issuable if the cumulative targets are met, despite a shortfall relative to the annual targets in any year.

3. Property and equipment:

December 31, 2006	Cost	Accumulated amortization	Net book value
Leasehold improvements	$ 3,275,241	$ 277,020	$ 2,998,221
Computer equipment and software	5,336,023	2,656,675	2,679,348
Office and production equipment	5,649,069	3,115,098	2,533,971
Licenses and other assets	514,899	218,449	296,450
	$ 14,775,232	$ 6,267,242	$ 8,507,990

December 31, 2005	Cost	Accumulated amortization	Net book value
Leasehold improvements	$ 474,878	$ 145,347	$ 329,531
Computer equipment and software	4,544,616	1,824,227	2,720,389
Office and production equipment	5,351,377	2,555,128	2,796,249
Licenses and other assets	920,145	576,575	343,570
	$ 11,291,016	$ 5,101,277	$ 6,189,739

Included in property and equipment is equipment under capital lease with a cost of $1,436,589 (2005 - $1,516,583), accumulated amortization of $921,219 (2005 - $693,599) and a net book value of $515,370 (2005 - $822,984).

4. Intangible assets:

December 31, 2006	Cost	Accumulated amortization	Net book value
Trademarks and brands	$ 2,484,224	$ 212,444	$ 2,271,780
Marketing and distribution assets	2,395,044	812,032	1,583,012
Technology	703,420	225,621	477,799
	$ 5,582,688	$ 1,250,097	$ 4,332,591

December 31, 2005	Cost	Accumulated amortization	Net book value
Trademarks and brands	$ 2,387,970	$ 85,223	$ 2,302,747
Marketing and distribution assets	2,253,264	321,676	1,931,588
Technology	575,562	82,164	493,398
	$ 5,216,796	$ 489,063	$ 4,727,733

5. Long-term debt:

	2006	2005
Term debt, with a principal of US$257,888, repayable in monthly installments of US$37,465 with interest calculated at 6.75%, maturing August 2007 and secured by specific computer equipment and software	$ 300,517	$ 783,806
Less: current portion	300,517	483,134
	$ –	$ 300,672

6. Capital lease obligations:

Estimated lease payments are as follows:

	2006	2005
2006	$ –	$ 319,625
2007	307,029	308,016
2008	103,651	120,924
Total future minimum capital lease payments	410,680	748,565
Less: interest portion	17,909	55,232
Net minimum lease payments	392,771	693,333
Less: current portion	291,057	284,922
	$ 101,714	$ 408,411

7. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of Shares	Amount
Balance, December 31, 2004	33,441,152	$ 67,273,700
Issued on exercise of stock options	1,070,579	2,385,601
Issued on private placement	4,000,000	15,000,000
Exercise of share purchase warrants	2,641,000	5,282,000
Exercise of agents warrants	53,718	107,436
Exercise of bankers warrants	250,000	625,000
Issued on business acquisition (note 2(b))	4,400,000	13,689,473
Share issue costs	–	(1,081,578)
Transfer from contributed surplus on exercise of stock options	–	181,751
Balance, December 31, 2005	45,856,449	103,463,383
Issued on exercise of stock options	269,167	429,554
Share issue costs	–	(15,503)
Transfer from contributed surplus on exercise of stock options	–	136,309
Balance, December 31, 2006	46,125,616	$ 104,013,743

(c) Stock options:

The Company has a stock option plan, whereby options to purchase common shares may be issued to directors, officers, employees, key consultants and agents of the Company subject to certain terms and conditions. Stock options granted vest over a period of two to four years and expire at various dates through 2011.

At December 31, 2006, there were 3,002,631 (2005 - 3,176,165) stock options outstanding. In aggregate, the Company's shareholders have approved the issuance of total stock options of 3,642,889, representing 5,600,000 reserved for issuance, net of stock options exercised of 1,957,111.

(c) Stock options (continued):

Changes in the number of options, with their weighted average exercise prices are summarized below:

	2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Total options outstanding, beginning of year	3,176,165	$ 2.35	3,783,496	$ 2.22
Granted	1,067,500	1.69	670,500	3.01
Exercised	(269,167)	1.60	(1,070,579)	2.23
Cancelled/expired	(971,867)	2.39	(207,252)	2.67
Stock options outstanding, end of year	3,002,631	$ 2.17	3,176,165	$ 2.35
Exercisable at year end	1,873,961	$ 2.23	1,943,998	$ 2.14

	Options outstanding			Options exercisable	
Range of exercise prices outstanding	Number outstanding at December 31, 2006	Weighted average remaining contractual life (months)	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average exercise price
$1.14 - 2.00	1,862,181	42	$ 1.68	1,009,837	$ 1.67
2.01 - 3.00	759,950	23	2.66	652,607	2.66
3.01 - 3.78	380,500	40	3.62	211,517	3.62
$ 1.14 - 3.78	3,002,631	37	$ 2.17	1,873,961	$ 2.23

(d) The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; weighted average volatility of 77%; risk-free rate of 4% to 5%; and expected lives of 2.5 to 4 years. The weighted average fair value of options granted during the year was $0.88 (2005 - $1.03) per option. The Company has recorded $876,113 (2005 - $1,005,237) as compensation expense, including the amount that is attributable to, and included in, the loss from discontinued operations.

8. Contributed surplus:

Balance, December 31, 2004	$ 1,176,994
Stock-based compensation expense	1,005,237
Stock options issued on acquisition	36,184
Stock options exercised	(181,751)
Balance, December 31, 2005	2,036,664
Stock-based compensation expense	876,113
Stock options exercised	(136,309)
Balance, December 31, 2006	$ 2,776,468

9. Income taxes:

Income tax expense varies from the amount that would be computed by applying the combined Federal and Provincial income tax rate of 32.49% (2005 – 33.62%) to earnings before income tax as follows:

	2006	2005
Expected income tax (recovery)	$ (1,670,000)	$ (1,805,000)
Increase (decrease) resulting from:		
Unrecognized future tax assets	3,995,000	3,850,000
Permanent differences	450,000	309,000
Impact of future enacted tax rates and exchange rate	295,000	240,000
Impact of foreign jurisdiction tax rates	(878,000)	(655,000)
Tax recovery of loss on discontinued operations	(2,192,000)	(1,939,000)
Income tax expense	$ –	$ –

The components of the Company's net future income tax assets, no portion of which has been recorded in these financial statements, are as follows:

	Asset (Liability)		
December 31, 2006	Canada	United States	Total
Net operating losses	$ 313,551	$ 14,975,785	$ 15,289,336
Research and development tax pools	826,456	–	826,456
Property and equipment	(134,434)	(137,970)	(272,404)
Share issue costs	386,814	–	386,814
Goodwill	–	(1,271,601)	(1,271,601)
Reserves	108,382	–	108,382
Inventory	–	41,760	41,760
Restructuring costs	–	19,500	19,500
Unrealized foreign exchange loss	–	140,986	140,986
	$ 1,500,769	$ 13,768,460	$ 15,269,229

	Asset (Liability)		
December 31, 2005	Canada	United States	Total
Net operating losses	$ 808,000	$ 9,529,000	$ 10,337,000
Research and development tax pools	761,000	–	761,000
Property and equipment	(141,000)	(539,000)	(680,000)
Share issue costs	677,000	–	677,000
Inventory	–	46,000	46,000
Goodwill	–	(199,000)	(199,000)
Reserves	122,000	–	122,000
Restructuring costs	–	42,000	42,000
Unrealized foreign exchange loss	–	209,000	209,000
	$ 2,227,000	$ 9,088,000	$ 11,315,000

The net operating loss carry-forwards reflected above expire as follows:

	Net operating losses
United States:	
2020	$ 4,659,000
2021V	8,334,000
2022 and beyond	24,407,000
	$ 37,400,000
Canada:	
2014 V	412,000
2015	669,000
	$ 1,081,000

The Company has unrecognized tax credits totaling $2,400,000 in Canada, and $2,900,000 in the United States relating to its research and development activities.

10. Segmented information:

Assets and sales by geographic segment:

	Assets		Sales	
	2006	2005	2006	2005
United States	$ 45,476,000	$ 72,988,000	$ 25,146,000	$ 17,849,000
Canada	20,346,000	17,201,000	11,900,000	6,093,000
Europe	-	-	3,687,000	3,288,000
Other	-	-	5,175,000	5,447,000

Sales are attributed to geographic segments based on the location of the customer. The goodwill balance is entirely attributable to the Company's US activities. The net book value of property and equipment located in Canada $3,178,075 (2005 - $3,678,207) and in the US is $5,329,915 (2005 - $2,511,532).

11. Discontinued operations:

In the fourth quarter of 2005, the Company commenced activities to restructure and dispose of its Telematics product line, which was a component of the Wireless Business Unit. On April 24, 2006, the Company announced it had signed a definitive agreement to sell its Fixed Wireless Telephone product line to Telular Corporation. The transaction closed on May 8, 2006. On November 26, 2006, the Company signed a definitive agreement to sell its Asset-Link Telematics product line to CHI-Agra Products Inc. The transaction closed on December 18, 2006. On July 28, 2006, the Company announced that it had signed an agreement to sell the Location Tag Telematics product line to Trace Technologies, LLC. This transaction has not closed due to circumstances impacting Trace and which are out of the control of the Company. It is uncertain as to whether this transaction will close.

As a result of the above circumstances, the Telematics and the Fixed Wireless Telephone product lines of the Wireless Business Unit have been classified as discontinued operations in these financial statements, with the comparative information being restated to conform to this disclosure.

As a result of an assessment of the fair value of the Wireless Business Unit compared to the anticipated net proceeds of sale, an impairment of goodwill attributed to the discontinued operations was recorded during the first quarter of 2006 totaling $8,000,000. There is no goodwill carried on the balance sheet relating to the discontinued operations.

11. Discontinued operations (continued):

There are no continuing operational activities associated with the discontinued operations following the divestments of the Asset-Link and Fixed Wireless Telephone product lines, however, Management expects that there will be continuing cash flows related to:

(a) settlement of the remaining assets and liabilities of the discontinued operations, which are expected to be completed during 2007;

(b) the conclusion or termination of the sale of the Location Tag Telematics product line, which is expected to be completed during 2007; and

(c) the conclusion of legal matters associated with the discontinued operations, the timing of which is not reasonably determinable.

Divestment of the Fixed Wireless Telephone product line - Proceeds on the disposition of the Fixed Wireless Telephone product line at the time of closing were as follows:

Cash	$	3,179,005
Accounts receivable		577,102
1,931,745 common shares of Telular CorporationV		6,159,692
Less: disposition costs		(431,630)
	$	9,484,169

In addition, the Company received a cash payment of $178,000 for working capital items acquired by Telular Corporation.

The agreement for the sale of the Fixed Wireless Telephone product line included the provision that the Company may earn additional common shares of Telular Corporation based on the revenues earned by Telular Corporation on GSM and TDMA fixed wireless telephone sales in specific markets during defined periods which will end no later than June 30, 2007. The number of contingently issuable shares was fixed based on the average closing share price for the 25 days prior to the signing of the definitive agreement. The TDMA earnout provision was based on certain TDMA fixed wireless telephone sales during the period April 1 to December 31, 2006. Under this provision, the Company has earned 150,990 additional common shares of Telular Corporation, of a total available of 515,132. These additional proceeds, valued at $639,263, have been recorded as additional proceeds on the sale of the product line. The GSM earnout provision is based on certain GSM fixed wireless telephone sales during the period July 1, 2006 to June 30, 2007 and provides the Company the opportunity to earn up to 643,915 additional common shares.

Divestment of the Asset-Link product line - Proceeds on the disposition of the Asset-Link product line at the time of closing were as follows:

Cash	$	11,530
Promissory Note		103,770
Less: disposition costs		(46,120)
	$	69,180

Under the terms of the divestment, the Company may earn up to US$250,000 based on sales of Asset-Link products by the purchaser.

The results of the discontinued operations for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Sales	$ 16,598,370	$ 46,525,449
Cost of sales	14,295,672	39,987,345
	2,302,698	6,538,104
Expenses:		
Research and development	2,375,933	6,560,741
Sales and marketing	1,111,372	2,671,856
General and administrative	4,316,597	1,662,642
Stock-based compensation	118,971	236,366
Amortization	464,871	1,411,086
	8,387,744	12,542,691
Loss before undernoted items	$ (6,085,046)	$ (6,004,587)
Gain on the sale of product lines	(383,398)	–
Severance and wind-down costs	1,071,000	–
Interest income	(25,911)	(4,727)
Goodwill impairment	8,000,000	900,000
Loss from discontinued operations	$ (14,746,737)	$ (6,899,860)

Assets and liabilities presented in the consolidated balance sheet are recorded at fair value and include the following assets and liabilities of discontinued operations:

	2006	2005
Current Assets	$ 1,360,735	$ 11,045,664
Assets:		
Property and equipment	116,380	4,701,725
Goodwill	–	13,527,334
	116,380	18,229,059
Current liabilities	(974,505)	(10,969,890)
	$ 502,610	$ 18,304,833

11. Discontinued operations (continued):

The cash flows from discontinued operations for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Cash flows from (used in) operating activities:		
Net loss from discontinued operations	$(14,746,737)	$ (6,899,860)
Items not involving cash:		
Amortization	464,871	1,411,086
Stock-based compensation	118,971	236,366
Goodwill impairment	8,000,000	900,000
Gain on sale of product lines	(383,398)	-
	(6,546,293)	(4,352,408)
Change in non-cash operating working capital		
Accounts receivable	10,073,958	(442,525)
Inventories	606,411	642,712
Prepaid expenses and deposits	140,984	(14,945)
Accounts payable	(9,538,820)	1,476,320
	(5,263,760)	(2,690,846)
Cash flows used in financing activities:		
Capital lease obligations	(346,812)	(1,513,344)
Cash flows from (used in) investing activities:		
Property and equipment	(112,630)	(1,234,346)
Proceeds on sale of product lines, net	2,747,375	-
	2,634,745	(1,234,346)
	$ (2,975,827)	$ (5,438,536)

12. Financial instruments:

The carrying values of cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. All long-term debt and capital lease obligations with variable interest rates are assumed to be at fair value and therefore are not revalued.

The nature of these instruments and the Company's operations expose the Company to the following risks:

(a) Credit risk:

Credit risk reflects the risk the Company may be unable to recover accounts receivable. The Company employs established credit approval and monitoring practices to mitigate this risk.

(b) Interest risk:

The Company is exposed to interest rate risk to the extent that it may draw on its operating line of credit or other forms of debt which calculate interest as a function of current lending rates.

(c) Foreign exchange risk:

The Company is exposed to foreign exchange risk in that the majority of its revenues and a significant portion of its expenses are denominated in US dollars. In addition, the Company is exposed to foreign exchange risk relating to components of working capital that are denominated in US dollars.

13. Commitments:

The Company is committed to annual minimum operating lease payments, excluding tenant-operating costs, of:

2007	$	970,846
2008		652,968
2009		595,437
2010		539,760
2011		333,662

Effective July 1, 2006, the Company entered into a five year lease for a building in Hiawatha, Kansas that is being used as the distribution centre for the Company's ground agriculture product line. The building is leased from the City of Hiawatha for annual rent of US$120,000. If the Company meets certain headcount growth thresholds over the term of the lease, the lease payments are forgiven. For the period July 1 to December 31, 2006, the Company has met the growth thresholds, and the lease payments were forgiven.

If the Company has met the growth thresholds at the end of the lease, the Company will have the option to purchase the building for $1.00. If the Company has not met the thresholds, then the Company will have the option to purchase the building for a range of amounts up to the fair market value of the building at that time. It is uncertain as to whether the growth thresholds will be met at this point in time, accordingly, the Company has accounted for this as an operating lease at December 31, 2006.

14. Related party transactions:

In connection with the acquisition of the Outback Business (note 2(b)), the Company has ongoing transactions with the vendor, RHS, which is a company wholly-owned by a director and former member of the Company's senior management team.

(a) Included in sales is $234,000 (2005 - $571,000) for sales of Outback products to RHS.

(b) At the time of the acquisition, the Company entered into a services agreement with RHS whereby certain of the Company's employees spend a defined percentage of their time providing management and administrative services to RHS and certain RHS employees perform administrative duties for the Company. Included in expenses is an expense recovery of $768,000 (2005 - $475,000) for amounts charged to RHS under this agreement and $129,000 (2005 - $39,000) of expense related to services provided to the Company by RHS. At December 31, 2006, this provision of services under this agreement has largely concluded, and it is not anticipated that significant amounts will be charged by either the Company or RHS under this agreement in future periods.

(c) At the time of the acquisition, the Company entered into a lease agreement for the use of an office building, furniture and equipment owned by RHS in Hiawatha, Kansas. For the current year, $123,000 (2005 - $80,000) in lease payments are included in expenses. This lease was terminated in December 2006 when the Company's Hiawatha operations moved into a building leased from the City of Hiawatha.

(d) Following termination of the RHS building lease, the Company purchased office equipment, furniture and certain other fixed assets from RHS totaling approximately $150,000.

(e) At the time of the acquisition, the Company entered into a charter services agreement for the charter use of an airplane owned by RHS, and managed by a third party. During 2006, charter fees of $74,000 (2005 - $261,000) were paid to the third-party management company for use of the airplane. The charter services agreement was terminated in 2006.

(f) Under the Outback business aquisition agreement, RHS has indemnified the Company for a share of the costs associated with certain claims against the Company. Included in accounts receivable at December 31, 2006 is $411,000 owing from RHS for its share of costs incurred to date that are subject to this indemnity. The payment for these costs is not due until the related claim is settled or terminated.

14. Related party transactions (continued):

(g) Accounts receivable at December 31, 2006 includes $63,000 (2005 - $708,000) in amounts due from RHS for product sales and administrative service fees, excluding the amount owing as described in note 14(f). Included in accounts payable is $236,000 (2005 - $nil) due to RHS for general and administrative charges and the purchase of fixed assets.

All transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. Contingencies:

Legal matters:

The Company is subject to the following claims and lawsuits, the outcome of which are not determinable:

(i) During 2006, the Company was served with a statement of claim from a company who was a former customer of the Company's Telematics product line, which is disclosed as discontinued operations in these financial statements. The Company will vigorously defend its position and will issue a counterclaim against the company. Although the Company believes the lawsuit claiming damages of $35 million is without merit, the loss, if any, is not determinable at this time.

(ii) The Company is the defendant in a lawsuit in which the plaintiff claims that certain of the Company's GPS products infringe a patent held by them. The Company does not believe that its products infringe upon the referenced patent and will vigorously defend its position.

The Company is subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims or contingencies, is not likely to have a material adverse effect on the Company's results of operations or financial condition.

16. Comparative figures:

Certain other comparative information has been reclassified to conform with the current year's presentation.

CORPORATE INFORMATION

• Directors

Non-Independent

Richard Heiniger[2]
President,
RHS, Inc.

Independent

Michael Lang[1]
Chairman
StoneBridge Merchant Capital Corp.

Barry Batcheller[4]
President & CEO
Appareo Systems

Paul Camwell[3][5][6]
Vice President & CTO
Extreme Engineering Ltd.

Paul Cataford[3][7]
President & CEO
University Technologies International Inc.

John Tye III[3][5]
Chairman
Bigham Brothers Inc.

Howard Yenke[4][8]
Retired Executive

(1) CSI Wireless Board Chairman
(2) Vice Chairman
(3) Audit Committee
(4) Compensation Committee
(5) Corporate Governance Committee
(6) Corporate Governance Committee Chairman
(7) Audit Committee Chairman
(8) Compensation Committee Chairman

• Shareholder & Media Inquiries

Corbet Pala
E-Vestor Communications Inc.
Toll free: 1-877-657-5276
Tel: 416-657-2400
Fax: 416-657-2300
e-mail: cpala@evestor.com

• Stock Listing

Toronto Stock Exchange
Ticker Symbol: CSY

• Senior Officers

Steven Koles
President & Chief Executive Officer

Cameron Olson
Sr. Vice President & Chief Financial Officer

Dean Ryerson
Sr. Vice President & Chief Operating Officer Agriculture

Bill Burdick
General Manager, Ground Agriculture

Phil Gabriel
General Manager, Precision Products

Chad Lind
General Manager, Air

Michael Pratt
Vice President, Finance & Administration

Lisa Smith
Vice President, Operations

• Legal Counsel

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

• Bankers

ATB Financial, Main Branch
Calgary, Alberta

• Auditors

KPMG LLP
Calgary, Alberta

• Registrar and Transfer Agent

Computershare Trust Company of Canada
Calgary, Alberta


Hemisphere
GPS

CSI Wireless Inc.
4110 - 9th Street SE · Calgary · Alberta · T2G 3C4
Telephone: 403·259·3311 · Fax: 403·259·8866

Hemisphere GPS

Arizona
7560 E. Redfield Road, Suite B · Scottsdale · Arizona · 85260
Telephone: 480·348·9919 · Fax: 480·348·6370

Kansas
2207 Iowa Street · Hiawatha · Kansas · 66434
Telephone: 785·742·2976 · Fax: 785·742·2187

Texas
1100 Pamela Drive · Euless · Texas · 76040
Telephone: 817·267·3541 · Fax: 817·354·5762

www.csi-wireless.com

CSI WIRELESS INC.

ANNUAL INFORMATION FORM

**For the fiscal year ended
December 31, 2006**

March 26, 2007

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form ("Annual Information Form"), and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this annual information form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- financial results;
- new and emerging markets;
- technological developments;
- availability of wireless data networks;
- expectations regarding the ability to raise capital; and
- research and capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

- competition;
- departure of key personnel or consultants;
- inability to introduce new technology and new products in a timely manner;
- changes in the GPS network and other systems outside of our control;
- misappropriation of proprietary information;
- incorrect assessments of the value of acquisitions;
- fluctuation in foreign exchange or interest rates;
- negative conditions in general economic and financial markets;
- reliance on key suppliers;
- dependence on major customers;
- product liability;
- stock market volatility and market valuations;
- changes in income tax laws and other government regulations; and
- the other factors discussed under "Risk Factors".

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this Annual Information Form.

CORPORATE STRUCTURE

CSI Wireless Inc. (the "Corporation", "CSI", "CSI Wireless", "us", "we", or "our", where the context requires, also includes our predecessors and our subsidiaries) was incorporated as Canadian Systems International Inc. pursuant to the *Business Corporations Act* (Alberta) ("ABCA") on July 31, 1990. On October 26, 1992 the Corporation changed its name to Communication Systems International Inc. The Corporation is planning to change its name to Hemisphere GPS Inc. and is seeking shareholder approval for this name change at the Corporation's Special and Annual General Meeting to be held on May 9, 2007. Throughout this document, the name "Hemisphere GPS" is used to refer to our GPS business.

Effective April 30, 1996, the Corporation amended its articles to effect, among other things, a re-designation of the Corporation's Class A common shares to common shares of the Corporation ("Common Shares"), a stock split of the Common Shares on a 12,500 to 1 basis and to delete the "private company" share transfer restrictions. On June 21, 2000, by articles of amendment, the Corporation changed its name to CSI Wireless Inc. CSI designs and manufactures innovative, cost-effective, GPS products for applications in ground agriculture, air agriculture, marine and other markets.

Our registered and head office is located at 4110 – 9th Street S.E., Calgary, Alberta, T2G 3C4.

Inter-Corporate Relationships

We have three subsidiaries that are directly or indirectly wholly-owned: CSI Wireless Corporation, incorporated under the laws of the state of Delaware, Hemisphere GPS LLC ("Hemisphere") and CSI Wireless LLC, both of which are limited liability corporations incorporated under the laws of the State of Delaware. Hemisphere GPS LLC was previously named Satloc LLC, before a name change in November, 2005.


CSI Wireless Inc.
(Alberta)
100%
CSI Wireless Corporation
(Delaware)
100%
100%
Hemisphere GPS LLC
(Delaware)
CSI Wireless LLC
(Delaware)

At December 31, 2006, the Corporation had 206 employees.

GENERAL DEVELOPMENT OF THE BUSINESS

This section discusses the major events or conditions that have influenced the general development of the Corporation over the last three completed financial years, as applicable, including significant acquisitions and dispositions that have occurred.

Three Year History

2004

On February 11, 2004, we announced that we had received additional purchase orders from Brightstar for our desktop cellular telephone, the Motorola-branded FX800t. The purchase orders represent a significant demand increase when compared to volumes shipped in the last two quarters of 2003.

On March 3, 2004, we announced the closing of a bought-deal private placement of 5,000,000 Special Warrants, which included 1,000,000 Special Warrants pursuant to the exercise of the underwriters' option. The Special Warrants were purchased at a price of $3.25 per Special Warrant, for gross proceeds of approximately $16.3 million. Each Special Warrant entitled the holder to receive, without payment of further consideration, one Common Share, subject to adjustment in certain circumstances.

On April 20, 2004, we announced the introduction of PowerMAX, a Differential GPS receiver with built-in Bluetooth® wireless technology. Through Bluetooth, the PowerMAX communicates wirelessly with the user's computer or hand-held computing device, eliminating the need for a hard-wired data link between the devices.

On May 27, 2004, we announced product details and shipping plans for our new desktop cellular telephones that feature GSM (Global System for Mobile Communications) and GPRS technology. GPRS (General Packet Radio Service) is an extension to the GSM standard to include packet data services. The 410 Series of phones have GSM-GPRS capability for voice, Internet, email and text-message transmissions, and the lower-cost 400 Series of phones have GSM capability for voice and text-message transmissions.

On June 3, 2004, we announced an agreement to begin supplying asset-tracking units to Caterpillar Inc., the world's leading manufacturer of construction and mining equipment. Caterpillar brands the asset-tracking units as the Product Link PL102C as an after-market product to enable equipment owners and insurers to accurately monitor their assets' movements and engine running hours.

On June 22, 2004, we announced that we had received purchase orders totaling $18 million from Brightstar for CSI's TDMA-based (Time Division Multiple Access) desktop cellular telephone known as the Motorola FX800t.

On June 30, 2004, we announced the introduction of GPSteer™ – a CSI-branded, auto-steering system for tractors and other self-propelled agricultural equipment. GPSteer is marketed globally through our distribution partners to end-users, farm equipment manufacturers and guidance system integrators.

On July 6, 2004, we announced the receipt of $15 million of purchase orders from RHS for the Outback S, Outback 360 and Outback eDrive-branded GPS guidance products for agriculture that CSI manufactures exclusively for RHS.

On July 15, 2004, we announced that we established a supply and product-development relationship with DICKEY-john Corporation, a leading manufacturer of electronic equipment for the agricultural and public works sectors, with customers on six continents.

On September 8, 2004, we announced that we had received a $5.7 million purchase order from Brightstar for our new 400 Series desktop cellular telephone model that employs GSM technology.

On October 4, 2004, we announced that our Fleet-Link™ asset-tracking product was being shipped to application service providers, original equipment manufacturers ("OEMs") and other customers. Fleet-Link is a self-powered asset-tracking product to remotely monitor and manage truck trailers, freight containers and other mobile assets from a central command centre.

On October 14, 2004, we announced that we had received an $8.3 million purchase order from Brightstar for our Motorola FX800t.

On October 26, 2004, we announced that we had achieved an important corporate milestone by shipping our 500,000th wireless device.

2005

On Feb. 18, 2005, we announced that we had introduced two new desktop cellular telephones featuring GSM wireless technology, to be distributed by Brightstar. One product is an entry-level phone for consumers wanting voice-only service, while the other product features voice, Internet, email and text-messaging capability.

On March 1, 2005, we announced that we had signed an agreement with Saab TransponderTech and begun integrating our GPS circuit board technology into Saab's entire Automatic Identification System ("AIS") product line that uses GPS to identify and monitor maritime traffic. AIS systems send and receive vessel identification and position data between ships, between ships and shore, and through information broadcasts. Saab TransponderTech is part of the Saab Group of companies.

On March 28, 2005, we announced we had entered into an agreement with a syndicate of underwriters led by GMP Securities Ltd. for a "bought deal" underwritten private placement financing of 3.2 million Common Shares at $3.75 per share for gross proceeds of $12 million. Underwriters had the option to purchase an additional 800,000 CSI Common Shares on identical terms. The underwriters subsequently exercised their option – purchasing 4 million CSI Common Shares in total, for gross proceeds to CSI of $15 million, as announced on April 19, 2005.

On April 8, 2005, we announced the closing of our acquisition from RHS Inc. of the Kansas-based sales, marketing and distribution assets of the Outback® line of GPS guidance products for agricultural applications (the "Outback Business"). At closing, a promissory note was issued to RHS for approximately US$9.6 million, and we issued 4.4 million CSI Common Shares. We also assumed approximately US$1.2 million of RHS debt, and agreed to issue an additional 2.1 million CSI Common Shares if the Outback business achieves certain growth and profitability targets in 2005, 2006 and 2007. Some of the proceeds from our $15 million financing were used to pay the US$9.6 million promissory note to RHS.

On May 24, 2005, we announced that we had received $5 million of purchase orders for our desktop cellular telephones.

On May 25, 2005, we announced the introduction of our own application-specific integrated circuit (ASIC) computer chipset technology, branded as Crescent® receiver technology, and said we would be gradually integrating it into our existing and future GPS products – including our products for Original Equipment Manufacturers (OEM).

On June 8, 2005 we announced that we had begun supplying essential differential GPS technology for the Trinity Solution available from MX Marine, a unit of Brunswick Corporation.

On June 28, 2005, we announced that we had entered into an agreement to design and supply high-performance GPS receivers and automatic steering systems to CLAAS KGaA mbH for use throughout CLAAS' extensive product lines and platforms including tractors, grain harvesters, forage harvesters and wide-area mowing machines. CLAAS, including its AGROCOM precision farming division, is one of the world's largest agricultural machinery manufacturers. The German firm markets its products in more than 140 countries.

On August 16, 2005, we announced our newest telematics and asset-tracking products – the digital Asset-Link 410 and analog Asset-Link 150.

On October 12, 2005, we announced that Hamid Najafi had resigned from CSI's Board of Directors. Mr. Najafi is the founder and CEO of Broadlink Research Inc., a wireless communications consulting firm that has begun working with CSI on several projects. These projects – and their potential to cause conflicts of interest for Mr. Najafi in his role on CSI's Board of Directors – prompted his resignation.

On November 1, 2005, we announced the introduction of the Outback® S2, our new GPS guidance system for agricultural applications. Because it is equipped with our new proprietary Crescent receiver technology, the Outback S2 is capable of a 50% increase in accuracy and performance over previous models. It is the primary product in our Outback product line that also includes the Outback S, Outback eDrive and Outback 360.

On December 6, 2005, we announced the introduction of the Crescent Vector OEM module – a new heading sensor module (or circuit board) featuring our new proprietary Crescent receiver technology. The module is designed primarily for marine applications, but can also be used for other markets including agriculture and machine control.

On December 14, 2005, we announced that we had reached a sales milestone by selling more than 2,000 of our Outback eDrive and Satloc® GPSteer automated steering systems for tractors and other self-propelled agricultural equipment. We introduced our automatic steering products in North America in early 2004, and in South America, Europe and Australia in 2005.

2006

On January 3, 2006, we announced that we had signed an agreement to acquire the business assets of Del Norte Technology, Inc. ("Del Norte") located in Dallas, Texas for US$940,000. On January 19, 2006, we announced that we had completed the acquisition, and combined Del Norte with our own Hemisphere GPS aerial guidance division to create a new division called Hemisphere Air.

On January 27, 2006, we announced the receipt of more than $5 million of new purchase orders for our fixed wireless phones.

On February 2, 2006 we announced the introduction of two new fixed wireless telephones featuring GSM technology.

On February 9, 2006, we announced that we had reduced staff and expenses in the telematics product line and had commenced the search for a buyer for the telematics business assets.

On February 14, 2006, we announced we that have secured experienced international distributors for our recently announced fixed wireless phones featuring GSM technology.

On February 27, 2006, we announced that Mr. Michael Brower had resigned from our Board of Directors.

On March 7, 2006 we announced the receipt of more than $7.5 million in purchase orders for our GSM-based fixed wireless telephones.

On March 7, 2006, we released our fourth quarter and fiscal 2005 financial results. As part of that announcement, the Corporation announced that based upon a strategic determination to focus on business lines with the greatest opportunity, we had made the decision to sell the telematics product line and had commenced the search for a buyer.

On April 3, 2006, we announced the introduction of the Outback BaseLine product, a high-definition product for agricultural applications that is much more accurate than standard GPS at a very competitive cost.

On April 4, 2006, we announced that we would be demonstrating our recently announced GSM fixed wireless telephones at the CTIA Wireless Conference in Las Vegas.

On April 5, 2006, we announced that we had signed an OEM agreement with ComNav Marine Ltd. of Vancouver, Canada to provide our Vector GPS compass heading sensor under a private branding arrangement.

On April 24, 2006, we announced that we had signed a definitive agreement to sell our fixed wireless telephone product line to Telular Corporation of Vernon Hills, Illinois. The transaction was completed on May 8, 2006. Net proceeds on the sale at the time of closing were as follows:

Cash	$ 3,179,005
Accounts receivable	577,102
1,931,745 common shares of Telular Corporation	6,159,692
Less: disposition costs	(431,630)
Net Proceeds	$ 9,484,169

In addition, the Corporation received a cash payment of $178,000 for working capital items acquired by Telular Corporation.

The agreement for the sale of the Fixed Wireless product line included the provision that the Corporation may earn additional common shares of Telular Corporation based on the revenues earned by Telular Corporation on GSM and TDMA fixed wireless telephone sales in specific markets during defined periods ending prior to or on June 30, 2007. The TDMA earnout provision was based on certain TDMA fixed wireless telephone sales during the period April 1 to December 31, 2006. Under this provision, the Corporation has earned 150,990 additional common shares of Telular Corporation, of a total available of 515,132. The GSM earnout provision is based on certain GSM fixed wireless telephone sales during the period July 1, 2006 to June 30, 2007 and provides the Corporation the opportunity to earn up to 643,915 additional common shares.

On April 26, 2006, we announced the introduction of the Crescent A100 smart antenna, combining a GPS antenna with a GPS receiver in a durable, compact enclosure.

On May 15, 2006, we released our first quarter 2006 financial results. As part of that press release, the Corporation announced certain senior management changes. Stephen Verhoeff resigned from the position of President, CEO and Director. The Chairman of our Board of Directors, Michael Lang, assumed the position of Interim-CEO during the recruitment period for a replacement. Our Chief Financial Officer, Cameron Olson, assumed the role of Interim President, in addition to his responsibilities as Chief Financial Officer. Rick Heiniger, President of Hemisphere GPS, moved from that role to Vice-Chairman of the Board of Directors, focusing on special assignments such as strategic planning and direction for our GPS business.

On May 30, 2006, we announced the appointment of two new members of our Board of Directors; John M. Tye III and Barry Batcheller.

On July 28, 2006, we announced that we had signed an agreement to sell the assets assocated with our Location Tag telematics product line to Trace Technologies LLC ("Trace"), a wholly owned subsidiary of Gabriel Technologies Corporation (OTC Bulletin Board: GWLK) of Omaha, Nebraska for total consideration of $1 million. As of the date of this Annual Information Form, this transaction has not closed due to circumstances at Trace. The agreement with Trace includes a break fee of US$125 thousand that is payable to us if Trace does not meet the conditions required to complete the transaction. At this point in time, we believe that the likelihood of this transaction closing is low based on recent discussions with Trace. A press release will be filed by the Corporation announcing either the completion or termination of the transaction in due course.

On September 8, 2006, we announced the appointment of Steven L. Koles as our President and Chief Executive Officer. As a result of the appointment of Mr. Koles, Michael Lang relinquished the position of Interim Chief Executive Officer, and Cameron Olson relinquished the position of Interim President, but remained in the position of Chief Financial Officer.

On October 21, 2006, we announced that we had been served with a statement of claim filed in the Court of Queen's Bench of Alberta by Longview Advantage, Inc., a private company located in Calgary, Alberta ("Longview"). The statement of claim relates to our telematics activities and claims damages of $35 million. Based on our review and understanding of the circumstances, we believe that the lawsuit is without merit and plan to vigorously defend our position. In March 2007, we filed a statement of defence and a counterclaim against Longview since which time no further actions have been taken.

On November 14, 2006, we announced the introduction of the Crescent R100 Series DGPS Receiver, incorporating our Crescent technology.

On November 28, 2006, we announced the introduction of our new SBX-4 DGPS beacon module for OEM customers who need to integrate a versatile precision beacon receiver module into their products.

On December 20, 2006, we announced that we had sold 1,931,745 common shares of Telular Corporation, for proceeds of approximately $7.3 million.

On December 20, 2006, we announced that we had completed the sale of the assets of our Asset-Link telematics product line to CHI-Agra Products Inc. of Vancouver, Canada. Proceeds at closing were US$10 thousand in cash, and a promissory note for US$90 thousand. In addition, we have the potential to earn up to US$250,000 based on the volume of Asset-Link products sold by CHI-Agra.

Anticipated Changes in the Business

On January 19, 2007, we announced plans to formally change our corporate name to Hemisphere GPS Inc. in connection with our re-focusing of the Corporation on the strengths of our GPS business. We will seek shareholder approval of the name change at our Special and Annual General Meeting to be held on May 9, 2007. If the name change is approved, we intend to change the trading symbol of our common shares on the Toronto Stock Exchange from "CSY" to "HEM". The symbol "HEM" has been reserved with the Toronto Stock Exchange.

In accordance with our business strategy, we will continue to evaluate and consider cost-effective and timely strategic investments, acquisitions, partnerships and dispositions that will improve our competitive and financial position.

SIGNIFICANT ACQUISITIONS

We did not complete any significant acquisitions in the year ended December 31, 2006 which required disclosure under part 8 of National Instrument 51-102 – *Continuous Disclosure Obligations* ("NI 51-102").

RECENT DEVELOPMENTS

On January 19, 2007, we announced plans to formally change our corporate name to Hemisphere GPS Inc. in connection with our re-focusing of the Corporation on the strengths of our GPS business. We will seek shareholder approval of the name change at our Special and Annual General Meeting to be held on May 9, 2007.

On February 12, 2007, we announced the introduction of new products with centimeter-level accuracy through a Real-Time Kinematic ("RTK") application with our single frequency Crescent technology. This is being offered in several of our products including the Outback BaseLineHD, Outback S2, Crescent MasterLink, and Crescent R100 Series Receivers.

On February 14, 2007, we announced that our Outback S2 GPS guidance system had won a FinOvation Award, presented by the *Farm Industry News*. Hemisphere GPS was the only GPS entity to receive a Finovation Award, which recognizes the most innovative new products published in *Farm Industry News* during the past year.

On February 14, 2007, we announced that we had recently received two new patents entitled (1) *Automatic Steering System and Method* and (2) *Articulated Equipment Position Control System and Method.*

On March 13, 2007, we filed a Statement of Defence and Counterclaims responding to the Longview Statement of Claim served on the Corporation on October 21, 2006.

DESCRIPTION OF OUR BUSINESS

HEMISPHERE GPS

General

We design, manufacture and market products that integrate GPS positioning, machine guidance, steering and flow control. Our products provide for machine control accuracy at market leading costs in robust outdoor environments and have a specific focus on the following markets: ground agriculture, aerial agriculture and precision markets (marine, geographic information systems ("GIS"), mapping and surveying). Specifically, our products include ground and aerial guidance, machine control and steering systems for agriculture, high-accuracy DGPS receivers, autonomous GPS receivers, OEM engines (PCB-based GPS and DGPS sensors), and GPS and DGPS antennas.

Industry Background

The Global Positioning System

The United States' Department of Defence ("DoD") operates a reliable, 24-hour-per-day, all-weather Global Positioning System ("GPS"). This system consists of ground control facilities and a constellation of 24 satellites (plus active spares) orbiting the Earth at an altitude of approximately 22,000 km.

How GPS Works. GPS satellites transmit coded information to users at two frequency bands (1.575 GHz and 1.2276 GHz) that enable user equipment to calculate a range to each satellite. GPS is a *timing system*; that is, ranges are calculated by timing how long it takes for the GPS signal to reach the user's GPS antenna. The GPS receiver calculates the range by multiplying the time of transit of the signal by the speed of light.

To calculate a geographic position, the GPS receiver uses a complex algorithm incorporating satellite coordinates and ranges to each satellite. Reception of any four or more of these signals enables a GPS receiver to compute three-dimensional coordinates. Tracking of only three satellites reduces the position fix to two-dimensional coordinates (horizontal with fixed vertical). The GPS receiver calculates its position with respect to the phase centre of the GPS antenna.

GPS Services

The positioning accuracy offered by GPS varies depending upon the type of service and equipment available. For security reasons, two GPS services exist: the Standard Positioning Service ("SPS") and the Precise Positioning Service ("PPS"). The US DoD reserves the PPS for use by its personnel and authorized partners. The SPS, though less accurate than the PPS, is available to all users.

In order to maintain a strategic advantage, the US DoD used to artificially degrade the performance of the SPS so the positioning accuracy was limited to 100 metres, with 95% confidence. This intentional degradation was called Selective Availability. On May 1, 2000, Selective Availability was reduced to zero, effectively turning off the degradation. The intent, which has proven to be quite successful, was to stimulate the development of applications that utilize GPS technology, together with the related social and economic benefits.

With Selective Availability no longer in place, autonomous GPS is able to achieve a horizontal accuracy of about 10 meters, with 95% confidence.

Differential GPS

The purpose of Differential GPS ("DGPS") systems is to remove the effects of errors with the goal of enhancing GPS system integrity and position accuracy. Errors that impact accuracy include ionospheric errors, timing errors, multipath interference and satellite orbit errors. Prior to May 1, 2000, DGPS also helped to reduce the impact of Selective Availability.

How it Works. DGPS involves setting up a reference GPS receiver system at a point of known coordinates. This receiver makes distance measurements, in real-time, to each of the GPS satellites, which includes any errors present in the system. The base station receiver calculates what the true range should be without errors, knowing its own coordinates and those of each satellite. The difference between the known and measured range to each satellite is the range error. This error is the amount that must be removed from each satellite distance measurement to correct for errors present in the system.

Real-Time DGPS. To correct for system errors in real-time, the GPS base station transmits the range error corrections to remote receivers using various forms of wireless communications. The remote receiver uses these differential corrections to correct its satellite range measurements, providing a more accurate position. This approach is the predominant DGPS strategy used for real-time applications.

Wide-Area DGPS (WADGPS). A version of differential GPS that provides error corrections over a large geographic area and employs multiple, widely distributed reference receivers. The data from the reference receivers is typically processed at a centrally located facility before being distributed to the end-user.

Differential GPS Services

We offer receiver equipment that is compatible with the four main sources of differential corrections: Beacon DGPS, L-Band Satellite WADGPS, Space Based Augmentation Systems ("SBAS WADGPS") and a proprietary Carrier phase-based Local DGPS known as L-Dif™.

Beacon DGPS. Many marine authorities around the world have installed networks of medium-frequency (283.5 to 325 kHz) beacons that broadcast free GPS correction information to users. When in range of a beacon, these signals may be used to differentially correct a GPS position. The achievable accuracy depends on the sophistication of the GPS receiver used and ranges from one to five metres, with 95% confidence.

An advantage of the free beacon service over satellite-based services is that beacon signals are able to provide excellent coverage around obstacles, similar to how AM radio signals are able to penetrate tree canopies or diffract around obstacles such as buildings and other structures. The disadvantages include Beacon DGPS' susceptibility to noise interference by man-made equipment and the decreasing applicability of correction information as users move away from the base station.

L-Band WADGPS. Currently, a number of private organizations provide, for a subscription fee, differential corrections to the positioning industry by transmitting correction data via an L-band communication satellite. They include the OmniSTAR®, Navcom and Veripos systems and provide almost worldwide signal coverage.

Because L-Band WADGPS features networks of reference stations to provide correction information throughout the coverage regions, the correction data is optimized so it does not degrade as readily as single reference station services, such as beacon DGPS. This feature results in improved consistency of performance when compared to conventional services, which improves the confidence of system users. Although the performance of L-Band systems is more consistent than single base station systems, the overall accuracy provided is similar with a horizontal accuracy of 1 meter or better, with 95% confidence.

Because these services broadcast in the L-Band, similar to GPS, they are line-of-sight signals. The satellite must be in view of the antenna at all times or the signal may be lost.

SBAS WADGPS. The most notable SBAS system is the US Federal Aviation Administration's Wide Area Augmentation System ("WAAS"). Others include the European Geostationary Overlay System ("EGNOS") and Japan's MTSAT Satellite-Based Augmentation System ("MSAS"). They are similar to L-Band DGPS in that they use satellite transponders to relay correction information back to earth, however, they are free-of-charge systems that have been developed primarily for aviation navigation. Other countries, including China and India are developing SBAS systems.

SBAS WADGPS determine the individual constituents of the satellite ranging errors, rather than generating one lumped error correction as is done by Beacon DGPS and some commercial L-Band WADGPS systems. These constituents include satellite orbit, clock, and ionospheric errors. A more consistent level of accuracy can be achieved in comparison to the lumped error correction method. SBAS systems provide a similar level of overall accuracy to commercial L-Band services at about 1 metre, with 95% confidence.

Another benefit of SBAS WADGPS is that their signals are broadcast at the same frequency as GPS, enabling suitably designed GPS receiver systems to track both the GPS and SBAS signals. This reduces overall system costs, compared to requiring a separate differential receiver for Beacon DGPS or for L-Band WADGPS. However, a drawback of transmitting data at the GPS frequency is that the signal is line-of-sight – increasing the potential for signal loss.

WAAS provides excellent coverage of most of the US, southern Canada and Mexico. WAAS is also being upgraded (additional reference stations, satellites, etc.) during the next few years to expand coverage and improve accuracy. SBAS coverage over other regions of the world is the responsibility of respective regional aviation navigation authorities. The overall goal of SBAS systems is to develop an interoperable GPS augmentation system covering the majority of air traffic routes. It is expected that this will ultimately provide coverage to the majority of the world.

Local DGPS. These systems utilize portable base station receiver units that calculate and broadcast localized code and carrier phase corrections to mobile GPS receivers ("rovers"). The corrections are processed in the rover GPS receiver to achieve accuracy and repeatability that is not possible with code-only DGPS methods such as Beacon DGPS or SBAS WADGPS. Multiple rover receivers can operate from a single local base station. Local DGPS systems enable the use of real time kinematic ("RTK") applications that provide centimetre level accuracy for applications that require very high precision.

The Hemisphere GPS Solution

Hemisphere GPS has been a leader in the design and manufacture of competitive, high-accuracy, cost-effective GPS positioning devices since 1990. The following characteristics describe the competitive advantages associated with our products.

Technology and Applications. Originally, the focus of our technology and products was on DGPS. However, our technology portfolio has been expanded beyond DGPS technology through research and development, and through strategic acquisitions. Today, our technology portfolio includes strong proprietary technology in GPS and DGPS, as well as advanced applications for guidance, machine control, steering and flow control. Our GPS engineering team has become known in the industry for innovation and creativity as a result of achievements such as:

- developing the Crescent™ GPS technology – our own application-specific integrated circuit ("ASIC") providing our GPS receivers with greater accuracy and performance than previously available for lower cost. Our GPS technology leadership is further demonstrated in our eDif™ and COAST® software that provides enhanced GPS coverage where no DGPS exists or in difficult conditions.
- developing a Local DGPS system that we refer to as L-Dif™ with centimetre-level accuracy for advanced applications by incorporating RTK technology with our single-frequency Crescent GPS technology platform. This enables higher accuracy at lower cost compared to competing systems.
- achieving continual cost reductions through initiatives such as integrating GPS and differential receivers in a single module to share common resources.

- developing a GPS-based heading sensor system that replaces expensive competing systems by combining two GPS receivers and two antennas into a single enclosure to provide heading information to within half-degree accuracy.
- developing a high-quality Beacon DGPS receiver design that provides superior immunity to man-made noise, resulting in high performance under noisy conditions.

Range of Options. Our products offer a range of options to customers. For example, our Outback family of products starts with basic guidance for agricultural applications. Beyond this entry point, customers can expand their guidance capability with auto-steering, situational awareness, and high performance products as their comfort with the technology grows. Our DGPS products are compatible with all primary sources of differential corrections currently available: Beacon DGPS, L-Band WADGPS, SBAS WADGPS and our recently introduced Local DGPS system, called L-Dif. This provides customers with the option of selecting the technology that is most compatible with their application while considering several factors including the required precision and cost. To date, none of the DGPS correction sources has proven itself as an industry standard because each source has its advantages and disadvantages.

Price. Hemisphere GPS has distinguished itself as a provider of high performance GPS guidance and positioning devices at market-leading prices. We continue to pursue means of reducing the cost of our products to maintain our competitive advantage for the customer segments that we target. For example, in 2006, we introduced single-frequency RTK products, which provide higher performance and features for lower cost than competing systems.

Reliability. Our products are designed to meet very high standards of reliability in a wide range of applications and environments. For example, we have implemented a difficult agricultural standard (EP455) against which we evaluate our products. Meeting these standards will ensure our products can withstand the harshest environments.

Quality. We have selected GPS component suppliers that meet very high standards for quality. Through the internal manufacturing of our GPS products, we are able to maintain a high standard of quality control and documentation to ensure continued production of high-quality products.

Ease of Use. Our products are designed for ease of use by commercial or consumer businesses. The Outback product line, targeted to farming customers, provides for simple, out of the box installation and use. Our commercial products are designed for simple integration with our customers' applications and/or products. A significant investment is made in customer support to ensure that both consumer and commercial customers have the resources they need to achieve full benefit from the products.

Business Strategy

The key elements of our business strategy are:

1. Increase market share in existing verticals and defend current penetration through new product innovation and international expansion;
2. Expand business to new vertical markets and applications;
3. Streamline operations for sustained profitability; and

Production Innovation. Our success has been driven by our ability to develop new positioning, guidance and machine control technologies, to respond to environmental and market changes, and to apply creativity and innovation in the development of new products that meet the evolving demands of our customers. We will continue drive product leadership through focus and innovation.

Develop Strategic Relationships. We believe that strategic relationships with suppliers, OEMs, dealers, distributors and other customers is critical to long-term success. We will continue to develop existing and new strategic relationships.

International Expansion. In the near-term, the North American market is a significant opportunity where we are well positioned through our distribution networks and product portfolio. We believe that focus on international expansion is important to position for mid to longer-term growth opportunities and to buffer the seasonality associated with our exposure to the North American agricultural markets.

Mitigate Seasonality. In 2006, revenues associated with agriculture markets comprised approximately 80% of our revenue. Similarly, in 2006 North American revenues were approximately 80% of total revenues. As a result, our revenues are significantly tied to seasonality of the buying season of the North American agricultural market, which is heavily skewed to the first half of the calendar year. In 2006, revenues in the first half of the year were approximately 70% of the total revenues for the year. We will seek and pursue opportunities to mitigate this seasonality to the extent that they also create value.

New Vertical Markets and Applications. We have achieved strong positions in the ground agriculture, aerial agriculture and other markets. To support mid to longer-term growth, we will seek expansion to new vertical markets where we can leverage our core strengths in positioning, guidance, machine control, steering and flow control technologies and applications.

Optimize Product Cost. We intend to continue to aggressively pursue opportunities to reduce or optimize the cost of our products through product design, manufacturing efficiencies and procurement strategies, with an objective to balance functionality, performance and quality with customer needs.

Enhance Manufacturing Quality and Capacity. We have focused on the maintenance of high-quality standards for manufacturing. Time and resource investments in quality development, and design and manufacturing processes, are critical to ensure that our products meet our customers' functionality, performance and quality requirements.

Pursue Focused Acquisitions. We believe that we have the products, brands, people and intellectual property that can continue to support organic growth. However, we will supplement internal growth and technology development with acquisitions when and where this will accelerate the achievement of our business strategy.

Invest in the Corporation's Intellectual Capital. We believe the employees in all levels of our organization have been, and will continue to be, the key factor in achieving our objectives. As a result, we will continue to place a high priority on our intellectual capital.

Products

Ground Agriculture Products

Outback Products

Our Outback product line for agricultural use include our *Outback S, Outback S2, Outback 360, Outback eDrive*, and our new *Outback BaselineHD* product.

Our *Outback S* is a DGPS guidance system featuring a WAAS and L-Band receiver. Outback S enables farmers to navigate their fields with minimal overlap whether in straight lines or contours in any visibility, including darkness. Eliminating overlap saves enough time, fuel, fertilizer and insecticide that Outback S purchasers say they typically recoup the costs of their easy-to-install and operate guidance systems in only 12 months.

Outback S2 is the next generation DGPS guidance system that has all the features of Outback S plus our proprietary Crescent receiver technology that enables the system to achieve a 50% increase in accuracy, along with other performance advantages. The performance of the Outback S and S2 can be improved by combining the products with Outback BaselineHD, described below.

Our *Outback 360* is an accessory product to Outback S and Outback S2. It is a computerized visual aid system that features a high-resolution colour display that effectively enables farmers to look down from the sky – monitoring the progress of their tractors and farming implements as they move across their fields, while collecting and processing data.

Outback eDrive is an accessory product to Outback S and Outback S2 providing GPS-assisted auto-steering that enables farmers to drive their tractors and other self-propelled agricultural equipment hands-free, along straight or contoured lines. We also offer an OEM-oriented version called *GPSteer*. Both systems enable operators to focus their attention on monitoring sprayers, combines or other equipment to achieve greater efficiency. Another key benefit is the reduction in driver fatigue – enabling the machinery to operate for more hours each day, or through the night if necessary.

Our new *Outback BaselineHD*, featuring Hemisphere GPS's L-Dif and single-frequency Crescent RTK technologies, is a Local DGPS system for agricultural applications that achieves much more accuracy than conventional DGPS products while also being much more affordable than competing dual-frequency RTK systems. Outback BaselineHD is a portable base station receiver mounted on a tripod that calculates and broadcasts localized corrections to Outback S2 products, improving the performance to centimetre-level accuracy.

Other Ground Agriculture Products

Our guidance products for agricultural use also include non-Outback products focused on OEM and commercial customers including *LiteStar II* and *GPSteer*.

LiteStar II is a high-performance land-based guidance system providing guidance for spraying, swathing, mapping, yield monitoring and soil sampling. Litestar II can also be utilized for aerial spraying applications.

GPSteer is our OEM-oriented auto-steering system for tractors and other self-propelled agricultural equipment.

Air Agriculture Products

Our air agriculture products include guidance and flow control products for the aerial application market including spraying, pattern and mission control, automated constant or variable flow control and prescription mapping among others. Products include the *Satloc M3, Del Norte DGPS Flying Flagman®, AerialACE, Intelliflow®*, and the *Fire/Dry Gate Controller.*

Satloc M3 is a high-performance aerial guidance system for aerial applicators. The M3 allows pilots to fly and spray precise patterns using constant and/or variable rate flow control reducing fuel, flying time and application costs. The *Del Norte DGPS Flying Flagman* system is a rugged, waterproof, versatile aerial guidance system for aerial applicators operating in more demanding conditions.

The *AerialACE* and *Intelliflow* products enable liquid chemical flow control for aerial guidance applications. Our *Fire/Dry Gate Controller* delivers precise application for dry chemicals in aerial guidance applications.

Precision Products

Our Precision Products lines are our products focused on non-agriculture markets such as marine and Geographic Information Systems ("GIS") mapping. These products include OEM products, GPS Heading Sensor products, integrated GPS and DGPS receivers and antennas.

Original Equipment Manufacturer Products

Hemisphere GPS' OEM products include *Crescent GPS, Crescent Vector, , SBX-4 and LX-1.*

Our *Crescent GPS OEM board* is a 12 channel, L1 GPS receiver that features integrated SBAS support, and the capability to utilize Beacon DGPS and L-Band WADGPS corrections. It also incorporates Hemisphere GPS' COAST™ and e-Dif® technologies that enable it to continue to effectively use out-dated differentially corrected data for up to 40 minutes without any significant accuracy degradation. The Cresecnt GPS OEM board can also be augmented for very high accuracy applications with Hemisphere GPS's RTK and our exclusive L-Dif technology.

Our *SBX-4 OEM Beacon DGPS module*, introduced November 2006, is the newest in the family of SBX modules, and offers a Beacon DGPS engine that augments a separate GPS receiver with free correction signals from beacon stations.

Our recently introduced *LX-1 OEM L-Band WADGPS module* provides the capability to augment a separate Crescent GPS with OmniSTAR L-Band error corrections.

Our *Crescent Vector OEM* is a high accuracy GPS compass and positioning system designed primarily for the marine market and other machine control applications. The Crescent Vector OEM incorporates Hemisphere GPS' COAST technology in order to maintain consistent, accurate positioning during periods of differential signal loss.

Our *Crescent MasterLink* product is similar to the Outback BaseLineHD and augments many of our Crescent products, enabling centimetre-level accuracy where required by our customers.

GPS Heading Sensor Products

Our *Vector* line of GPS heading sensor products enable users to maintain highly accurate headings at substantially less than the cost of traditional gyrocompasses. The Vector line incorporates our exclusive COAST technology.

Crescent V100 Series and *Crescent VS100 Series* are targeted primarily to the marine industry, but are also targeted for other machine control markets – including port handling and heavy construction equipment applications. Each have the capability to utilize accuracy enhancing data from Beacon DGPS, SBAS DGPS, as well as Local DGPS – when combined with our Crescent MasterLink product.

Crescent V100 is a "smart antenna" system that combines two GPS receivers and two antennas into a single enclosure about a half-metre long. Using a sophisticated moving base station RTK technique, the Vector provides heading information sufficient to replace gyrocompasses for many applications at a much lower cost.

Crescent VS100 is made up of a receiver and two separate antennas. Users can increase the distance between the antennas which increases the heading accuracy, enabling a broad range of machine control applications.

Integrated GPS Receivers and Antennas

Our *Crescent A100 Smart Antenna* combines our Crescent GPS receiver technology with an antenna in a single enclosure and offers an affordable, portable solution with professional level accuracy for several markets including agricultural, marine, GIS mapping and other applications. A100 features integrated SBAS WADGPS support, our exclusive COAST and e-Dif technologies.

Our *Crescent R100 Series* of GPS receivers are intended for a wide variety of applications including marine and land navigation, precision guidance in agriculture, asset-tracking, GIS, mapping and other industrial applications. The R100 series features integrated SBAS WADGPS support, as well as our exclusive COAST and e-Dif technologies. In addition, the R100 series has the capability to utilize accuracy enhancing data from Beacon DGPS, L-Band WADGPS and Local DGPS, when combined with the Crescent MasterLink product.

We also sell a variety of antenna products that are targeted for marine, GIS, surveying and other industrial applications.

GPS Software

We have a growing variety of innovative GPS software products, including several that significantly enhance the location-sensing capabilities of our other products.

Our software includes *COAST*, which enables DGPS receivers to use original differential data for up to 40 minutes without seriously degrading accuracy. COAST makes various Hemisphere GPS receivers less likely than competing products to be affected by trees, buildings and other obstacles that temporarily block differential signals. COAST enables the receivers to "coast" through temporary signal outages with minimum impacts on accuracy.

We also have *e-Dif* or "extended differential" software that enables standard GPS receivers to achieve higher accuracy without any help from accuracy-enhancing differential signals. e-Dif enables a standard GPS receiver, capable of only 2 to 3 metres accuracy, to internally generate differential corrections that improve its accuracy to less than one metre without the expense or potential uncertainties of differential signals. e-Dif computes corrections with a very slow error drift rate, typically maintaining sub-metre accuracy for as long as 40 minutes, and is often a practical solution for much longer periods of time.

e-Dif can save customers the cost of subscription fees for DGPS signals in regions such as South America, Africa and Australia where no differential signals are available for free. Even in North America, where signals are free, e-Dif is a valuable back-up against signal outages. And in northern latitudes, including many parts of Canada, e-Dif can achieve better accuracy than what is possible using free differential signals from SBAS systems such as WAAS, or when a receiver is on the fringe of land-based radio beacon networks.

Research and Product Development

The focus of Hemisphere's research and development team is on expanding our core GPS positioning technologies and on developing new products and applications. We believe that our research and product development capabilities are critical factors contributing to our success and primary barriers to potential competitors' entry into the GPS industry. Accordingly, we intend to continue investing significant resources in research and product development.

Our research and development team includes individuals with specialized skills in the following disciplines, among others: electrical engineering, radio-frequency engineering, geomatics engineering, mechanical design, system architecture and software design. Although the availability of these resources is limited, we have not experienced significant problems accessing the required skill and knowledge required for our research and development activities.

In 2005, our research and development team completed development of our own patented application-specific integrated circuit ("ASIC"), branded as Crescent receiver technology. The Crescent receiver technology provides a significant improvement in accuracy to Hemisphere GPS products and avoids the risks and costs of purchasing GPS technology from a third party. In addition, controlling our own core GPS intellectual property enables us to modify its implementation as needed for tailor-made GPS solutions. During 2005 and 2006, we incorporated the Crescent receiver technology into most of our related products.

In 2006, our research and development team achieved another milestone when they completed the development of our single-frequency RTK application utilizing our Crescent receiver technology. This technology provides similar accuracy as competing dual-frequency RTK systems but at a fraction of the cost and presents an affordable and robust positioning solution for customers in precision agriculture, marine navigation, GIS, surveying and other industrial applications. We believe that the combination of RTK performance and affordability in our Crescent-based products will have a significant market impact on applications that typically relied on much more expensive solutions and extend the range of applications that our products serve.

Marketing, Sales and Distribution

Our strategy for distribution of our GPS products has traditionally been through large OEMs, dealer networks and distributors with established channels for multi-country distribution. This strategy eliminated the need to devote significant direct resources to developing these distribution channels on our own. This strategy has enabled us to participate in a broader range of high-growth commercial and consumer GPS-enabled markets and continues to be utilized for all of our product lines.

In 2005, we broadened our sales and distribution strategy in the ground agriculture markets when we acquired the Outback distribution network. In North America, we have over 300 Outback Guidance Centres each responsible to support our sales of Outback products to end-user customers in defined territories. Outside of North America, we have established relationships a variety of distributors for the Outback product line who sell to the end-user customers.

The acquisition of the Outback business included a variety of intangible assets including trademarks, brands, marketing and distribution assets and technology. We believe that these intangible assets provide us with significant ongoing benefits, particularly in the North American after-market where the Outback brand-names, trademarks, distribution network and customer lists are an integral part of our ongoing business strategy.

Hemisphere GPS serves global markets. Of its 2006 sales, 54.8% (2005 – 54.6%) occurred in the US, 25.9% (2005 – 18.6%) occurred in Canada, 8.0% (2005 – 10.1%) occurred in Europe and 11.3% (2005 – 16.7%) occurred in other areas of the world.

Our GPS guidance products currently serve the ground agriculture, aerial agriculture, marine, GIS and other markets. Our products provide solutions for ground agricultural guidance and auto-steering, aerial agricultural guidance and flow control, marine navigation, GIS and mapping applications, and others.

From a customer's perspective, the primary benefits provided by GPS and DGPS products are more accurate navigation, improvements in productivity, safety and savings in costs and time. For example, in farming applications, our guidance products result in savings to users through reduced overlap and reduced driver fatigue. In addition, our products can be used in conjunction with devices that monitor the grain yield on harvesting equipment. This yield monitor constantly records the harvest yield and, in conjunction with a DGPS system, enables yield-by-field location maps which can be used in subsequent years to increase or decrease the type and amount of fertilizers and other additives used. Significant cost savings can be achieved by using these types of precision farming techniques.

In marine applications, our commercial customers typically use our products for accurate navigation – enabling vessels to maintain accurate headings while navigating at substantially less cost than traditional gyrocompasses.

Competition

We have competitors in each of our target markets and expect competition to intensify as acceptance and awareness of GPS technology increases. One of our main competitors is Trimble Navigation Limited ("Trimble"). Trimble's GPS products currently address the survey and mapping, tracking and communications, navigation, precision agriculture and military systems markets. Other competitors offering products similar to those of Hemisphere GPS include NovAtel Inc., Thales Navigation Inc., Beeline Technologies Inc., Novariant, Inc. and Raven Industries. In addition, we expect to face competition from new market entrants over time.

We believe the principal competitive factors in the markets we serve include: price, ease of use, physical characteristics, power consumption, product features (including accuracy), product reliability, size of installed base, brand reputation, vendor reputation and financial stability of the vendor. We believe that our products compete favourably with competitors' products on many of the foregoing factors and as a result, we have achieved a strong market position in certain of our markets including ground agricultural guidance and auto-steering, aerial agricultural guidance and flow control and marine heading sensors.

We recognize that some of our competitors may have access to greater financial, marketing, service and support and technological resources. See "Risk Factors".

Manufacturing

Up until early 2007, we manufactured and populated all printed circuit boards and completed the final assembly and quality assurance testing of OEM modules, integrated positioning units and antennas in-house at our Calgary facility. We have begun to outsource certain high-volume components in our products which will result in cost savings and an increase in manufacturing capacity.

The electrical components associated with our Outback products are manufactured in the Calgary facility and are delivered to our distribution facility in Hiawatha, Kansas for final assembly, configuration and packaging. The Del Norte aerial agriculture products are assembled and tested in our Euless, Texas facility.

Our operations department provides production engineering to ensure that our products can be manufactured in large volumes, technical production problems are corrected and averted, and alternative production methodologies are introduced to remain competitive. In addition, vendor and subcontractor qualifications are reviewed by the engineering group and test engineering is provided to guide the department in achieving specifications and ensuring product integrity. We source our assembly materials and components from a variety of suppliers. All of our suppliers are at arm's length. Alternate supply sources for all components is a desired goal, but currently is not available in all cirumstances.

In the last half of 2006, we implemented a new Enterprise Resource Planning ("ERP") system that we believe will help us to improve the effectiveness and efficiency of our operations, including manufacturing.

We are determined to maintain our position as a low-cost, high-quality producer and to ensure that production processes are responsive, smooth and flexible to serve the needs of our customers.

Facilities

We conduct operations from facilities in Calgary, Alberta; Scottsdale, Arizona; Hiawatha, Kansas; Euless, Texas; and Winnipeg, Manitoba; with a combined area of approximately 103,500 square feet to manufacture and assemble products, carry out research and development, sales and marketing, and finance and administration activities. We lease the facilities and they are deemed adequate to support our annual sales for the foreseeable future.

Personnel

At December 31, 2006, we had 206 employees in total, with 36 in Research and Development, 62 in Sales and Marketing, 79 in Manufacturing Operations and 29 in Administration.

DIVIDEND POLICY

We have not paid any dividends on the Common Shares during the last three financial years. The future payment of dividends will be determined by our Board of Directors, and will depend on the financial needs of the Corporation to fund future growth, the general financial condition of the Corporation and other relevant factors. We do not intend to pay dividends on our Common Shares in the foreseeable future.

CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of first preferred shares, issuable in series (the "First Preferred Shares") and an unlimited number of second preferred shares, issuable in series ("Second Preferred Shares"). As at March 15, 2006, an aggregate of 45,926,078 Common Shares, no First Preferred Shares, Series 1 and no Second Preferred Shares were issued and outstanding.

The following is a summary of the rights, privileges, restrictions and conditions attaching to each class of shares.

Common Shares

The holders of Common Shares will be entitled to one vote at all meetings of our shareholders except at meetings of which only holders of a specified class of shares are entitled to vote. The holders of Common Shares will be entitled to receive, subject to the prior rights and privileges attaching to any other class of our shares, such dividends as may be declared by us. Holders of Common Shares will be entitled upon any liquidation, dissolution or winding-up of CSI, subject to the prior rights and privileges attaching to any other class of shares of CSI, to receive the remaining property and assets of CSI.

First Preferred Shares

Our Board of Directors may at any time and from time to time issue First Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. CSI has no outstanding First Preferred Shares at this time.

Second Preferred Shares

Our Board of Directors may at any time and from time to time issue Second Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

The Second Preferred Shares of each series rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of CSI ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of CSI, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as specified in our articles.

ESCROWED SECURITIES

To our knowledge, the number of Common Shares held in escrow are as set out in the following table:

Designation of Class	Number of Securities held in Escrow	Percentage of Class
Common Shares	3,400,000	7.4%

Notes:

(1) The escrow agent for the Common Shares is Computershare Trust Company of Canada.

(2) The above Common Shares are held in escrow in accordance with an Asset Purchase Agreement dated April 8, 2005 between Satloc LLC (now Hemisphere GPS LLC) and RHS, Inc. ("RHS") relating to the purchase by CSI of the Outback business assets from RHS. The Common Shares held in escrow are to be released as follows:
- 1,000,000 Common Shares on April 8, 2007;
- 1,950,000 Common Shares on April 8, 2008; and
- 450,000 Common Shares are held in escrow as security for an indemnification provided to Hemisphere GPS LLC and are to be released from escrow on the earlier of the settlement of matters to which the indemnification relates and ten years following the closing date. Alternatively, the Common Shares may be released from escrow if RHS deposits US$1.5 million in cash in a manner acceptable to Hemisphere GPS LLC, or a lesser amount if agreed by Hemisphere GPS LLC.

MARKET FOR SECURITIES

Our Common Shares are listed and posted for trading on the TSX under the symbol "CSY". As described under General Development of the Business, Anticipated Changes in the Business, we plan to change the trading symbol from "CSY" to "HEM" if we receive approval of the change in the name of the company to Hemisphere GPS Inc. at the Annual Special and General Meeting to be held on May 9, 2007.

The following table shows the price range and trading volume of the Common Shares as reported by the TSX for the periods indicated:

	High	Low	Volume
2006			
January	$2.40	$1.52	7,538,481
February	$2.50	$1.85	3,730,018
March	$2.09	$1.57	2,536,098
April	$2.25	$1.76	4,810,892
May	$2.14	$1.68	1,932,636
June	$1.84	$1.35	6,089,187
July	$1.65	$1.45	1,649,067
August	$1.78	$1.51	2,642,919
September	$1.83	$1.60	6,458,393
October	$1.77	$1.62	5,504,220
November	$1.77	$1.50	2,464,782
December	$1.95	$1.57	1,564,242
2007			
January	$2.48	$1.80	3,697,971
February	$2.43	$2.13	3,145,262

DIRECTORS AND OFFICERS

The names, provinces and countries of residence, positions with the Corporation, and principal occupation of the directors and officers of the Corporation are set out below and in the case of directors, the period each has served as a director of the Corporation.

Name, Province and Country of Residence	Position	Principal Occupation During the Last Five Years	Number of CSI Shares Beneficially Owned or Controlled
Michael J. Lang[(1)(2)] Alberta, Canada	Director since 1996 and Chairman of the Board	Chairman of StoneBridge Merchant Capital Corp. (a private investment company), and a director of publicly traded Dynetek Industries Ltd.	516,005 (1.11%)
Barry Batcheller[(2)] North Dakota, USA	Director since May 2006	President and CEO of Appareo Systems, LLC since 2005. Prior thereto Director of Technology Growth with John Deere & Company since 2002. Prior thereto, President and CEO of Phoenix International Corporation.	Nil (0.00%)

Name, Province and Country of Residence	Position	Principal Occupation During the Last Five Years	Number of CSI Shares Beneficially Owned or Controlled
Paul L. Camwell[(1) (3)] Alberta, Canada	Director since 1998	Chief Technology Officer and Vice President for Extreme Engineering Ltd., an engineering and technology firm.	24,562 (0.05%)
Paul G. Cataford[(1)] Alberta, Canada	Director since 2004	President and CEO of University Technologies International Inc. (UTI) since April 2004, a University of Calgary subsidiary responsible for its technology commercialization. Prior thereto, Managing Partner of HorizonOne Asset Management, a Toronto-based firm he co-founded in 2001. Prior thereto, Executive Managing Director of BMO Nesbitt Burns Equity Partners from 2001 to 2002.	3,000 (0.01%)
Richard W. Heiniger Missouri, USA	Director since 2005	Chief Executive Officer of RHS Inc. during the last five years. President of Hemisphere GPS LLC from April 9, 2005 to May 15, 2006.	4,400,000 (9.54%)
John M. Tye III[(1) (3)] Texas, USA	Director since May 2006	Chairman, Bigham Brothers Inc.	Nil (0.00%)
Howard W. Yenke[(2)] Massachusetts, USA	Director since 1996	Retired executive.	30,000 (0.07%)
Steven L. Koles Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer of CSI since September 8, 2006. Prior thereto General Manager at AOL Canada from 2003 to 2006. Prior thereto Managing Director of R4 Management Group / Windy Point Capital from 2002 to 2003. Prior thereto Senior Vice President, Marketing & Sales Support of GT Group Telecom.	15,000 (0.03%)
Cameron B. Olson Alberta, Canada	Senior Vice President and Chief Financial Officer	CSI's Senior Vice President and Chief Financial Officer since October 2003 and Vice President, Finance of CSI since May 2000.	37,490 (0.08%)
Dean Ryerson Kansas, USA	Senior Vice President and Chief Operating Officer, Agriculture	CSI's Chief Operating Officer for the Hemisphere GPS since January 2006, and previously its Vice President and General Manager since April 2005. Prior thereto, President of RHS, Inc.	Nil (0.00%)
William Burdick Kansas, USA	General Manager, Ground Agriculture	CSI General Manager, Ground Agriculture since July 2006. Prior thereto, CSI's Vice President, Sales, Ground Agriculture since April 2005. Prior thereto, Manager of Sales, RHS, Inc.	Nil (0.00%)
Phil W. Gabriel Alberta, Canada	General Manager, Precision Products,	CSI's General Manager, Precision Products, for Hemisphere GPS since November 2005. Prior thereto CSI's Vice President Sales, Wireless.	41,124 (0.09%)

Name, Province and Country of Residence	Position	Principal Occupation During the Last Five Years	Number of CSI Shares Beneficially Owned or Controlled
Chad A. Lind Texas, USA	General Manager, Air Division	CSI's General Manager, Air Agriculture product line. Prior thereto Project Manager and Vice President of BancTec, Inc.	Nil (0.00%)
Michael Pratt Alberta, Canada	Vice President, Finance and Administration	CSI's Vice President, Finance and Administration since July 2006. Prior thereto CSI's Director of Management Information Systems since March 2005. Prior thereto management consultant.	Nil (0.00%)
Lisa M. Smith Alberta, Canada	Vice President, Operations	CSI's Vice President of Operations since July 2006. Prior thereto CSI's Vice President of Supply Chain Operations, Wireless since September 2005 and previously the Director of Supply Chain, Wireless from 2001 to September 2005.	Nil (0.00%)

Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of CSI, or a shareholder holding a sufficient number of securities of CSI to affect materially the control of CSI is, or within the last ten years has been, a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied us access to any statutory exemption for a period of more than 30 consecutive days or, within a year of such person ceasing to act in that capacity or within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person, except that:

Michael Lang was a director of Environmental Technologies Inc., which company was subject to a cease trade order in 1997. Environmental Technologies was a subsidiary of Beau Canada Exploration Ltd. and traded on the Alberta Stock Exchange. Mr. Lang subsequently resigned as a director.

Steven L. Koles was previously an officer of GT Group Telecom Inc.. In March 2002, Mr. Koles resigned from his position with that company. GT Group Telecom Inc. filed for CCAA protection prior to the end of 2002. GT Group Telecom Inc. later merged with 360 Networks Inc.

No director or officer of CSI, or a shareholder holding a sufficient number of securities of CSI to affect materially the control of CSI, has been subject to any penalties or sanctions under securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors and officers of the Corporation may, from time to time, be involved in the business and operations of other issuers, in which case a conflict may arise. See "Risk Factors".

The *Business Corporations Act (Alberta)* (the "ABCA") provides that in the event a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interests arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as stated below, there were no material interests, direct or indirect, of our directors and executive officers, any person or company who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction since the beginning of our last completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.

In April 2005, CSI acquired the Outback business from RHS, Inc., a company owned by Richard W. Heiniger and his family. The transaction was at arm's length. Subsequent to the transaction, Mr. Heiniger became a senior officer of CSI and was appointed to CSI's Board of Directors.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 by us during, or related to, our most recently completed financial year other than KPMG LLP, our auditors. KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

MATERIAL CONTRACTS

We currently have no material contracts in place that were entered into outside of the ordinary course of business.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP, Chartered Accountants, Suite 2700, Bow Valley Square II, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 4B9, are the auditors of the Corporation.

Computershare Trust Corporation of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, is the Transfer Agent and Registrar of the Corporation.

AUDIT COMMITTEE INFORMATION

Our audit committee (the "Audit Committee") is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The committee is composed of three external independent directors. All three are financially literate, meaning they are able to read and understand financial statements of a complexity level comparable to that of the financial statements of CSI Wireless. The Audit Committee's Charter is available in Appendix "A".

Audit Committee Members

Paul G. Cataford, Calgary, Alberta

Paul Cataford is President and CEO of University Technologies International Inc. He has extensive investment, technology and business development experience from more than 14 years in the venture capital/private equity industry. Mr. Cataford is a graduate of the Institute of Corporate Directors' Directors Education Program and sits on a number of audit and corporate governance committees. He also currently serves on the boards of Sierra

Wireless Inc. and of a number of private companies. Mr. Cataford has a Mechanical Engineering degree from Queen's University and an MBA from York University's Schulich School of Business.

Paul L. Camwell, Calgary, Alberta

Paul Camwell is Vice-President and Chief Technology Officer of Extreme Engineering Limited. A former Industrial Technical Advisor to NRC/TRLabs, he has held senior management positions in the Scientific Civil Service (U.K.), at NovAtel Communications Ltd. and at Ryan Energy Technologies Inc. Dr. Camwell is qualified as a physicist and electronic engineer. He is a Professional Engineer practicing in Alberta.

John M. Tye III, Plainview, Texas

John Tye III is the Chairman of Bigham Brothers Inc. He was formerly President and CEO of AgEquipment Group. He was also a partner in InterAg Technologies. He has extensive industry knowledge being the only individual to have served as Board Chairman of both of the major farm equipment associations – the Equipment Manufacturers Institute and the Farm Equipment Manufacturers Association. In addition, Mr. Tye has served with several other organizations such as the Conservation Technology Information Center and the Southern Farm Equipment Manufacturers Association.

Pre-approval of Policies and Procedures – Non-Audit Services

We have adopted polices and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by KPMG LLP as set forth in the Audit Committee charter, which is reproduced in Appendix A to this Annual Information Form. The Audit Committee has approved the provision of a specified list of audit and permitted non-audit services that the audit committee believes to be typical, reoccurring or otherwise likely to be provided by KPMG LLP during the current fiscal year. The list of services is sufficiently detailed as to the particular services to be provided to ensure that the Audit Committee knows precisely what services it is being asked to pre-approve and it is not necessary for any member of management to make a judgment as to whether a proposed service fits within pre-approved services.

Auditor Service Fees

The following fees are for services provided by KPMG relating to fiscal years 2006 and 2005.

Type of Service Provided	2006	2005
Audit and Quarterly Review Fees	$150,000	$132,000
Audit-Related Fees (financing related)	–	$18,700
Audit-Related Fees (divestment related)	$85,000	–
Tax Fees	–	–
All Other Fees	–	–

RISK FACTORS

The following is a summary of certain risk factors relating to our business. The information is only a summary of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. An investment in the Common Shares of the Corporation involves a significant degree of risk. Prospective investors should carefully consider the following factors, together with other information contained in this Annual Information Form.

Foreign Currency Exchange Rate Fluctuations

Sales of our products are transacted in primarily in US dollars. As our revenues are reported in Canadian dollars, we are exposed to risk associated with US and Canadian dollar currency fluctuations. These risks are mitigated to some extent by purchasing inventory, other costs and many services in US dollars. However, a strengthening in the Canadian dollar relative to the US dollar will result in lower revenues and earnings. As we expand with increased global sales, we expect that it may be necessary to transact sales in foreign currencies other than US dollars, thus exposing us to additional foreign currency risk.

In 2006, we entered into derivative financial instruments to manage our foreign currency exposure in connection with the implementation of a foreign exchange risk management program. Although this program has been implemented, there is no guarantee we will not experience foreign exchange gains and losses in future periods.

General Economic and Financial Market Conditions

In 2006, we faced negative conditions in certain economic, financial and product markets. Negative changes in market and business environments, or adverse geopolitical events, could have a negative impact on our 2007 performance. Our agricultural product sales were affected to some extent by drought conditions in 2006 and in prior years. This negatively impacted our sales of agriculture guidance products. Should negative weather conditions arise in 2007, we could be faced with lower-than-expected revenues in the impacted market areas.

Dependence on Key Personnel and Consultants

Our success is largely dependent upon the performance of personnel and key consultants. The unexpected loss or departure of any of the key officers, employees or consultants could be detrimental to our future operations. Our success will depend, in part, upon our ability to attract and retain qualified personnel, as they are needed. The competition for highly skilled technical, research and development, management, and other employees is high in the GPS industry. There can be no assurance that we will be able to engage the services of such personnel or retain our current personnel.

Competition

We compete in a highly competitive industry that is constantly evolving and changing. We expect this competition to increase as new competitors enter the market. Many of our competitors have greater financial, technical, sales, production and marketing resources. We compete with companies that also have established customer bases and greater name recognition. This may allow competitors to respond more quickly to the GPS market and better implement technological developments. There is no assurance that we will be able to compete on the same scale as these companies. Such competition may result in reduced sales, reduced margins, or increased operating expenses.

Third-Party Dependence

Many of our products rely on signals from satellites that we does not own or operate. Such satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the Global Positioning System ("GPS") and/or the growth of current and additional market opportunities, which would adversely affect our results of operations. In addition, there is no assurance that the US government will remain committed to the operation and maintenance of GPS satellites over a long period of time; or that the policies of the US government for the commercial use of GPS without charge will remain unchanged.

Dependence on New Products

We must continue to make significant investments in research and development to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development-stage products will be successfully completed or, if developed, will achieve significant customer acceptance. If we are unable to successfully define, develop and introduce competitive new products, and enhance existing products, future results would be adversely affected.

Intellectual Property

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. We have received, and may receive, claims from third parties claiming that we have infringed on their intellectual property rights. Determination of the rights to intellectual property is very complex, and litigation may be required to establish if we have violated the intellectual property rights of others. As a result of such claims, we could be subject to losses arising from product injunctions, awards for damages and third party litigation costs, requirements to license intellectual property, legal expenses, diversion of Managements' time and attention, and other costs

Government Regulation

Our products are subject to government regulation in the United States, Canada and other regions in which we operate. Although we believe that we have obtained the necessary approvals for the products that we currently sell, we may not be able to obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future

Availability of Key Supplies

We are reliant upon certain key suppliers for raw materials and components, and no assurances can be given that we will not experience delays or other difficulties in obtaining supplies, as a result of trade disputes or other matters. While no single vendor currently supplies more than 10% of the raw materials used us, the raw materials used in certain operations are available only through a limited number of vendors. Although we believe there are alternative suppliers for most of our key requirements, if our current suppliers are unable to provide the necessary raw materials or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on our results of operations and its financial condition.

Credit Risk

We have undergone significant sales growth resulting in a significant growth in our customer base. As a result, we have an increasing exposure to credit risk related to trade balances owing from customers. In the normal course of business, we monitor the financial condition of our customers and review the credit history of new customers to establish credit limits. We establish an allowance for doubtful accounts that corresponds to the credit risk of our customers, historical trends and economic circumstances. Losses could be realized if customers default on their balances owing.

Technology Risk

Our success in the GPS markets may depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and could reduce our revenue.

Future Acquisitions

We may seek to expand our business through the acquisition of compatible products or businesses. There can be no assurance that suitable acquisition candidates can be identified and acquired on terms favourable to us, or that the acquired operations can be profitably operated or integrated into CSI. In addition, any internally generated growth experienced by CSI could place significant demands on our management, thereby restricting or limiting our available time and opportunity to identify and evaluate potential acquisitions. To the extent management is successful in identifying suitable companies or products for acquisition, we may deem it necessary or advisable to finance such acquisitions through the issuance of Common Shares, securities convertible into Common Shares, debt financing, or a combination thereof. In such cases, the issuance of Common Shares, Preferred Shares or convertible securities could result in dilution to the holders of Common Shares at the time of such issuance or conversion. The issuance of debt to finance acquisitions may result in, among other things, the encumbrance of certain of our assets, impeding our ability to obtain bank financing, decreasing our liquidity, and adversely affecting our ability to declare and pay dividends to our shareholders.

Proprietary Protection

Our success will depend, in part, on our ability to obtain patents, maintain trade secrets and unpatented know-how protection, and to operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. We rely on a combination of contract, copyright, patent, trademark and trade secret laws, confidentiality procedures and other measures to protect our proprietary information. There can be no assurance that the steps taken by us will prevent misappropriation of our proprietary rights. Our competitors also could independently develop technology similar to our technology.

Although we do not believe that our products or services infringe on the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us, or that any such assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources with respect to the defence thereof, which could have a material adverse effect on our business.

Conflicts of Interest

Certain directors of CSI are engaged and will continue to be engaged in the design, manufacture and marketing of GPS products, and situations may arise where the directors may be in direct competition with CSI. Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the *Business Corporations Act (Alberta)* (the "ABCA")which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with CSI to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Product Liability

The sale and use of our products entail risk of product liability. Although we have product liability insurance, there is no assurance that such insurance will be sufficient or will continue to be available on reasonable terms.

New and Emerging Markets

Many of the markets for our products are new and emerging. Our success will be significantly affected by the outcome of the development of these new markets.

Physical Facilities

We have facilities at several different locations, as well as component inventory, finished goods and capital assets at third-party manufacturing facilities. Tangible property at each location is subject to risk of fire, earthquake, flood, and other natural acts of God. In the event of such acts, there could be delays in production and shipments of product due to both the loss of inventory and/or capacity to produce.

Legal Risks

In common with other companies, we are subject to legal risks related to our operations, contracts, relationships and otherwise under which we may be served with legal claims. Whether or not the claims are legally valid, such claims may result in legal fees, damages, settlement costs and other costs. Such claims may also result in significant time and distraction of management and employees.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are not aware of any proceeding that involves a claim for damages, exclusive of interest and costs, of more than ten percent of our current assets, except for the following.

On October 17, 2006, we were served with a statement of claim in the Court of Queen's Bench of Alberta by Longview Advantage, Inc. ("Longview"), a former customer of our Telematics product line. The statement of claim cites damages of $35 million related to breach of contract, intentional interference and misrepresentation relating to commercial dealings between CSI and Longview and negotiations for the sale of the Asset-Link Telematics product line. On March 13, 2007, we filed a statement of defence and a counterclaim for damages incurred by us relating to these matters. We believe that the lawsuit is without merit and intend to vigorously defend our position. Since March 13, 2007, no further actions have been taken by CSI or Longview.

We are the defendant in a lawsuit filed by Trimble Navigation Limited in the United States District Court of California on September 27, 2002 in which Trimble claims that certain of the Corporation's GPS products infringe a patent held by them. No specific amount of damages has been claimed in the court documents. The Corporation does not believe that its products infringe upon the referenced patent and is vigorously defending its position.

We are not aware of any (i) penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority in the year ended December 31, 2006; (ii) any other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements the Corporation entered into with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2006.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans, as applicable, is contained in our information circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in our financial statements and management discussion and analysis for the year ended December 31, 2006, which are set forth in our 2006 Annual Report. Documents affecting the rights of security holders, along with additional information relating to us, may be found on SEDAR at www.sedar.com.

APPENDIX "A" – AUDIT COMMITTEE TERMS OF REFERENCE.

1. **Establishment of Audit Committee:** The board of directors (the "Board") hereby establish a committee to be called the Audit Committee (the "Committee").

2. **Membership:** The Committee shall be composed of three members or such greater number as the Board may from time to time determine, all of whom shall be "independent", as such term is defined in Multilateral Instrument 52-110, "Audit Committees" ("MI 52-110"). Members shall be appointed periodically from among the "independent" members of the Board. All members of the Committee shall be financially literate, being defined under MI 52-110 and herein as having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Corporation's financial statements.

3. **Mandate:** The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities.

Audit Committee Purpose

Through discussion with management and the external auditors of the Corporation, the Audit Committee will be responsible to:

- Monitor the management of the principal risks that could impact the financial reporting of the Company;
- Monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
- Oversee and monitor the independence and performance of the Company's external auditors;
- Provide an avenue of communication among the external auditors, management and the Board of Directors, including the resolution of disagreements between management and the external auditors regarding financial reporting;
- Encourage adherence to, and continuous improvement of, the Company's policies, procedures, and practices at all levels;
- Monitor compliance with legal and regulatory requirements; and
- Ensure that effective procedures are in place for the anonymous submission, receipt, retention and treatment of complaints and concerns regarding accounting, internal control and auditing matters.

Audit Committee Duties and Responsibilities

Primarily through review and discussion with management and the external auditors, the Audit Committee is responsible to:

Review Procedures

(a) Review periodically the Committee's Terms of Reference;

(b) Review the Company's annual audited financial statements and related documents, including the press release and MD&A, prior to filing or distribution. Review should include discussion with management and external auditors of significant issues regarding accounting principles, practices, and significant management estimates and judgments;

(c) Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(d) Review any significant disagreements among management and the independent auditors in connection with the preparation of the financial statements;

(e) Periodically, in consultation with management and external auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures;

(f) Review risk management policies and procedures of the Company (i.e., litigation and insurance);

(g) Periodically review and assess the adequacy of the procedures that are in place for the review of the Company's public disclosure of financial information extracted from or derived from the Company's financial statements;

(h) Review significant findings prepared by the external auditors together with management's responses;

(i) Review the principal risks affecting financial reporting;

(j) Review with financial management and the external auditors, and approve, the company's quarterly financial results and related documents, including the quarterly press releases and MD&A, prior to the public release. By approval of these Terms of Reference for the Audit Committee, the Board delegates the authority to approve these documents on behalf of the Board;

(k) Discuss any significant changes to the Company's accounting principles prior to their adoption. The Chair of the Committee may represent the entire Audit Committee for purposes of this review;

External Auditors

(l) The external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the external auditors or approve any discharge of auditors when circumstances warrant;

(m) Approve the fees and other significant compensation to be paid to the external auditors;

(n) On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the auditors' independence;

(o) Review the external auditors' audit plan - discuss and approve audit scope, staffing, locations, reliance upon management, and general audit approach;

(p) Prior to releasing the year-end financial results, discuss the results of the audit with the external auditors. Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

(q) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in the Company's financial reporting;

(r) Approve all non-audit services to be provided to the Corporation by the external auditors' firm, prior to such services being performed, except that by approval of these terms of reference, the Audit Committee hereby approves the following non-audit services to be provided by the external auditors:

  (i) Tax services connected with the preparation of the Corporation's tax returns, or the tax returns of any of its subsidiaries; and

  (ii) Due diligence and tax services connected with any mergers, acquisitions or dispositions being considered by the Corporation;

(s) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present or former auditors;

(t) When there is to be a change in external auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;

Legal Compliance

(u) On at least an annual basis, review with the Company's counsel any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies; and

Other Audit Committee Responsibilities

(v) Periodically assess the effectiveness of the committee against its terms of reference and report the results of the assessment to the Board.

4. **Administrative Matters:** The following general provisions shall have application to the Committee:

(a) The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties;

(b) Two members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. Meetings may occur via telephone or teleconference;

(c) Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its independent members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains;

(d) The Committee shall meet at least four times per year and/or as deemed appropriate by the Chair;

(e) If deemed necessary by the Chair, agendas shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings;

(f) Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chief Executive Officer by the Board Chair;

(g) The Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee;

(h) The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all respects at such meetings shall be determined by the Committee, unless otherwise determined by the by-laws of the Corporation or by resolution of the Board;

(i) Unless otherwise designated by the Board, the members of the Committee shall elect a Chairman from among the members and the Chairman shall preside at all meetings of the Committee. The Chairman of the Committee shall have a second and deciding vote in the event of a tie. In the absence of the Chairman, the members of the Committee shall appoint one of their members to act as Chairman;

(j) Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.



csi wireless.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended December 31, 2006

The following discussion and analysis is effective as of March 26, 2007 and should be read together with our audited annual consolidated financial statements and accompanying notes. Additional information related to CSI Wireless can be obtained from documents filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com, including the Company's Annual Information Form.

Overview

CSI Wireless Inc. is engaged in the design, manufacture and sale of innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company carries out these activities under the operating name "Hemisphere GPS" and has announced that it is seeking to rename the company "Hemisphere GPS Inc." at the annual meeting of its shareholders on May 9, 2007. Accordingly, references throughout this document to "CSI", "CSI Wireless", "Hemisphere GPS", "Hemisphere" or the "Company" all refer to CSI Wireless Inc. and its subsidiaries.

Hemisphere GPS has three primary product lines: Ground Agriculture products, Aerial Agriculture products and Precision products for GIS and marine markets. On January 19, 2006, the Company announced that it had completed the acquisition of the business assets of Del Norte Technologies Inc., which broadened Hemisphere's Aerial Agriculture product line and technology base.

Prior to 2006, the Company also carried out activities through its Wireless Business Unit, which included two primary product lines: Fixed Wireless Telephones and Telematics products. In early 2006, the Company announced its plans to exit the activities associated with its Wireless Business Unit. During 2006, the Company sold the Fixed Wireless Telephone product line and the Asset-Link Telematics product line. In addition, the Company announced an agreement to sell its Location Tag Telematics product line, however, that transaction has not yet closed. The activities associated with the Wireless Business Unit have been treated as discontinued operations in the financial statements for 2006 as more fully described later in this Management Discussion and Analysis ("MD&A").



The information in the Management's Discussion and Analysis (MD&A) contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations and changes in how they are interpreted and enforced; fluctuations in foreign exchange and interest rates; stock market volatility and market valuations; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions; stock market volatility and market valuations and changes in income tax laws. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive from them. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements

Economic and Market Trends

A large portion of the Company's products are utilized in agricultural markets. Conditions in the agricultural markets have generally been positive in 2006 and early 2007. The US Department of Agriculture ("USDA") reports that average prices received by US farmers in December 2006 for corn and wheat had increased by 50% and 28% respectively compared to the average prices received in January 2006. Increasing prices are believed to have been impacted by lower inventory levels and increasing global demand, in part arising from growing demand for ethanol and other grain-based biofuels. As a result of higher prices, the USDA has forecast 2007 "net farm income" to be US$66.6 billion, up 10% from 2006 and 16% higher than the 10 year average.

Agriculture markets in 2006 were impacted by dry weather conditions in certain parts of North America, Australia, Brazil, Africa and China. In addition, higher input costs, particularly relating to fuel and fertilizer, continued to impact these markets during 2006.

CSI's revenues and income have been negatively impacted by the strengthening of the Canadian dollar relative to the US dollar since 2003. The average foreign exchange rate for 2006 declined by 6% compared to the average rate for 2005. Similarly the average foreign exchange rate declined relative to the prior year by 7% in each of 2005 and 2004 and by 11% in 2003. As a result of these movements, the Company's Canadian dollar revenues, which are substantially all denominated in US dollars, were lower than they would have been had the foreign exchange rate not changed. Further, because a component of the Company's costs are denominated in Canadian dollars, the loss realized in 2006 was larger than it would have been had foreign exchange rates not changed.



Results of Operations

(000's)	Year Ended December 31 2006	2005	2004
		(audited)	
Sales	$ 45,908	$ 32,677	$ 32,003
Gross margin	18,517	13,184	16,410
	40.3%	40.3%	51.3%
Expenses			
Research & development	4,741	3,949	3,468
Selling	9,305	5,832	2,676
General & administrative	5,930	5,268	3,342
Stock-based compensation	757	769	347
Amortization	2,509	1,854	820
	23,242	17,672	10,653
Earnings (loss) before the undernoted	(4,725)	(4,488)	5,757
Redemption premium on preferred shares	-	-	168
Gain on sale of marketable securities	(1,050)	-	-
Foreign exchange loss	643	789	802
Interest income	(221)	(139)	(21)
Restructuring charges	1,043	-	-
Earnings (loss) before income tax	(5,140)	(5,138)	4,808
Current tax expense	-	-	145
Earnings (loss) from continuing operations	(5,140)	(5,138)	4,663
Loss from discontinued operations	14,747	6,900	370
Net earnings (loss)	$ (19,887)	$ (12,038)	$ 4,293
Earnings (loss) per common share from continuing operations:			
Basic	$ (0.11)	$ (0.12)	$ 0.16
Diluted	$ (0.11)	$ (0.12)	$ 0.15
Earnings (loss) per common share			
Basic	$ (0.43)	$ (0.29)	$ 0.13
Diluted	$ (0.43)	$ (0.29)	$ 0.13
Total assets	$ 65,822	$ 90,189	$ 62,807
Long-term debt	301	784	-

Year Ended December 31, 2006 versus Year Ended December 31, 2005

Discontinued Operations

In the fourth quarter of 2005, the Company commenced activities to restructure and dispose of its Telematics product line, which was a component of the Wireless Business Unit. On April 24, 2006, the Company announced it had signed a definitive agreement to sell its Fixed Wireless Telephone product line to Telular Corporation. The transaction closed on May 8, 2006. On November 26, 2006, the Company signed a definitive agreement to sell its Asset-Link Telematics product line to CHI-Agra Products Inc. The transaction closed on December 18, 2006. On July 28, 2006, the Company announced that it had signed an agreement to sell the Location Tag Telematics product line to Trace Technologies, LLC. This transaction has not closed due to circumstances impacting Trace and which are out of the control of the Company. It is uncertain as to whether this transaction will close. As a result of these activities, and in accordance with Canadian generally accepted accounting principles ("GAAP"), the Wireless Business Unit financial components have been treated as "discontinued operations" in the Company's financial statements. The primary areas impacted by this treatment are:

1. the results of operations of the Fixed Wireless Telephone and Telematics product lines are removed from revenues and expenses and reported as a separate element of income in the statement of operations;

2. the assets and liabilities of the Fixed Wireless Telephone and Telematics product lines are presented separately in the appropriate sections of the balance sheet;

3. the statement of operations and balance sheet treatment is applied retroactively for all periods presented; and

4. the assets of the Fixed Wireless Telephone and Telematics product lines are measured at the lower of their carrying amount or their fair value less the expected costs to sell.

The results of operations reported in this MD&A have been restated to reclassify the revenues and expenses into the line item "loss from discontinued operations". Analysis of the results of operations and balance sheet components reflect this restatement. Because of this restatement, the results of operations reflect the continuing operations of the Hemisphere GPS product lines. Greater detail relating to the discontinued operations is included in note 11 of the consolidated financial statements.

Del Norte Acquisition

On January 19, 2006, the Company announced that it had completed the acquisition of the business assets of Del Norte Technology, Inc. ("Del Norte"). Del Norte was a competitor in the aerial agriculture guidance market with over 20 years of experience in designing and manufacturing specialized GPS products for the aerial guidance market – primarily crop dusting or aerial spraying. Hemisphere GPS purchased the Del Norte business assets for cash of US$940 thousand. Greater detail relating to the acquisition is included in note 2 of the consolidated financial statements.

Outback Acquisition

On April 8, 2005, the Company, through its wholly-owned subsidiary Satloc LLC (subsequently re-named Hemisphere GPS LLC), completed the acquisition of certain sales, marketing and distribution assets relating to the Outback line of products from RHS, Inc. ("RHS"). Consideration, including acquisition costs of $845 thousand, totaled $26.4 million and was comprised of 4.4 million common shares and approximately $11.9 million in cash. An additional 2.1 million common shares may be issued to RHS if the Outback Business achieves certain growth and profitability targets over 2005, 2006 and 2007. If such common shares become issuable, they will be accounted for as additional goodwill on the acquisition. No additional shares are payable based on 2005 and 2006 performance. The growth and profitability targets are stated on an annual and cumulative basis such that all of the common shares remain issuable if the cumulative targets are met, despite a shortfall relative to the annual targets in any year.

As part of the acquisition, CSI acquired working capital of US$2.0 million representing inventory and current assets, net of accounts payable and other current liabilities associated with the Outback Business. In addition, CSI acquired certain tangible and intangible assets associated with the Outback Business and assumed debt of approximately $1.3 million. Greater detail relating to the acquisition is included in note 2 of the consolidated financial statements.

Continuing Operations – Hemisphere GPS

Revenues

For the year ended December 31, 2006, revenues were a record for the Company at $45.9 million, an increase of 40% from $32.7 million in 2005. As revenues are substantially all denominated in US dollars, revenue increases in US dollars have been negatively impacted by the weakening US dollar exchange rate relative to the Canadian dollar, which declined approximately 6% on average in 2006 and by 7% in both 2005 and 2004.

On April 8, 2005, the Company completed the acquisition of the Outback Business from RHS, Inc. As a result of this acquisition, prices realized by CSI for sales of the Outback product line now represent the final retail price for sales to end users. Prior to April 9, 2005, sales of Outback products were made to RHS, Inc. at distributor prices, which are significantly lower than retail prices. As a result, the revenues earned by Hemisphere GPS would have been higher in 2005 if the acquisition had closed at the beginning of 2005, rather than on April 8th.

In 2006, Hemisphere GPS sales were positively impacted by strong agricultural markets which drove stronger sales of ground agricultural guidance products. New products introduced in late 2005 and in 2006, including the Outback S2 and Baseline ground agriculture products, also contributed to increased sales. Sales of the Company's precision products line were also stronger in 2006. Strong sales of the Company's Vector heading sensor products to marine markets, and sales of differential GPS receivers, contributed to revenues from this product line.

On January 19, 2006, the Company announced that it had closed the Del Norte acquisition. Despite the incremental revenues from this transaction, revenues from the air agricultural product line were lower in 2006, than in 2005. This was a result of higher aviation fuel costs, dry weather conditions in certain of our markets and customer expectations regarding product rationalization and new product introductions.

Gross Margins

The Company reported gross margins of $18.5 million in the year, an increase of 40% relative to gross margins of $13.2 million in 2005. Gross margins, as a percentage of revenue, were 40% in 2006 and 2005.

In 2006, the Company changed the classification of dealer commissions that are paid to Outback dealers when Outback products are sold. In 2005, dealer commissions were reported as a separate line of operating expenses. For 2006, the Company revised this treatment to include the dealer commissions in cost of sales. These costs represent commissions that are paid to the network of third-party dealers – called Outback Guidance Centres – across North America. For each sale of an Outback product in North America, a commission is paid to the dealer in the relevant region. The Company is of the view that the inclusion of these variable costs in the determination of gross margin is a more meaningful accounting treatment. The comparative financial results have been restated for this change.

A significant factor impacting ground agriculture product gross margins in 2005 and 2006 arose from the accounting treatment that was required to be applied to inventory acquired in the acquisition of the Outback Business. Inventory that CSI had previously sold to RHS and was acquired in the acquisition, was recorded under GAAP accounting at the cost that was carried on RHS' books at the time of the acquisition. This included the margin that CSI had earned on the original sale of the product to RHS. Until that inventory was consumed, the margins earned on the sale of the Outback products included only the share of margins previously earned by RHS on product sales. As a result, margins on sales of Outback products during 2005 and 2006 were lower than they would have been had CSI manufactured and sold this equipment directly. The impact of this "acquisition inventory step-up cost" was an increase in cost of sales of approximately $1.3 million in 2006 and $2.9 million in 2005.

Another item impacting gross margins in 2005, 2006 and in future years is the accounting treatment associated with the Company's Outback Extended Service Plan that was introduced in the fourth quarter of 2005. This program enables customers to extend their warranty from the standard one year warranty, to three years on Outback products. Previously, the three year warranty was standard on all sales. While this revenue is collected at the time of the sale, under generally accepted accounting principles, it is recognized over the period to which the revenue relates – which is the second and third year of the warranty. Accordingly, the cash collected at the time of the sale relating to this program is set up as deferred revenue on the balance sheet and is recognized as revenue in the future periods to which it relates. Similarly, the commissions paid relating to these revenues are also set up on the balance sheet as deferred charges and will be recognized as expenses during the same period. During 2006, the Company collected Extended Service Plan revenues of approximately $2.2 million, representing about 5% of revenue, which have been set up as deferred revenue on the balance sheet. In 2007, the Company will begin to recognize the appropriate portion of deferred revenues collected.

In the third quarter, a detailed assessment of the salability of both raw materials and finished product was conducted in connection with the restructuring of Hemisphere GPS and the planning and implementation of the Company's new Enterprise Resource Planning ("ERP") system. Based upon this assessment, Management determined that an additional reserve for obsolescence was required in the amount of $280 thousand. An additional inventory provision of approximately $720 thousand was recorded related to inventory costs included in warranty pool inventory that was originally purchased in the Outback business asset acquisition in April 2005.

Expenses and Other

Operating expenses were $23.2 million in 2006, up by 31% from $17.7 million in 2005. On a percentage basis, operating expenses were 51% of revenue in 2006 versus 54% in 2005.

Research and Development Expenses

Research and development expenses in 2006 were $4.7 million compared to $3.9 million in 2005, an increase of 20%. The Company has targeted that it will spend 10% of its revenue in research and development activities to maintain and expand its technology and products. In 2006, research and development expense was at the Company's target of 10%. Many of the research and development costs incurred in Canada qualify for scientific research and experimental development income tax treatment. This includes the elective deferral of research and development expenses and the eligibility for such expenses to earn investment tax credits. Research and development costs incurred in the United States also qualify for tax credits in certain circumstances.

Selling and General and Administrative Expenses

Selling expenses were $9.3 million in 2006, up by 60% from $5.8 million in 2005. The largest part of the increase in 2006 relates to the acquisitions of the Outback Business on April 8, 2005 and the Del Norte business assets on January 19, 2006. The incremental sales and marketing costs associated with these businesses based on the timing of the acquisitions, is estimated to be approximately $2.3 million for 2006. Additional sales and marketing expense increases result from increased revenue and activity levels.

General and administrative ("G&A") expenses increased by $0.6 million or 11% from $5.3 million in 2005 to $5.9 million in 2006. Of this increase, approximately $0.5 million relates to incremental general and administrative expenses from the Del Norte and Outback acquisitions.

Amortization Expense

Amortization expense was $2.5 million in 2006, an increase of $0.6 million or 32% from $1.9 million in 2005. The majority of this increase relates to incremental amortization relating to the acquisition of the Del Norte and Outback business assets of approximately $0.4 million.

Gain on Sale of Marketable Securities

In December 2006, the Company sold 1,931,745 common shares of Telular Corporation that it had received as a component of the proceeds for the sale of the Fixed Wireless Telephone product line following the expiry of the six month hold period on the shares. Net proceeds of disposition for the sale were $7.2 million, giving rise to a gain on sale of approximately $1.0 million.

Interest and Foreign Exchange

In 2006, the Company recorded interest income of $221 thousand compared to interest income of $139 thousand in 2005. Throughout the year the Company earned interest income on its cash balance, which was offset by interest expense on capital leases and long-term debt.

The Company realized a foreign exchange loss of $643 thousand during 2006 compared to a loss of $789 thousand in 2005. This loss relates primarily to the impact of a weakening US dollar on the translation of US dollar denominated working capital into Canadian dollars.

Management implemented a foreign exchange risk management program in early 2005, to hedge the Company's US dollar working capital against exchange rate fluctuations. In late 2005, the Board of Directors of CSI approved an increase in the authorized hedging limit to US$20 million from US$7.5 million to reflect an increase in the Company's US dollar working capital.

In addition to the foreign exchange translation loss, the strengthening Canadian dollar also impacted the reported amount of revenues and expenses in each category of the Consolidated Statements of Operations and Deficit where a component of the category is denominated in US dollars.

Restructuring Costs

Restructuring costs of $1.0 million were incurred in 2006 associated with senior management changes and corporate restructuring activities related to the transition of the Company to a pureplay GPS strategy.

Income Taxes
For the year ended December 31, 2006, the Company did not record any amounts related to income taxes.

The Company's US operating subsidiaries, CSI Wireless LLC and Hemisphere GPS LLC, file as a combined entity for US federal tax purposes. As at December 31, 2006, the Company has cumulative US net operating losses of $37.4 million, additional tax deductions of $26.7 million that can be used to reduce US taxable income in future years, as well as $2.9 million of general business credits that can be used to reduce federal taxes otherwise payable in future years.

In Canada, at the end of 2006, CSI Wireless Inc. has tax deductions and loss carryforwards of $8.4 million that can be used to reduce Canadian taxable income in future years, as well as investment tax credits in the amount of $2.4 million that can be used to reduce Canadian federal taxes otherwise payable in future years.

Discontinued Operations - Wireless Business Unit

The Company recorded a loss from discontinued operations of $14.7 million for the year ended December 31, 2006 compared to a loss of $6.9 million in 2005. As previously described, these amounts represent the results of operations of the Fixed Wireless Telephone and Telematics product lines which were operated as the Company's Wireless Business Unit.

Summarized annual results for the discontinued operations are as follows:

	Year Ended December 31	
(000's)	2006	2005
Sales	$ 16,598	$ 46,525
Gross margin	2,303	6,538
Operating expenses	8,388	12,543
Loss before the following	(6,085)	(6,005)
Gain on sale of product lines	(383)	–
Severence and wind-down costs	1,071	–
Interest income	(26)	(5)
Goodwill impairment	8,000	900
Loss from discontinued operations	$ (14,747)	$ (6,900)

Revenues from discontinued operations declined from $46.5 million in 2005 to $16.6 million in 2006 due to the strategic decision of the Company to exit the Wireless product lines during 2006. Operating expenses declined for the same reason.

Included in operating expenses from discontinued operations is a bad debt provision totaling $2.5 million relating to an accounts receivable for sales of fixed wireless telephones to India during the first quarter of 2006. Further to its collection efforts relating to this account, CSI filed a lawsuit in February 2007 to collect the remainder of the accounts receivable and address additional claims against the parties involved. The Company intends to aggressively pursue the claims set out in the lawsuit. As the account has been fully written off, we do not anticipate any additional negative impact from this issue apart from the associated legal fees.

On October 21, 2006, the Company announced that Longview Advantage, Inc., a former customer of the Telematics product line filed a lawsuit against the Company claiming damages of $35 million. The Company believes that the legal claim is without merit and intends to aggressively defend its position. A Statement of Defense was filed in March 2007 together with a counter-claim against Longview to recover damages that CSI has incurred in connection with the issues outlined in the legal documents.

Fixed Wireless Telephone Product Line Divestment
On April 24, 2006, the Company announced that it had signed a definitive agreement to sell its Fixed Wireless Telephone ("FWT") product line to Telular Corporation ("Telular") of Vernon Hills, Illinois. The transaction closed on May 8, 2006. Proceeds of disposition related to the sale were as follows:

- $3.2 (US$2.9) million cash on closing, not including $178 thousand paid for working capital;
- $0.6 (US$0.5) million accounts receivable relating to an agreed inventory reserve; and
- $6.2 (US$5.6) million Telular common shares (1,931,745 shares), with a 6 month hold period.

In addition to these proceeds, the Company is eligible for up to 1,159,047 contingent Telular common shares based on the revenues earned by the buyer on GSM and TDMA fixed wireless telephone sales in specific markets during defined periods that will end no later than June 30, 2007. The first segment of the earnout was completed on December 31, 2006 and resulted in the Company earning approximately 151,000 additional common shares of Telular Corporation representing 29% of the total available under this earnout segment of 515,132 shares. These shares have been recorded as additional proceeds on the sale of the Fixed Wireless Telephone product line. The final segment of the earnout will be completed on June 30, 2007. Under this segment of the earnout, the Company has the potential to earn 643,915 common shares. Although the final details related to the related revenues are not known at this time, the Company does not expect that a significant number of shares will be earned related to this earnout segment.

Prior to the divestment of the Fixed Wireless Telephone product line, and in accordance with Canadian generally accepted accounting principles, in the first quarter of 2006 the Company evaluated the carrying value of the assets related to the discontinued operations and determined that there was an impairment in the goodwill balance related to such operations. Accordingly, during the first quarter a goodwill impairment provision was recorded of $8 million.

The Company realized a gain on sale of the Fixed Wireless Telephone product line totaling $0.8 million, including the additional common shares earned in the fourth quarter. Further detail relating to the divestment of the Fixed Wireless Telephone product line is included in note 11 of the consolidated financial statements.

Asset-Link Telematics Product Line Divestment
On November 26, 2006, the Company signed a definitive agreement to sell its Asset-Link Telematics product line to CHI-Agra Products Inc. The transaction closed on December 18, 2006. Proceeds for the sale included $12 thousand of cash and a promissory note for $104 thousand. In addition, the Company may earn up to US$250 thousand based on sales of Asset-Link products by the purchaser. The Company recorded a loss on the sale of the Asset-Link Telematics product line of $0.4 million.

Location Tag Product Line Divestment
On July 28, 2006, the Company announced that it had signed an agreement to sell the Location Tag Telematics product line to Trace Technologies, LLC. This transaction has not closed due to circumstances impacting Trace and which are out of the control of the Company. It is uncertain as to whether this transaction will close. If the deal does not close, the Company will receive a break fee of US$125 thousand.

Severance and Wind-down Costs
In connection with the sale of the Wireless Business Unit product lines, and the wind-down of the activities, the Company incurred severance and other wind-down costs of $1.1 million.

Following the sale of the Asset-Link Telematics product line, operating activities related to the discontinued operations have ceased, apart from legal costs that will be incurred in connection with the legal issues discussed.

Balance Sheet
There remain some residual assets and liabilities on the balance sheet related to the discontinued operations. Assets are comprised of accounts receivable, as well as inventory and fixed assets associated with the Location Tag product line. Liabilities relate primarily to accrued costs associated with winding down the business and estimated warranty liabilities.

Earnings

In 2006, the Company incurred a loss from continuing operations of $5.1 million or $0.11 per share (basic and diluted), compared to a loss of $5.1 million or $0.12 per share (basic and diluted) in 2005.

The Company realized a net loss of $19.9 million or $0.43 per common share (basic and diluted) in 2006, compared to a loss of $12.0 million or $0.29 per share (basic and diluted) in 2005.

Summary of Quarterly Results

	Quarter Ended							
(000's)	Mar 31 2005	Jun 30 2005	Sep 30 2005	Dec 31 2005	Mar 31 2006	Jun 30 2006	Sep 30 2006	Dec 31 2006
Sales	$ 9,773	$11,642	$ 5,637	$ 5,625	$15,514	$16,907	$ 5,617	$ 7,870
Gross margin	5,116	4,020	2,106	1,943	6,202	8,379	1,055	2,881
	52%	35%	37%	35%	40%	50%	19%	37%
Expenses								
Research and development	933	933	1,094	990	1,170	1,227	1,134	1,209
Sales and marketing	661	1,727	1,626	1,818	2,819	2,342	1,772	2,372
General and administrative	1,049	1,295	1,537	1,387	1,330	1,532	1,347	1,721
Stock-based compensation	145	170	244	211	143	186	215	213
Amortization	197	499	565	592	587	619	638	666
	2,985	4,624	5,066	4,998	6,049	5,906	5,106	6,181
Earnings (loss) before undernoted items	2,131	(604)	(2,960)	(3,055)	153	2,473	(4,051)	(3,300)
Restructuring costs	-	-	-	-	-	1,043	-	-
Gain on sale of marketable securities	-	-	-	-	-	-	-	(1,050)
Foreign exchange (gain) loss	(33)	(56)	733	145	67	762	(133)	(53)
Interest income	(42)	(16)	(43)	(38)	(16)	(94)	(84)	(27)
Earnings (loss) before income tax	2,206	(532)	(3,650)	(3,162)	102	762	(3,834)	(2,170)
Current income tax	45	(45)	-	-	-	-	-	-
Earnings (loss) from continuing operations	2,161	(487)	(3,650)	(3,162)	102	762	(3,834)	(2,170)
Loss from discontinued operations	(844)	(615)	(2,138)	(3,302)	(9,257)	(2,929)	(1,978)	(582)
Net earnings (loss)	$ 1,317	$ (1,102)	$ (5,788)	$ (6,464)	$ (9,155)	$ (2,167)	$ (5,812)	$ (2,752)
Earnings (loss) per common share from continuing operations*:								
Basic and diluted	$ 0.06	$ (0.01)	$ (0.08)	$ (0.07)	$ 0.00	$ 0.02	$ (0.08)	$ (0.05)
Net earnings (loss) per common share*:								
Basic and diluted	$ 0.04	$ (0.03)	$ (0.13)	$ (0.15)	$ (0.20)	$ (0.05)	$ (0.13)	$ (0.06)

** Calculated using quarterly weighted average number of shares outstanding.*

Quarterly revenues have varied during the past eight quarters due to the following factors:

1. A large component of Hemisphere GPS revenues are derived from the North American agricultural markets and have historically been impacted by the seasonality of the agricultural buying season with the first half of the year being the strongest and the second half being the weakest. The acquisition of the Outback Business in April 2005 has increased this seasonality as revenues are now based on end customer sales whereas prior to this acquisition, CSI's customer, RHS, Inc., purchased on a level-loaded basis during the last half of the year to support heavy sales in the first half of the following year. Management is undertaking initiatives to attempt to mitigate the seasonality of the business, including increasing sales efforts in the Southern Hemisphere which is generally counter-seasonal to the Northern hemisphere agricultural seasons.

2. The acquisition of the Outback Business in April 2005 resulted in variability in the Company's revenues as the revenues, which were previously sold to RHS, Inc. at distributor prices are now generally sold to end customers at retail prices, which are substantially higher than distributor prices.

3. The Outback business assets were acquired in April 2005 and the Del Norte business assets were acquired in January 2006. These acquisitions impacted revenues and expenses after the date of their closing.

Quarter Ended December 31, 2006 versus Quarter Ended December 31, 2005

Continuing Operations – Hemisphere GPS

Revenues

Fourth quarter revenues of $7.9 million were an increase of 41% from revenues of $5.6 million in the fourth quarter of 2005. The Company is well positioned to benefit from the positive conditions impacting the agricultural markets and saw strong revenue growth in fourth quarter sales of ground agricultural products. In addition, the Company saw growth from its precision products line focused on the marine and GIS markets. Revenues from the Company's air products were negatively impacted by higher aviation fuel costs and by dry weather conditions in certain of our markets.

Gross Margins

Gross margins in the fourth quarter of 2006 were 37% or $2.9 million compared to 35% and $1.9 million in the fourth quarter of 2005. The seasonality of the Company's revenues have impacted the Company's gross margins in the last half of the year as fixed manufacturing overhead expenses are allocated over a lower revenue base. In addition, the product mix during the last half of the year impacts margins as the higher margin ground agriculture products make up a smaller relative portion of total revenues.

In December, the Company transitioned to a new ERP system which will support a higher level of activity-based costing in Hemisphere's manufacturing activities. As a result, the Company expects that there will be a greater absorption of manufacturing overheads into product costs and therefore, the Company anticipates that the seasonality will have a smaller impact on gross margins in the last half of 2007 and future years than it has had in the past.

Expenses and Other

Operating expenses of $6.2 million in the fourth quarter were up 24% relative to $5.0 million in the fourth quarter of 2005. Increases in sales and marketing expenses and general and administrative expenses were the primary drivers of this increase.

Sales and marketing expenses increased in the fourth quarter related to increased promotional activity associated with the re-focusing of the Company on the GPS business, including higher advertising and tradeshow expenses in advance of the 2007 agricultural buying season. In addition, cost increases arose due to the higher fourth quarter revenue level and from the acquisition of the Del Norte aerial agriculture business assets which closed in the first quarter of 2006.

In the fourth quarter, general and administrative expenses increased by 24% relative to 2005. This increase is a result of the Del Norte acquisition in the first quarter, increased legal fees, increased audit fees and other increased costs associated with activity levels. In addition, G&A has been higher due to the support activities related to exiting the Wireless businesses, but which are not allocable to the discontinued operations.

Gain on Sale of Marketable Securities
In December 2006, the Company sold 1,931,745 common shares of Telular Corporation that it had received as a component of the proceeds for the sale of the Fixed Wireless Telephone product line. Net proceeds of disposition for the sale were $7.2 million, giving rise to a gain on sale of approximately $1.0 million.

Interest and Foreign Exchange
Interest income earned in the fourth quarter of 2006 was $27 thousand compared to $38 thousand in the same quarter of 2005. The Company earned interest income on its cash balance, which was offset by interest expense on capital leases and long-term debt.

The Company realized a foreign exchange gain in the fourth quarter of $53 thousand, compared to a foreign exchange loss in the fourth quarter of 2005 of $145 thousand.

Discontinued Operations – Wireless Business Unit
Revenues of $0.2 million were down from $15.5 million due to the divestment of the Fixed Wireless Telephone and Asset-Link Telematics product lines during 2006.

The Company recorded an incremental gain on the sale of the Fixed Wireless Telephone product line in the fourth quarter of $0.6 million from additional earnout shares received from Telular Corporation and discussed earlier in this MD&A. The Company recorded a loss in the fourth quarter of $0.4 million related to the sale of the Asset-Link Telematics product line during the quarter.

The Company recorded a loss from discontinued operations of $0.6 million for the quarter ended December 31, 2006 compared to a loss of $3.3 million in the same quarter of 2005. The reduction in the amount of the loss relates primarily to the divestment of the related product lines during 2006.

Earnings
In the fourth quarter of 2006, the Company incurred a loss from continuing operations of $2.2 million, or $0.05 per share (basic and diluted), compared to a fourth quarter 2005 loss of $3.2 million or $0.07 per share (basic and diluted).

The Company incurred a loss of $2.8 million, or $0.06 per share (basic and diluted) in the fourth quarter of 2006, compared to a fourth quarter 2005 loss of $6.5 million or $0.15 per share (basic and diluted).

Liquidity and Capital Resources

Working Capital
CSI held cash at December 31, 2006 of $11.2 million compared to $12.6 million at the end of 2005.

CSI has a bank operating line of credit with a maximum limit of $7,000,000. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The utilization of this line of credit draws interest at prime plus 0.5%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness. There were no balances drawn against this line of credit at the end of 2006 or 2005.

Accounts receivable at December 31, 2006 was $5.0 million, versus $3.4 million at December 31, 2005. In North America, the Company's Outback product line is generally sold directly to end customers and these sales typically take place with credit card or by prepayment. Therefore, the accounts receivable primarily represent sales of non-Outback product lines, or sales of Outback products outside of North America. The balance has increased at the end of 2006 as a result of increased revenues.

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels increased from $11.0 million at December 31, 2005 to $11.5 million at the end of December 2006. The increase in inventory relates to increased revenue levels. During the last half of 2006, the Company built inventory to a level necessary to support expected demand in the strongest selling season which takes place in the first half of the year.

The Company is focused on optimizing its inventory levels. In December 2006, CSI implemented the second phase of a new ERP system, including the manufacturing planning component. Through this system, the Company expects to achieve improvements in manufacturing and procurement processes that will enable it to reduce relative inventory levels over time. In addition, the Company has out-sourced the manufacturing of certain higher-volume elements of our products, which should result in cost savings and capacity increases beginning in the second quarter of 2007.

Foreign Exchange Hedging Program
The Company has a foreign currency risk management program in place to mitigate the impact of foreign exchange fluctuations on its US dollar denominated working capital. The Board of Directors has approved the execution of financial instruments with a maximum notional value of US$20 million which have the objective of offsetting the exposure the Company faces by carrying positive US dollar working capital. To date, the Company has entered financial instruments which are settled for cash on the last business day of each quarter using the Bank of Canada noon day rate as the reference foreign exchange rate. At the end of each quarter in 2006, no financial instruments remained outstanding.

Property and Equipment
During 2006, excluding assets acquired in connection with the acquisition of the Del Norte business assets, the Company invested $4.1 million in property and equipment. The most significant capital addition in 2006 was $2.8 million associated with the renovation and equipping of a sales, distribution and repair facility in Hiawatha, Kansas. In addition, capital additions included information technology-related capital, research equipment and production equipment.

In connection with the acquisition of the Del Norte business assets, tangible capital assets were acquired totaling $0.1 million and intangible capital assets were acquired totaling $0.3 million. Tangible assets included office equipment, computer equipment and computer software. Intangible assets included tradenames, marketing and distribution assets, and technology.

Goodwill
Goodwill of $0.6 million was recorded arising from the Del Norte business assets acquisition.

Share Capital
At March 26, 2007, there were 46,145,069 common shares outstanding.

During 2006, 269,167 stock options were exercised for cash proceeds of $430 thousand.

Cash Flow
Continuing operations used $0.3 million of cash in operations in 2006, after consideration of the net change in non-cash operating working capital. Net proceeds received from the sale of the Telular Corporation shares in December 2006 were $7.2 million. $1.0 million of cash was used for the acquisition of the Del Norte business assets, $4.1 million of cash was used to acquire capital assets and $0.8 million was used for principal repayments on long-term debt and capital leases. Discontinued operations utilized cash of $3.0 million.

Contractual Obligations

Effective December 31, 2006 (000's)	Total	Payments Due by Period Less than 1-year	1 to 3 years	4 to 5 years	After 5 years
Long-term debt	$ 301	$ 301	$ –	$ –	$ –
Capital lease obligations	393	291	102	–	–
Operating leases	3,092	971	1,248	873	–
Total contractual obligations	$ 3,786	$ 1,563	$ 1,350	$ 873	$ –

Related Party Transactions
In connection with the acquisition of the Outback Business, the Company had transactions during 2006 with the seller, RHS, which is a company wholly-owned by a director and former member of CSI's senior management team. The details, including the business purpose of the transactions, the recorded amounts and the measurement basis used is provided in note 14 of the consolidated financial statements.

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates are based on Management's historical experience and various other assumptions that are believed by Management to be reasonable under the circumstances. Such assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

1. The Company maintains an allowance for doubtful accounts for estimated losses that may occur if customers are unable to pay trade balances owing to CSI. This allowance is determined based on a review of specific customers, historical experience and economic circumstances.

2. Inventories are carried at the lower of cost and market value. Provisions for excess or obsolete inventory are recorded based on our assessment of the estimated market value of component, work in process, and finished goods inventory.

3. The Company performs the required test for goodwill impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In performing the required test, Management estimates the future cash-flows of each of its reporting units.

4. The Company evaluates its future tax assets and records a valuation allowance where the recovery of future tax does not meet the required level of certainty. At December 31, 2006, valuation allowances are provided for the full amount of future tax assets.

5. The Company accrues reserves for product warranty expenses for the repair or replacement of defective products sold. The warranty reserve is based on an assessment of the historical experience of the Company. If the Company suffers a decrease in the quality in its products, an increase in warranty reserve may be required.

Accounting Policies

In November 2005, the Company implemented an extended service plan under which Outback product customers can extend the warranty on their product from the standard one year warranty to three years. Revenues from the sale of the Outback extended service plan is recorded as deferred revenue at the time that payment is received and are recognized on a pro-rata basis over the extended service period. Commissions paid on extended service program revenues are recorded as deferred charges at the time they are paid, and are expensed on a pro-rata basis over the extended service period.

Business and Market Risks

The nature of the Company's business gives rise to certain risks that may impact future financial results. In addition to risks described elsewhere in this report, the Company identifies the following risks to currently be the most significant:

1. *Financial Results*

   The Company incurred significant losses during the years ended December 31, 2005 and 2006. While 2004 was a profitable year, CSI incurred losses in each of the three years prior to 2004. If the Company fails to execute on its business plan, it is possible that losses will occur in any of the four quarters of 2007, and that a loss could be realized in 2007. Future revenues, gross margins and expenses are subject to many factors beyond the Company's control. Examples include:

   - the liquidity and business plan execution of customers;
   - general industry conditions;
   - the rate of acceptance of the Company's products;
   - new technologies in the marketplace;
   - the development and timing of the introduction of new products;

• price and product competition from competitors;
• the product mix of the Company's sales;
• possible delays in manufacturing or shipment of the Company's products;
• possible delays or shortages in component supplies; and
• other risk factors described in this MD&A.

2. *Foreign Currency Valuations*
Sales of CSI's products are primarily transacted in US dollars. As revenues are reported by the Company in Canadian dollars, the Company is exposed to risk associated with US and Canadian dollar currency fluctuations. These risks are mitigated to some extent by purchasing inventory, other costs and many services in US dollars. However, a strengthening in the Canadian dollar relative to the US dollar results in lower revenues and earnings for the Company. As the Company expands with increased global sales, it is expected that it may be necessary to transact sales in foreign currencies other than US dollars, thus exposing the Company to additional foreign currency risk.

In 2006 the Company entered into derivative financial instruments to manage its foreign currency exposure in connection with the implementation of a foreign exchange risk management program. Although this program has been implemented, there is no guarantee the Company will not experience foreign exchange gains and losses in future periods.

3. *General Economic and Financial Market Conditions*
In 2006, the Company faced negative conditions in certain economic, financial and product markets. Negative changes in market and business environments, or adverse geopolitical events, could have a negative impact on the Company's 2007 performance. The Company's agricultural product sales were affected to some extent by drought conditions in 2006 and in prior years. This negatively impacted sales of agriculture guidance products. Should negative weather conditions arise in 2007, the Company could be faced with lower-than-expected revenues in the impacted market areas.

4. *Dependence on Key Personnel and Consultants*
The Company's success is largely dependent upon the performance of personnel and key consultants. The unexpected loss or departure of any of the key officers, employees or consultants could be detrimental to the future operations. The success of the Company will depend, in part, upon the ability to attract and retain qualified personnel, as they are needed. The competition for highly skilled technical, research and development, management, and other employees is high in the GPS industry. There can be no assurance that we will be able to engage the services of such personnel or retain our current personnel.

5. *Competition*
The Company is competing in a highly competitive industry that is constantly evolving and changing. The Corporation expects this competition to increase as new competitors enter the market. Many of our competitors have greater financial, technical, sales, production and marketing resources. We compete with companies that also have established customer bases and greater name recognition. This may allow competitors to respond more quickly to the GPS market and better implement technological developments. There is no assurance that the Company will be able to compete on the same scale as these companies. Such competition may result in reduced sales, reduced margins or increased operating expenses.

6. *Third Party Dependence*
Many of the Company's products rely on signals from satellites that it does not own or operate. Such satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the Global Positioning System ("GPS") and/or the growth of current and additional market opportunities, which would adversely affect our results of operations. In addition, there is no assurance that the US government will remain committed to the operation and maintenance of GPS satellites over a long period of time; or that the policies of the US government for the commercial use of GPS without charge will remain unchanged.

7. *Dependence on New Products*

The Company must continue to make significant investments in research and development to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development-stage products will be successfully completed or, if developed, will achieve significant customer acceptance. If the Company is unable to successfully define, develop and introduce competitive new products, and enhance existing products, future results would be adversely affected.

8. *Intellectual Property*

The industry in which the Company operates has many participants that own, or claim to own, proprietary intellectual property. The Company has received, and may receive, claims from third parties claiming that the Company has infringed on their intellectual property rights. Determination of the rights to intellectual property is very complex, and litigation may be required to establish if the Company has violated the intellectual property rights of others. As a result of such claims, the Company could be subject to losses arising from product injunctions, awards for damages and third party litigation costs, requirements to license intellectual property, legal expenses, diversion of Managements' time and attention, and other costs.

9. *Government Regulation*

Our products are subject to government regulation in the United States, Canada and other regions in which we operate. Although we believe that we have obtained the necessary approvals for the products that we currently sell, we may not be able to obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future.

10. *Availability of Key Supplies*

The Company is reliant upon certain key suppliers for raw materials and components, and no assurances can be given that we will not experience delays or other difficulties in obtaining supplies, as a result of trade disputes or other matters. While no single vendor currently supplies more than 10% of the raw materials used by the Company, the raw materials used in certain operations are available only through a limited number of vendors. Although we believe there are alternative suppliers for most of our key requirements, if our current suppliers are unable to provide the necessary raw materials or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on our results of operations and its financial condition.

11. *Credit Risk*

The Company has undergone significant sales growth resulting in a significant growth in its customer base. As a result, the Company has an increasing exposure to credit risk related to trade balances owing from customers. In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of new customers to establish credit limits. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its customers, historical trends and economic circumstances. Losses could be realized by the Company if customers default on their balances owing.

12. *Technology Risk*

The Company's success in the GPS markets may depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. The Company's products embody complex technology that may not meet those standards, changes and preferences. We may be unable to successfully address these developments on a timely basis or at all. Failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause the Company to be unable to recover significant research and development expenses and could reduce our revenue.

13. *Future Acquisitions*

The Company may seek to expand our business through the acquisition of compatible products or businesses. There can be no assurance that suitable acquisition candidates can be identified and acquired on favourable terms, or that the acquired operations can be profitably operated or integrated into CSI. In addition, any internally generated growth experienced by CSI could place significant demands on our Management, thereby restricting or limiting our available time and opportunity to identify and evaluate potential acquisitions. To the extent Management is successful in identifying suitable companies or products for acquisition, we may deem it necessary or advisable to finance such acquisitions through the issuance of Common Shares, securities convertible into Common Shares, debt financing, or a combination thereof. In such cases, the issuance of Common Shares, Preferred Shares or convertible securities could result in dilution to the holders of Common Shares at the time of such issuance or conversion. The issuance of debt to finance acquisitions may result in, among other things, the encumbrance of certain of our assets, impeding our ability to obtain bank financing, decreasing our liquidity, and adversely affecting our ability to declare and pay dividends to our shareholders.

14. *Proprietary Protection*

The Company's success will depend, in part, on its ability to obtain patents, maintain trade secrets and unpatented know-how protection, and to operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. CSI relies on a combination of contract, copyright, patent, trademark and trade secret laws, confidentiality procedures and other measures to protect its proprietary information. There can be no assurance that the steps taken will prevent misappropriation of its proprietary rights. The Company's competitors also could independently develop technology similar to its technology. Although the Company does not believe that its products or services infringe on the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company, or that any such assertions or prosecutions will not materially adversely affect its business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, CSI could incur significant costs and diversion of resources with respect to the defence thereof, which could have a material adverse effect on its business.

15. *Conflicts of Interest*

Certain directors of CSI are engaged and will continue to be engaged in the design, manufacture and marketing of GPS products, and situations may arise where the directors may be in direct competition with CSI. Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the Alberta Business Corporations Act which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with CSI to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

16. *Product Liability*

The sale and use of the Company's products entail risk of product liability. Although we have product liability insurance, there is no assurance that such insurance will be sufficient or will continue to be available on reasonable terms.

17. *New and Emerging Markets*

Many of the markets for the Company's products are new and emerging. Its success will be significantly affected by the outcome of the development of these new markets.

18. *Physical Facilities*

The Company has facilities at several different locations, as well as component inventory, finished goods and capital assets at third-party manufacturing facilities. Tangible property at each location is subject to risk of fire, earthquake, flood, and other natural acts of God. In the event of such acts, there could be delays in production and shipments of product due to both the loss of inventory and/or capacity to produce.

19. *Legal Risks*

In common with other companies, CSI is subject to legal risks related to operations, contracts, relationships and otherwise under which we may be served with legal claims. Whether or not the claims are legally valid, such claims may result in legal fees, damages, settlement costs and other costs as well as significant time and distraction of Management and employees.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's Management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2006, that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company, including its subsidiaries, is made known to them by others within the Company. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

In the fourth quarter of 2006, the Company implemented the second phase of a new ERP system, including the manufacturing resources planning ("MRP") component of the system. The implementation of this phase included revisions to many Company processes related primarily to purchasing, inventory control and manufacturing activities. As a result of the broad impact of this system implementation, the Company believes that these changes have materially affected the Company's internal controls over financial reporting.

We have assessed the design of our internal controls over financial reporting and during this process, we identified certain weaknesses in internal controls over financial reporting which are set out below. The weaknesses in the Company's internal controls over financial reporting discussed below result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of material misstatement, as described more fully below, however, there can be no assurance that the risk can be reduced to less than a remote likelihood of a material misstatement.

Limited Number of Staff - Common with many small companies, internal control deficiencies have been identified within the Company's accounting and finance department as a result of a limited number of staff. Two deficiencies were identified:

1. the Company does not have the personnel with all the technical knowledge to identify and address the complex and non-routine transactions that may arise; and

2. certain duties were not properly segregated due to the limited number of staff.

Management has implemented processes to mitigate the risks arising from these weaknesses. Material, complex and non-routine transactions are overseen by members of the senior management team and third-party expert advisors are consulted as needed in connection with the accounting and other implications. Detailed working papers are prepared and regularly reviewed by accounting management. Management reporting is prepared and regularly reviewed by the senior management team. On a quarterly basis, consolidated financial statements are reviewed by the Chief Executive Officer, Chief Financial Officer and the Audit Committee of the Board of Directors. In addition, the quarterly financial statements are reviewed by the Company's external auditor.

Management plans to implement further procedures during 2007 to address or mitigate the risks associated with the weaknesses identified. The Company plans to transfer certain responsibilities from staff with incompatible functions to staff who do not have incompatible functions. As the Company realizes future growth, it plans to expand the technical competence of the individuals involved in the accounting and finance department.



File No.
82-34943

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of CSI Wireless Inc. is responsible for the preparation and the presentation of the consolidated financial statements and related information published in this annual report. These statements were prepared in accordance with generally accepted accounting principles in Canada.

The preparation of the financial information necessarily requires the use of some estimates and judgements, such as selection and application of accounting principles appropriate to the circumstances and with due consideration to materiality. Where appropriate, management seeks and receives guidance in these matters from external legal, accounting and other advisors.

To ensure the reliability of the financial statements, management relies on the Company's system of internal controls. The accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

Management continuously monitors and adjusts the Company's internal controls and management information systems to accommodate a changing environment while ensuring financial integrity.

Management also recognizes its responsibility for ensuring that the Company, at all times, conducts its affairs in an ethical manner, conforming to all applicable laws and regulations, and in accordance with the highest standards of personal and corporate conduct.

Cameron Olson
Chief Financial Officer
March 2, 2007

Steven Koles
President & Chief Executive Officer
March 2, 2007

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of CSI Wireless Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 2, 2007

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash	$ 11,160,405	$ 12,595,354
Accounts receivable	4,995,204	3,400,719
Deferred commissions	111,619	-
Inventories	11,479,139	11,030,410
Prepaid expenses and deposits	550,530	550,621
Current assets of discontinued operations (note 11)	1,360,735	11,045,664
	29,657,632	38,622,768
Deferred commissions	246,414	24,472
Property and equipment (note 3)	8,507,990	6,189,739
Intangible assets (note 4)	4,332,591	4,727,733
Goodwill	22,961,432	22,394,799
Assets of discontinued operations (note 11)	116,380	18,229,059
	$ 65,822,439	$ 90,188,570
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 5,785,501	$ 2,999,227
Deferred revenue	773,527	-
Current portion of long-term debt (note 5)	300,517	483,134
Current portion of capital leases (note 6)	291,057	284,922
Current liabilities of discontinued operations (note 11)	974,505	10,969,890
	8,125,107	14,737,173
Deferred revenue	1,672,116	222,413
Long-term debt (note 5)	-	300,672
Capital lease obligations (note 6)	101,714	408,411
Shareholders' equity:		
Share capital (note 7)	104,013,743	103,463,383
Contributed surplus (note 8)	2,776,468	2,036,664
Deficit	(50,866,709)	(30,980,146)
	55,923,502	74,519,901
Commitments (note 13)		
Contingencies (note 15)		
	$ 65,822,439	$ 90,188,570

See accompanying notes to consolidated financial statements.

Approved by the Board:



Paul Cataford
Director



Paul Camwell
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31, 2006 and 2005

	2006	2005
Sales	$ 45,908,060	$ 32,676,705
Cost of sales	27,390,609	19,492,114
	18,517,451	13,184,591
Expenses:		
Research and development	4,741,323	3,949,497
Sales and marketing	9,305,319	5,831,777
General and administrative	5,929,584	5,268,163
Stock-based compensation	757,142	768,871
Amortization	2,509,013	1,854,036
	23,242,381	17,672,344
Loss before undernoted items	(4,724,930)	(4,487,753)
Gain on sale of marketable securities	(1,049,976)	–
Foreign exchange loss	642,856	789,147
Interest income	(220,984)	(139,272)
Restructuring costs	1,043,000	-
Loss from continuing operations	(5,139,826)	(5,137,628)
Loss from discontinued operations (note11)	(14,746,737)	(6,899,860)
Net loss	(19,886,563)	(12,037,488)
Deficit, beginning of year	(30,980,146)	(18,942,658)
Deficit, end of year	$ (50,866,709)	$ (30,980,146)
Loss per common share from continuing operations:		
Basic and diluted	$ (0.11)	$ (0.12)
Net loss per common share:		
Basic and diluted	$ (0.43)	$ (0.29)
Weighted average shares outstanding:		
Basic and diluted	46,023,887	41,510,451

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from (used in) operating activities:		
Loss from continuing operations	$ (5,139,826)	$ (5,137,628)
Items not involving cash:		
Amortization	2,509,013	1,854,036
Stock-based compensation	757,142	768,871
Unrealized foreign exchange gain	25,116	(142,459)
Gain on sale of marketable securities	(1,049,976)	-
Cash used in continuing operations	(2,898,531)	(2,657,180)
Change in non-cash operating working capital:		
Accounts receivable	(1,582,795)	(750,555)
Inventories	(321,448)	4,588,763
Prepaid expenses and deposits	91	(17,502)
Deferred commissions	(333,561)	(24,472)
Accounts payable and accrued liabilities	2,657,714	(1,079,170)
Deferred revenue	2,223,230	222,413
	(255,300)	282,297
Cash used in discontinued operations (note 11)	(5,263,760)	(2,690,846)
	(5,519,060)	(2,408,549)
Cash flows from (used in) financing activities:		
Long-term debt	(508,406)	(407,624)
Capital leases	(300,562)	(210,434)
Issue of share capital, net of share issue costs	414,051	22,318,459
Cash used in discontinued operations (note 11)	(346,812)	(1,513,344)
	(741,729)	20,187,057
Cash flows from (used in) investing activities:		
Purchase of property and equipment	(4,059,272)	(1,447,738)
Proceeds from the sale of marketable securities	7,209,670	-
Business acquisition, net	(959,303)	-
Repayment of note payable and transaction costs (note 2(b))	-	(12,754,510)
Cash from (used in) discontinued operations (note 11)	2,634,745	(1,234,346)
	4,825,840	(15,436,594)
Increase (decrease) in cash position	(1,434,949)	2,341,914
Cash, beginning of year	12,595,354	10,253,440
Cash, end of year	$ 11,160,405	$ 12,595,354
Supplemental disclosure:		
Interest paid	$ 88,143	$ 141,766
Interest received	$ 343,756	$ 266,652

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

CSI Wireless Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The Company is actively involved in the design, manufacture and marketing of precision Global Positioning System ("GPS") products and technologies.

1. Significant accounting policies:

(a) Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned.

(b) Revenue recognition:

The Company generates revenue from the sale of equipment and from extended service programs.

Revenues from the sale of equipment are recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured. Accruals for warranty costs, sales returns and other allowances at the time of shipment are based upon contract terms and anticipated claims.

Revenues from the sale of extended service programs are recorded as deferred revenue at the time that payment is received and are recognized on a pro-rata basis over the extended service period. Commissions paid on extended service program revenues are recorded as deferred charges at the time they are paid and are expensed on a pro-rata basis over the extended service period.

(c) Inventories:

Inventories are valued at the lower of cost and market. Cost is determined on an average-cost basis and market is determined at net realizable value for finished goods and work in process and replacement cost for component parts.

(d) Property and equipment:

Property and equipment is recorded at cost. Amortization is provided at the following annual rates:

Assets	Method	Rate
Computer equipment and software	declining balance	30%
Office and production equipment	declining balance	20% – 30%
Licenses and other assets	straight-line	2 – 10 years
Leasehold improvements	straight-line	10 – 20 years

Amortization is charged from the date of acquisition of an asset.

(e) Research and development costs:

Ongoing research and development costs, net of related government incentives and grants, are charged to earnings in the current period. No government incentives or grants relating to research and development activities were received in the year.

(f) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting units that are expected to benefit from the business combination.

1. **Significant accounting policies (continued):**

(f) Goodwill (continued):

Goodwill is not amortized, but is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. As a result of the current year's assessment no impairment loss has been recognized on the goodwill recorded in continuing operations.

(g) Intangible assets:

Intangible assets are carried at cost, with the carrying value of these assets being assessed whenever an event or changes in circumstances indicate that their carrying amount may not be recoverable.

Amortization is provided at the following annual rates:

Assets	Method	Rate
Trademarks and brands	straight-line	20 years
Marketing and distribution assets	straight-line	5 years
Technology	straight-line	5 years

(h) Per share amounts:

The calculation of basic loss per common share is based on the weighted average number of common shares outstanding. Diluted earnings per share is calculated using the treasury stock method.

(i) Foreign currency translation:

Foreign currency balances of the Company's foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.
- non-monetary assets, liabilities and related depreciation expense are translated at historical rates.
- sales and expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

(j) Stock-based compensation plan:

The Company applies the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculates the fair value of stock option grants or direct awards of stock and records that fair value as compensation expense over the vesting period of those grants and awards, and an equal amount is recorded in contributed surplus. Upon exercise of stock options, the amount of compensation expense previously recorded in contributed surplus is moved to share capital.

(k) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences – the difference between the carrying amount of an asset and liability in the consolidated balance sheet and its tax basis. Future income tax assets and future income tax liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to settle. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

To the extent that future income tax assets are not considered more likely than not to be realized, a valuation allowance is provided.

(l) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Business acquisitions:

(a) Del Norte Technology Inc.:

On January 19, 2006, the Company, through its wholly-owned subsidiary Hemisphere GPS LLC, completed the acquisition of the business assets of Del Norte Technology, Inc. The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Cash	$	157,659
Current assets		148,379
Property and equipment		95,146
Intangible assets		277,704
Goodwill		566,634
Current liabilities		(128,560)
	$	1,116,962

Consideration paid consisted of:		
Cash	$	1,087,674
Transaction costs		29,288
	$	1,116,962

2. Business acquisitions (continued):

(b) Outback Business:

On April 8, 2005, the Company, through its wholly-owned subsidiary Hemisphere GPS LLC (previously named Satloc LLC), completed the acquisition of certain sales, marketing and distribution assets relating to the Outback® line of products (the "Outback Business") from RHS, Inc. ("RHS"). The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Current assets	$ 9,728,864
Property and equipment	1,962,990
Intangible assets	5,216,796
Goodwill	18,003,957
Current liabilities	(7,134,735)
Long-term debt	(1,333,889)
	$ 26,443,983

Consideration paid consisted of:

Note payable	$ 11,909,061
Common shares issued	13,689,473
Transaction costs	845,449
	$ 26,443,983

The note payable was settled on April 20, 2005.

The 4,400,000 common shares issued are held in escrow with 1,000,000 released on the first anniversary of the closing date, 1,000,000 to be released on the second anniversary of the closing date and 1,950,000 to be released on the third anniversary of the closing date. The remaining 450,000 shares are subject to holdback against certain claims that may arise for which the Company has been indemnified, and will remain in escrow until the earlier of the settlement of the associated claims or ten years after closing of the acquisition.

Under Performance Warrants issued to RHS, an additional 2,100,000 common shares may be issued to RHS. The Performance Warrants entitle the holder to acquire, for no additional consideration, 2,100,000 common shares of the Company if the Outback Business achieves defined growth and profitability targets in fiscal 2005, 2006 and 2007. If the common shares attributable to these Performance Warrants become issuable, they will be accounted for as additional goodwill on the acquisition. No amounts have been recorded in these financial statements related to the Performance Warrants as the required growth and profitability targets for 2006 and 2005 were not met. The growth and profitability targets are stated on an annual and cumulative basis such that all of the common shares remain issuable if the cumulative targets are met, despite a shortfall relative to the annual targets in any year.

3. Property and equipment:

December 31, 2006	Cost	Accumulated amortization	Net book value
Leasehold improvements	$ 3,275,241	$ 277,020	$ 2,998,221
Computer equipment and software	5,336,023	2,656,675	2,679,348
Office and production equipment	5,649,069	3,115,098	2,533,971
Licenses and other assets	514,899	218,449	296,450
	$ 14,775,232	$ 6,267,242	$ 8,507,990

December 31, 2005	Cost	Accumulated amortization	Net book value
Leasehold improvements	$ 474,878	$ 145,347	$ 329,531
Computer equipment and software	4,544,616	1,824,227	2,720,389
Office and production equipment	5,351,377	2,555,128	2,796,249
Licenses and other assets	920,145	576,575	343,570
	$ 11,291,016	$ 5,101,277	$ 6,189,739

Included in property and equipment is equipment under capital lease with a cost of $1,436,589 (2005 - $1,516,583), accumulated amortization of $921,219 (2005 - $693,599) and a net book value of $515,370 (2005 - $822,984).

4. Intangible assets:

December 31, 2006	Cost	Accumulated amortization	Net book value
Trademarks and brands	$ 2,484,224	$ 212,444	$ 2,271,780
Marketing and distribution assets	2,395,044	812,032	1,583,012
Technology	703,420	225,621	477,799
	$ 5,582,688	$ 1,250,097	$ 4,332,591

December 31, 2005	Cost	Accumulated amortization	Net book value
Trademarks and brands	$ 2,387,970	$ 85,223	$ 2,302,747
Marketing and distribution assets	2,253,264	321,676	1,931,588
Technology	575,562	82,164	493,398
	$ 5,216,796	$ 489,063	$ 4,727,733

5. Long-term debt:

	2006	2005
Term debt, with a principal of US$257,888, repayable in monthly installments of US$37,465 with interest calculated at 6.75%, maturing August 2007 and secured by specific computer equipment and software	$ 300,517	$ 783,806
Less: current portion	300,517	483,134
	$ –	$ 300,672

6. Capital lease obligations:

Estimated lease payments are as follows:

		2006		2005
2006	$	–	$	319,625
2007		307,029		308,016
2008		103,651		120,924
Total future minimum capital lease payments		410,680		748,565
Less: interest portion		17,909		55,232
Net minimum lease payments		392,771		693,333
Less: current portion		291,057		284,922
	$	101,714	$	408,411

7. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of Shares		Amount
Balance, December 31, 2004	33,441,152	$	67,273,700
Issued on exercise of stock options	1,070,579		2,385,601
Issued on private placement	4,000,000		15,000,000
Exercise of share purchase warrants	2,641,000		5,282,000
Exercise of agents warrants	53,718		107,436
Exercise of bankers warrants	250,000		625,000
Issued on business acquisition (note 2(b))	4,400,000		13,689,473
Share issue costs	-		(1,081,578)
Transfer from contributed surplus on exercise of stock options	-		181,751
Balance, December 31, 2005	45,856,449		103,463,383
Issued on exercise of stock options	269,167		429,554
Share issue costs	-		(15,503)
Transfer from contributed surplus on exercise of stock options	-		136,309
Balance, December 31, 2006	46,125,616	$	104,013,743

(c) Stock options:

The Company has a stock option plan, whereby options to purchase common shares may be issued to directors, officers, employees, key consultants and agents of the Company subject to certain terms and conditions. Stock options granted vest over a period of two to four years and expire at various dates through 2011.

At December 31, 2006, there were 3,002,631 (2005 - 3,176,165) stock options outstanding. In aggregate, the Company's shareholders have approved the issuance of total stock options of 3,642,889, representing 5,600,000 reserved for issuance, net of stock options exercised of 1,957,111.

(c) Stock options (continued):

Changes in the number of options, with their weighted average exercise prices are summarized below:

	2006		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Total options outstanding, beginning of year	3,176,165	$ 2.35	3,783,496	$ 2.22
Granted	1,067,500	1.69	670,500	3.01
Exercised	(269,167)	1.60	(1,070,579)	2.23
Cancelled/expired	(971,867)	2.39	(207,252)	2.67
Stock options outstanding, end of year	3,002,631	$ 2.17	3,176,165	$ 2.35
Exercisable at year end	1,873,961	$ 2.23	1,943,998	$ 2.14

	Options outstanding			Options exercisable	
Range of exercise prices outstanding	Number outstanding at December 31, 2006	Weighted average remaining contractual life (months)	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average exercise price
$1.14 – 2.00	1,862,181	42	$ 1.68	1,009,837	$ 1.67
2.01 – 3.00	759,950	23	2.66	652,607	2.66
3.01 – 3.78	380,500	40	3.62	211,517	3.62
$ 1.14 – 3.78	3,002,631	37	$ 2.17	1,873,961	$ 2.23

(d) The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; weighted average volatility of 77%; risk-free rate of 4% to 5%; and expected lives of 2.5 to 4 years. The weighted average fair value of options granted during the year was $0.88 (2005 - $1.03) per option. The Company has recorded $876,113 (2005 - $1,005,237) as compensation expense, including the amount that is attributable to, and included in, the loss from discontinued operations.

8. Contributed surplus:

Balance, December 31, 2004	$ 1,176,994
Stock-based compensation expense	1,005,237
Stock options issued on acquisition	36,184
Stock options exercised	(181,751)
Balance, December 31, 2005	2,036,664
Stock-based compensation expense	876,113
Stock options exercised	(136,309)
Balance, December 31, 2006	$ 2,776,468

9. Income taxes:

Income tax expense varies from the amount that would be computed by applying the combined Federal and Provincial income tax rate of 32.49% (2005 - 33.62%) to earnings before income tax as follows:

	2006	2005
Expected income tax (recovery)	$ (1,670,000)	$ (1,805,000)
Increase (decrease) resulting from:		
Unrecognized future tax assets	3,995,000	3,850,000
Permanent differences	450,000	309,000
Impact of future enacted tax rates and exchange rate	295,000	240,000
Impact of foreign jurisdiction tax rates	(878,000)	(655,000)
Tax recovery of loss on discontinued operations	(2,192,000)	(1,939,000)
Income tax expense	$ –	$ –

The components of the Company's net future income tax assets, no portion of which has been recorded in these financial statements, are as follows:

	Asset (Liability)		
December 31, 2006	Canada	United States	Total
Net operating losses	$ 313,551	$ 14,975,785	$ 15,289,336
Research and development tax pools	826,456	–	826,456
Property and equipment	(134,434)	(137,970)	(272,404)
Share issue costs	386,814	–	386,814
Goodwill	–	(1,271,601)	(1,271,601)
Reserves	108,382	–	108,382
Inventory	–	41,760	41,760
Restructuring costs	–	19,500	19,500
Unrealized foreign exchange loss	–	140,986	140,986
	$ 1,500,769	$ 13,768,460	$ 15,269,229

	Asset (Liability)		
December 31, 2005	Canada	United States	Total
Net operating losses	$ 808,000	$ 9,529,000	$ 10,337,000
Research and development tax pools	761,000	-	761,000
Property and equipment	(141,000)	(539,000)	(680,000)
Share issue costs	677,000	–	677,000
Inventory	–	46,000	46,000
Goodwill	–	(199,000)	(199,000)
Reserves	122,000	–	122,000
Restructuring costs	–	42,000	42,000
Unrealized foreign exchange loss	–	209,000	209,000
	$ 2,227,000	$ 9,088,000	$ 11,315,000

The net operating loss carry-forwards reflected above expire as follows:

	Net operating losses
United States:	
2020	$ 4,659,000
2021	8,334,000
2022 and beyond	24,407,000
	$ 37,400,000
Canada:	
2014	412,000
2015	669,000
	$ 1,081,000

The Company has unrecognized tax credits totaling $2,400,000 in Canada, and $2,900,000 in the United States relating to its research and development activities.

10. Segmented information:

Assets and sales by geographic segment:

	Assets		Sales	
	2006	2005	2006	2005
United States	$ 45,476,000	$ 72,988,000	$ 25,146,000	$ 17,849,000
Canada	20,346,000	17,201,000	11,900,000	6,093,000
Europe	–	–	3,687,000	3,288,000
Other	–	–	5,175,000	5,447,000

Sales are attributed to geographic segments based on the location of the customer. The goodwill balance is entirely attributable to the Company's US activities. The net book value of property and equipment located in Canada $3,178,075 (2005 - $3,678,207) and in the US is $5,329,915 (2005 - $2,511,532).

11. Discontinued operations:

In the fourth quarter of 2005, the Company commenced activities to restructure and dispose of its Telematics product line, which was a component of the Wireless Business Unit. On April 24, 2006, the Company announced it had signed a definitive agreement to sell its Fixed Wireless Telephone product line to Telular Corporation. The transaction closed on May 8, 2006. On November 26, 2006, the Company signed a definitive agreement to sell its Asset-Link Telematics product line to CHI-Agra Products Inc. The transaction closed on December 18, 2006. On July 28, 2006, the Company announced that it had signed an agreement to sell the Location Tag Telematics product line to Trace Technologies, LLC. This transaction has not closed due to circumstances impacting Trace and which are out of the control of the Company. It is uncertain as to whether this transaction will close.

As a result of the above circumstances, the Telematics and the Fixed Wireless Telephone product lines of the Wireless Business Unit have been classified as discontinued operations in these financial statements, with the comparative information being restated to conform to this disclosure.

As a result of an assessment of the fair value of the Wireless Business Unit compared to the anticipated net proceeds of sale, an impairment of goodwill attributed to the discontinued operations was recorded during the first quarter of 2006 totaling $8,000,000. There is no goodwill carried on the balance sheet relating to the discontinued operations.

11. Discontinued operations (continued):

There are no continuing operational activities associated with the discontinued operations following the divestments of the Asset-Link and Fixed Wireless Telephone product lines, however, Management expects that there will be continuing cash flows related to:

(a) settlement of the remaining assets and liabilities of the discontinued operations, which are expected to be completed during 2007;

(b) the conclusion or termination of the sale of the Location Tag Telematics product line, which is expected to be completed during 2007; and

(c) the conclusion of legal matters associated with the discontinued operations, the timing of which is not reasonably determinable.

Divestment of the Fixed Wireless Telephone product line - Proceeds on the disposition of the Fixed Wireless Telephone product line at the time of closing were as follows:

Cash	$	3,179,005
Accounts receivable		577,102
1,931,745 common shares of Telular Corporation		6,159,692
Less: disposition costs		(431,630)
	$	9,484,169

In addition, the Company received a cash payment of $178,000 for working capital items acquired by Telular Corporation.

The agreement for the sale of the Fixed Wireless Telephone product line included the provision that the Company may earn additional common shares of Telular Corporation based on the revenues earned by Telular Corporation on GSM and TDMA fixed wireless telephone sales in specific markets during defined periods which will end no later than June 30, 2007. The number of contingently issuable shares was fixed based on the average closing share price for the 25 days prior to the signing of the definitive agreement. The TDMA earnout provision was based on certain TDMA fixed wireless telephone sales during the period April 1 to December 31, 2006. Under this provision, the Company has earned 150,990 additional common shares of Telular Corporation, of a total available of 515,132. These additional proceeds, valued at $639,263, have been recorded as additional proceeds on the sale of the product line. The GSM earnout provision is based on certain GSM fixed wireless telephone sales during the period July 1, 2006 to June 30, 2007 and provides the Company the opportunity to earn up to 643,915 additional common shares.

Divestment of the Asset-Link product line - Proceeds on the disposition of the Asset-Link product line at the time of closing were as follows:

Cash	$	11,530
Promissory Note		103,770
Less: disposition costs		(46,120)
	$	69,180

Under the terms of the divestment, the Company may earn up to US$250,000 based on sales of Asset-Link products by the purchaser.

The results of the discontinued operations for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Sales	$ 16,598,370	$ 46,525,449
Cost of sales	14,295,672	39,987,345
	2,302,698	6,538,104
Expenses:		
Research and development	2,375,933	6,560,741
Sales and marketing	1,111,372	2,671,856
General and administrative	4,316,597	1,662,642
Stock-based compensation	118,971	236,366
Amortization	464,871	1,411,086
	8,387,744	12,542,691
Loss before undernoted items	$ (6,085,046)	$ (6,004,587)
Gain on the sale of product lines	(383,398)	–
Severance and wind-down costs	1,071,000	–
Interest income	(25,911)	(4,727)
Goodwill impairment	8,000,000	900,000
Loss from discontinued operations	$ (14,746,737)	$ (6,899,860)

Assets and liabilities presented in the consolidated balance sheet are recorded at fair value and include the following assets and liabilities of discontinued operations:

	2006	2005
Current Assets	$ 1,360,735	$ 11,045,664
Assets:		
Property and equipment	116,380	4,701,725
Goodwill	–	13,527,334
	116,380	18,229,059
Current liabilities	(974,505)	(10,969,890)
	$ 502,610	$ 18,304,833

11. Discontinued operations (continued):

The cash flows from discontinued operations for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Cash flows from (used in) operating activities:		
Net loss from discontinued operations	$(14,746,737)	$ (6,899,860)
Items not involving cash:		
Amortization	464,871	1,411,086
Stock-based compensation	118,971	236,366
Goodwill impairment	8,000,000	900,000
Gain on sale of product lines	(383,398)	–
	(6,546,293)	(4,352,408)
Change in non-cash operating working capital		
Accounts receivable	10,073,958	(442,525)
Inventories	606,411	642,712
Prepaid expenses and deposits	140,984	(14,945)
Accounts payable	(9,538,820)	1,476,320
	(5,263,760)	(2,690,846)
Cash flows used in financing activities:		
Capital lease obligations	(346,812)	(1,513,344)
Cash flows from (used in) investing activities:		
Property and equipment	(112,630)	(1,234,346)
Proceeds on sale of product lines, net	2,747,375	–
	2,634,745	(1,234,346)
	$ (2,975,827)	$ (5,438,536)

12. Financial instruments:

The carrying values of cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. All long-term debt and capital lease obligations with variable interest rates are assumed to be at fair value and therefore are not revalued.

The nature of these instruments and the Company's operations expose the Company to the following risks:

(a) Credit risk:

Credit risk reflects the risk the Company may be unable to recover accounts receivable. The Company employs established credit approval and monitoring practices to mitigate this risk.

(b) Interest risk:

The Company is exposed to interest rate risk to the extent that it may draw on its operating line of credit or other forms of debt which calculate interest as a function of current lending rates.

(c) Foreign exchange risk:

The Company is exposed to foreign exchange risk in that the majority of its revenues and a significant portion of its expenses are denominated in US dollars. In addition, the Company is exposed to foreign exchange risk relating to components of working capital that are denominated in US dollars.

13. Commitments:

The Company is committed to annual minimum operating lease payments, excluding tenant-operating costs, of:

2007	$ 970,846
2008	652,968
2009	595,437
2010	539,760
2011	333,662

Effective July 1, 2006, the Company entered into a five year lease for a building in Hiawatha, Kansas that is being used as the distribution centre for the Company's ground agriculture product line. The building is leased from the City of Hiawatha for annual rent of US$120,000. If the Company meets certain headcount growth thresholds over the term of the lease, the lease payments are forgiven. For the period July 1 to December 31, 2006, the Company has met the growth thresholds, and the lease payments were forgiven.

If the Company has met the growth thresholds at the end of the lease, the Company will have the option to purchase the building for $1.00. If the Company has not met the thresholds, then the Company will have the option to purchase the building for a range of amounts up to the fair market value of the building at that time. It is uncertain as to whether the growth thresholds will be met at this point in time, accordingly, the Company has accounted for this as an operating lease at December 31, 2006.

14. Related party transactions:

In connection with the acquisition of the Outback Business (note 2(b)), the Company has ongoing transactions with the vendor, RHS, which is a company wholly-owned by a director and former member of the Company's senior management team.

(a) Included in sales is $234,000 (2005 - $571,000) for sales of Outback products to RHS.

(b) At the time of the acquisition, the Company entered into a services agreement with RHS whereby certain of the Company's employees spend a defined percentage of their time providing management and administrative services to RHS and certain RHS employees perform administrative duties for the Company. Included in expenses is an expense recovery of $768,000 (2005 - $475,000) for amounts charged to RHS under this agreement and $129,000 (2005 - $39,000) of expense related to services provided to the Company by RHS. At December 31, 2006, this provision of services under this agreement has largely concluded, and it is not anticipated that significant amounts will be charged by either the Company or RHS under this agreement in future periods.

(c) At the time of the acquisition, the Company entered into a lease agreement for the use of an office building, furniture and equipment owned by RHS in Hiawatha, Kansas. For the current year, $123,000 (2005 - $80,000) in lease payments are included in expenses. This lease was terminated in December 2006 when the Company's Hiawatha operations moved into a building leased from the City of Hiawatha.

(d) Following termination of the RHS building lease, the Company purchased office equipment, furniture and certain other fixed assets from RHS totaling approximately $150,000.

(e) At the time of the acquisition, the Company entered into a charter services agreement for the charter use of an airplane owned by RHS, and managed by a third party. During 2006, charter fees of $74,000 (2005 - $261,000) were paid to the third-party management company for use of the airplane. The charter services agreement was terminated in 2006.

(f) Under the Outback business aquisition agreement, RHS has indemnified the Company for a share of the costs associated with certain claims against the Company. Included in accounts receivable at December 31, 2006 is $411,000 owing from RHS for its share of costs incurred to date that are subject to this indemnity. The payment for these costs is not due until the related claim is settled or terminated.

14. Related party transactions (continued):

(g) Accounts receivable at December 31, 2006 includes $63,000 (2005 - $708,000) in amounts due from RHS for product sales and administrative service fees, excluding the amount owing as described in note 14(f). Included in accounts payable is $236,000 (2005 - $nil) due to RHS for general and administrative charges and the purchase of fixed assets.

All transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. Contingencies:

Legal matters:

The Company is subject to the following claims and lawsuits, the outcome of which are not determinable:

(i) During 2006, the Company was served with a statement of claim from a company who was a former customer of the Company's Telematics product line, which is disclosed as discontinued operations in these financial statements. The Company will vigorously defend its position and will issue a counterclaim against the company. Although the Company believes the lawsuit claiming damages of $35 million is without merit, the loss, if any, is not determinable at this time.

(ii) The Company is the defendant in a lawsuit in which the plaintiff claims that certain of the Company's GPS products infringe a patent held by them. The Company does not believe that its products infringe upon the referenced patent and will vigorously defend its position.

The Company is subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims or contingencies, is not likely to have a material adverse effect on the Company's results of operations or financial condition.

16. Comparative figures:

Certain other comparative information has been reclassified to conform with the current year's presentation.

CSI Wireless Inc.

File No. 82-34943

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

File No.
82-34943

Security Class

Holder Account Number

Fold

Form of Proxy - Annual and Special Meeting to be held on May 9, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Mountain Time, on Friday, May 4, 2007.

Fold

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

07FE07095.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of CSI Wireless Inc. (the "Corporation") hereby appoint: Steven L. Koles, President and CEO of the Corporation, or failing him, Cameron B. Olson, Sr. Vice President and CFO of the Corporation

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of **CSI Wireless Inc.** to be held at the Calgary TELUS Convention Centre, 120 Ninth Avenue SE, Calgary, AB on May 9, 2007 at 3:00 p.m. (Mountain Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the number of Directors

To set the number of Directors of the Corporation at eight (8).

For ☐ Against ☐

2. Election of Directors

Management recommends that you vote FOR all of the nominees, all as more particularly described in the Information Circular.

Vote FOR or WITHHOLD for all nominees proposed by Management

For ☐ Withhold ☐

3. Appointment of Auditors

The re-appointment of KPMG, LLP Chartered Accountants, to serve as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

4. Amending Articles of the Corporation

To approve a special resolution amending the articles of the Corporation to change the name of the Corporation from CSI Wireless Inc. to "Hemisphere GPS Inc."

For ☐ Against ☐

5. Stock Option Plan

To approve certain amendments to the Stock Option Plan of the Corporation, all as more particularly described in the Information Circular.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.



024460 AR2 CSYQ

File No.
82-34943

CSI WIRELESS INC.

NOTICE OF
SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an Special and Annual General Meeting (the "**Meeting**") of the shareholders of CSI Wireless Inc. (the "**Corporation**" or "**CSI**") will be held at the Glen Room 206, Calgary Telus Convention Centre, 120 Ninth Avenue SE, Calgary, Alberta on Wednesday, May 9, 2007 at 3:00 p.m. in the afternoon (Calgary time) for the following purposes:

1. To receive and consider the financial statements of the Corporation, together with the report of the auditors thereon, for the year ended December 31, 2006;

2. To fix the number of Directors to be elected at the Meeting at eight (8);

3. To elect Directors for the ensuing year;

4. To appoint auditors for the ensuing year and to authorize the Board to fix their remuneration;

5. To consider and, if thought advisable, to pass a special resolution amending the articles of the Corporation to change the name of the Corporation from CSI Wireless Inc. to "Hemisphere GPS Inc.";

6. To consider and, if thought advisable by the shareholders, to approve certain amendments to the Share Option Plan of the Corporation, all as more particularly described in the Information Circular; and

7. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

The Directors of the Corporation have fixed a record date for the purpose of determining the shareholders entitled to receive notice of the Meeting. Each person who is a holder of common shares of record at the close of business on March 30, 2007 (the "**Record Date**") will be entitled to notice of, and to attend and vote at, the Meeting except, to the extent that such a shareholder transfers the ownership of any of his/her shares after the Record Date and the transferee of those shares establishes that he/she owns such shares and demands, not later than ten days before the Meeting, that his/her name be included in the list of shareholders entitled to vote at the Meeting, such transferee will be entitled to vote such shares at the Meeting.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Corporation, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, instruments of proxy must be returned to the aforesaid address not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 30th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*Michael Lang*"
Chairman of the Board

File No.
82-34943

CSI WIRELESS INC.

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

and

INFORMATION CIRCULAR – PROXY STATEMENT

WITH RESPECT TO THE

SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 9, 2007

CSI WIRELESS INC.

NOTICE OF
SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an Special and Annual General Meeting (the "**Meeting**") of the shareholders of CSI Wireless Inc. (the "**Corporation**" or "**CSI**") will be held at the Glen Room 206, Calgary Telus Convention Centre, 120 Ninth Avenue SE, Calgary, Alberta on Wednesday, May 9, 2007 at 3:00 p.m. in the afternoon (Calgary time) for the following purposes:

1. To receive and consider the financial statements of the Corporation, together with the report of the auditors thereon, for the year ended December 31, 2006;

2. To fix the number of Directors to be elected at the Meeting at eight (8);

3. To elect Directors for the ensuing year;

4. To appoint auditors for the ensuing year and to authorize the Board to fix their remuneration;

5. To consider and, if thought advisable, to pass a special resolution amending the articles of the Corporation to change the name of the Corporation from CSI Wireless Inc. to "Hemisphere GPS Inc.";

6. To consider and, if thought advisable by the shareholders, to approve certain amendments to the Share Option Plan of the Corporation, all as more particularly described in the Information Circular; and

7. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

The Directors of the Corporation have fixed a record date for the purpose of determining the shareholders entitled to receive notice of the Meeting. Each person who is a holder of common shares of record at the close of business on March 30, 2007 (the "**Record Date**") will be entitled to notice of, and to attend and vote at, the Meeting except, to the extent that such a shareholder transfers the ownership of any of his/her shares after the Record Date and the transferee of those shares establishes that he/she owns such shares and demands, not later than ten days before the Meeting, that his/her name be included in the list of shareholders entitled to vote at the Meeting, such transferee will be entitled to vote such shares at the Meeting.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Corporation, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, instruments of proxy must be returned to the aforesaid address not less than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 30th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*Michael Lang*"
Chairman of the Board

TABLE OF CONTENTS

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular.

"Board" or **"Board of Directors"** means the board of directors of CSI as presently constituted;

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday when banks are generally open for the transaction of banking business;

"Common Shares" means the common shares of CSI, as presently constituted;

"Corporation" or **"CSI"** means CSI Wireless Inc., a corporation incorporated pursuant to the laws of the Province of Alberta;

"Director" means a director of the Corporation;

"Guidelines" means the guidelines published by the Canadian Securities Administrators in National Policy 58-201 *Corporate Governance Guidelines* relating to corporate governance matters;

"Information Circular" means this information circular – proxy statement dated March 30, 2007 in respect of the Meeting;

"Meeting" means the special and annual general meeting of the shareholders of CSI to be held on May 9, 2007;

"Plan" means the share option plan of the Corporation, as amended;

"Record Date" means the record date for the Meeting, being March 30, 2007; and

"TSX" means the Toronto Stock Exchange.

CSI WIRELESS INC.

INFORMATION CIRCULAR - PROXY STATEMENT
dated March 30, 2007

Special and Annual General Meeting of Shareholders
to be held on May 9, 2007

PART I - INTRODUCTION

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of CSI Wireless Inc. (the "Corporation" or "CSI") for use at the Special and Annual General Meeting of Shareholders of the Corporation (the "**Meeting**") to be held at the Glen Room 206, Calgary Telus Convention Centre, 120 Ninth Avenue SE, Calgary, Alberta on Wednesday, May 9, 2007 at 3:00 p.m. in the afternoon (Calgary time) and at any adjournment thereof, and on every ballot that may take place in consequence thereof, for the purposes set forth in the Notice of Special and Annual General Meeting of Shareholders.

Unless otherwise stated, the information contained in this Information Circular is given as at March 30, 2007.

No person has been authorized by CSI to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by CSI.

PART II - GENERAL PROXY INFORMATION

Solicitation of Proxies

The Board of Directors has fixed the record date for the Meeting at the close of business on March 30, 2007 (the "**Record Date**"). Only holders of Common Shares of record as at that date are entitled to notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

At the close of business on March 30, 2007 there were 46,145,069 Common Shares issued and outstanding. Two persons present in person and holding or representing not less than five (5%) percent of the Common Shares entitled to vote thereat will constitute a quorum at the Meeting.

Appointment of Proxies

Instruments of proxy must be mailed so as to reach or be deposited with the Corporation, c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment thereof.

Instruments of proxy must be in writing and must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such.

The persons named in the enclosed Instrument of Proxy are officers and Directors of the Corporation. Each shareholder has the right to appoint a person or persons, who need not be shareholders of the Corporation, other than the persons designated in the Form of Proxy furnished by the Corporation, to attend and act on such shareholder's behalf at the Meeting. To exercise such right, the names of management's nominees may be crossed out and the name(s) of the shareholder's nominee(s) legibly printed in the blank space provided, or another appropriate instrument of proxy may be submitted.

Revocability of Proxy

An instrument of proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by its attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, 4110 - 9th Street SE, Calgary, Alberta, T2G 3C4, at any time up to and including the last business day before the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, the Notice of Special and Annual General Meeting of Shareholders and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, telephone or other means of communication by Directors, officers and employees of the Corporation, none of whom will be specifically remunerated therefor.

Exercise of Discretion

The shares represented by the Instrument of Proxy furnished by the Corporation, where the shareholder specifies a choice with respect to any matter to be acted upon, will be voted or withheld from voting on any ballot in accordance with the specification so made. **In the absence of such specification, such shares will be voted in favour of the matters described in the Notice of Special and Annual General Meeting of Shareholders. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of the printing of this Information Circular - Proxy Statement, the management of the Corporation knows of no such amendment, variation or other matter.**

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of CSI, as a substantial number of the public shareholders of CSI do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of CSI as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of CSI. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The Directors and officers of CSI do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). If you receive a voting instruction form from ADP or another intermediary it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) as described in the voting instruction form well in advance of the meeting in order to have the shares voted.

There are two kinds of Beneficial Shareholders – those who object to their name being made known to the issuers of securities which they own (called "**OBOs**" for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called "**NOBOs**" for Non-Objecting Beneficial Owners).

Up until September 2002, issuers (including the Directors and officers of the Corporation) had no knowledge of the identity of any of their Beneficial Shareholders including *NOBOs*. Subject to the provision of National Instrument 54-101 – "*Communication with Beneficial Owners of Securities of Reporting Issuers*" ("**NI 54-101**"), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the Corporation except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of NI 54-101.

This year, the Corporation has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("**VIF**") from our Transfer Agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) (collectively, "**Computershare**"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

PART III - MATTERS TO BE ACTED UPON AT THE MEETING

Fix the Number of Directors to be Elected at the Meeting and Election of Directors

The Board presently consists of seven (7) Directors, the term of office of each of whom will expire at the Meeting unless directors are not elected at the Meeting (in which case the incumbent directors continue in office until their successors are elected).

The Articles of the Corporation specify that the Board of Directors shall consist of a minimum of three and a maximum of eleven directors. At the Meeting, shareholders will be asked to fix, at eight (8) members, the number of directors to be elected at the Meeting and to elect eight (8) directors to hold office until the next annual general meeting of the Corporation or until their successors are elected or appointed.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at eight (8) members and in favour of the election as directors of the eight (8) nominees hereinafter set forth:

Barry D. Batcheller	Paul L. Camwell
Paul G. Cataford	Richard W. Heiniger
Steven L. Koles	Michael J. Lang
John M. Tye III	Howard W. Yenke

The names, municipality, province and country of residence of the persons nominated for election as Directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as Director and the principal occupation of each are as follows:

Name, Municipality, Province and Country of Residence and Position with the Corporation	Principal Occupation During the Last Five Years	Director Since	Number of Common Shares Beneficially Owned Directly or Indirectly or Over which Control or Direction is Exercised
Michael J. Lang Calgary, Alberta Canada Non-Executive Chairman and Director	Chairman of StoneBridge Merchant Capital Corp. (a private investment company).	1996	516,005[4] (1.11%)
Howard W. Yenke[2] Onset, Massachusetts USA Director and Chairman of the Compensation Committee	Retired Executive.	1996	30,000[5] (0.07%)
Paul L. Camwell[1][3] Calgary, Alberta Canada Director and Chairman of the Corporate Governance Committee	Chief Technology Officer of Extreme Engineering Ltd. (a private engineering firm).	1998	24,562[6] (0.05%)
Paul G. Cataford[1] Calgary, Alberta Canada Director and Chairman of the Audit Committee	President and CEO of University Technologies International Inc. (a private technology commercialization company owned by the University of Calgary). [8]	2004	3,000[7] (0.01%)
Richard W. Heiniger Parkville, Missouri USA Director and Vice Chairman	CEO of RHS, Inc. (a private manufacturer of farm equipment). Also, formerly President of Hemisphere GPS LLC (formerly Satloc LLC) from April 2005 to May 2006.	2005	4,400,000[9] (9.54%)
John M. Tye III[1][3] Plainview, Texas USA Director	Chairman of Bigham Brothers Inc. (a private manufacturer of farm equipment).	2006	Nil[10] (0%)

Name, Municipality, Province and Country of Residence and Position with the Corporation	Principal Occupation During the Last Five Years	Director Since	Number of Common Shares Beneficially Owned Directly or Indirectly or Over which Control or Direction is Exercised
Barry D. Batcheller[2] West Fargo, North Dakota USA Director	President and CEO of Appareo Systems (a private manufacturer of augmented reality systems) since 2005. Prior thereto Director of Technology Growth with John Deere & Company since 2002. Prior thereto, President and CEO of Phoenix International Corporation.	2006	Nil[11] (0%)
Steven L. Koles Calgary, Alberta Canada President and Chief Executive Officer	President and CEO of CSI Wireless Inc. Prior thereto General Manager at AOL Canada from 2003 to 2006. Prior thereto Managing Director of R4 Management Group/ Windy Point Capital from 2002 to 2003. Prior thereto Senior Vice President, Marketing and Sales Support of GT Group Telecom.	Nominee	25,000[12] (0.05%)

Notes:

(1) Member of the Corporation's Audit Committee.
(2) Member of the Corporation's Compensation Committee
(3) Member of the Corporation's Corporate Governance Committee
(4) The amount excludes share options to purchase an aggregate of 428,000 Common Shares at prices ranging from $1.67 to $2.65 per Common Share.
(5) Excludes share options to purchase an aggregate of 90,000 Common Shares at prices ranging from $1.67 to $2.70 per Common Share.
(6) Excludes share options to purchase an aggregate of 90,000 Common Shares at prices ranging from $1.67 to $2.70 per Common Share.
(7) Excludes share options to purchase an aggregate of 90,000 Common Shares at prices ranging from $1.67 to $2.70 per Common Share.
(8) Prior to joining University Technologies International Inc. in April of 2004, Mr. Cataford was the Managing Partner of HorizonOne Asset Management, a Toronto-based private equity boutique which he co-founded in 2001. Prior to that Mr. Cataford was Executive Managing Director of BMO Nesbitt Burns Equity Partners.
(9) These shares are registered to RHS Inc., a company fully controlled by Mr. Heiniger. 3,400,000 of the common shares issued are held in escrow with 1,000,000 to be released on April 8, 2007 and 1,950,000 to be released on April 8, 2008. The remaining 450,000 shares are subject to holdback against certain claims that may arise for which the Corporation has been indemnified. An additional 2,100,000 common shares may be issued to RHS under Performance Warrants if the Outback product lines, acquired from RHS on April 8, 2005, achieve certain cumulative growth and profitability targets in fiscal 2005, 2006 and 2007. Each Performance Warrant will entitle the holder to acquire, for no additional consideration, one common share of the Corporation. If the Performance Warrants become issuable, the common shares issued will be accounted for as additional goodwill on the acquisition. The required growth and profitability targets for 2006 and 2005 were not met.
(10) Excludes share options to purchase an aggregate of 90,000 Common Shares at prices ranging from $1.67 to $1.70 per Common Share.
(11) Excludes share options to purchase an aggregate of 90,000 Common Shares at prices ranging from $1.67 to $1.70 per Common Share.
(12) Excludes share options to purchase an aggregate of 200,000 Common Shares at prices ranging from $1.67 to $2.20 per Common Share.

The information as to principal occupation and as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information provided by the nominees as of March 30, 2007. Each of the above nominees, except for Steve L. Koles and Barry Batcheller, are currently Directors of the Corporation and were elected at the last annual general meeting of shareholders.

No Director, officer or other member of management of the Corporation is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any other issuer that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation for a period of more than 30 consecutive days or was subject to such an event that resulted after the director or executive officer ceased to be a director or officer of such company; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

(c) was a director or officer of a corporation that within a year of the person ceasing to act as a director or officer of the corporation became bankrupt or made a proposal in bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, no proposed Director has, within the ten years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets except as follows:

Michael J. Lang who was previously a director of Beau Canada Exploration Ltd. One of the companies acquired by Beau Canada Exploration Ltd. was Environmental Technologies Inc. ("**ETI**"). After the acquisition, Michael J. Lang became a director of ETI. ETI was issued a cease trade order on August 28, 1997. Michael J. Lang subsequently resigned as a director of ETI on and ETI was wound up.

Steven L. Koles was previously an officer of GT Group Telecom Inc. In March 2002, Mr. Koles resigned from his position with that company. GT Group Telecom Inc. filed for CCAA protection prior to the end of 2002. GT Group Telecom Inc. later merged with 360 Networks Inc.

No Director, officer or other member of management of the Corporation or proposed Director of the Corporation has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

Appointment of Auditors

The persons named in the Instrument of Proxy furnished by the Corporation intend, unless otherwise directed, to vote in favour of an ordinary resolution to reappoint the firm of KPMG, LLP, Chartered Accountants, to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders and to authorize the Board to fix their remuneration. KPMG, LLP, Chartered Accountants, were originally appointed as auditors of the Corporation on January 1, 1996.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation.

Certain information regarding CSI's audit committee, including the fees paid to CSI's auditors in the last fiscal year, that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators, is contained in CSI's annual information form for the year ended December 31, 2006, an electronic copy of which is available on the internet on CSI's SEDAR profile at www.sedar.com.

Name Change

In connection with the divestiture of the Wireless business, the Corporation is proposing to effect a change of its corporate name from CSI Wireless Inc. to "Hemisphere GPS Inc." Accordingly, at the Meeting, shareholders will be asked to consider and, if thought advisable, to approve a special resolution, substantially in the following form:

"BE IT RESOLVED THAT:

1. pursuant to section 173(1)(a) of the *Business Corporations Act* (Alberta) the name of the Corporation be changed from "CSI Wireless Inc." to "Hemisphere GPS Inc." (the "**Name Change**");

2. any director, officer or solicitor of the Corporation be and is hereby authorized and directed to file Articles of Amendment to effect the Name Change with the Registrar appointed under the *Business Corporations Act* (Alberta) and to do all such other acts and things and to execute all such other documents necessary or desirable to carry out the terms of this resolution; and

3. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholder of the Corporation, at any time if such revocation is considered necessary or desirable by the directors."

To be approved, the special resolution approving the Name Change requires the approval of a majority of not less than two-thirds (66 2/3%) of the votes cast by shareholders present in person or represented by proxy at the Meeting.

Upon approval of the change in the name of the Corporation to Hemisphere GPS Inc., the Corporation will make application to the TSX to change the trading symbol of the Corporation to "HEM" from the current symbol "CSY". The trading symbol HEM has been reserved with the TSX pending approval of the name change.

Ratification and Approval of Amendments to the Share Option Plan

The Corporation is proposing amendments (the "**Proposed Amendments**") to its share option plan (the "**Plan**") as follows:

1. the adoption of a rolling maximum/evergreen share option plan with a rolling maximum limit equal to 10% of outstanding Common Shares;

2. the addition of provisions enabling the automatic extension of the exercise period of a share option during a self-imposed blackout period for a maximum of 10 days following the end of such blackout period; and

3. the addition of specific "amending provisions" to the Plan, in response to TSX notification that these matters, previously governed by TSX interpretations, should be incorporated into share option plans before June 30, 2007.

These Proposed Amendments are further described below.

Share Option Plan Limit

At a special and annual general meeting of shareholders held on May 27, 2004, the Plan, as previously adopted by the Board and approved by the shareholders of the Corporation, was amended to provide that the aggregate number of Common Shares issuable under the Plan was not to exceed 5,600,000 Common Shares. Reflecting share options exercised under the Plan, and based on this approval level, a total of 3,623,436 share options may be issued under the Plan as of the date hereof. Of this amount, there are 2,971,615 share options outstanding under the Plan as of the date hereof.

Effective January 1, 2005, the TSX implemented amendments to the TSX Company Manual, including amendments to security based compensation arrangements such as the Plan, to allow for TSX listed issuers to adopt "rolling maximum/evergreen" plans.

The Corporation requires a competitive compensation program in order to attract and retain high quality employees in a highly competitive market environment. During 2006, the Corporation began to benchmark and restructure its compensation program to ensure that it is competitive with other employers targeting the same potential employee population as the Corporation. Based on this work, it is very clear that an important element of compensation, particularly in technology-related markets, is the ability to provide share options to critical new-hires and key-resource employees for attraction and retention purposes. The Corporation intends to focus future share option grants on senior management and employees identified as key resources. In addition, the Corporation is planning to introduce an employee stock ownership program for 2008.

Current share options granted under the plan represent 6.5% of outstanding Common Shares. The Corporation has completed benchmarking analysis of small to medium sized public technology companies, including those in location-based product markets, and has concluded that many such companies have adopted "rolling maximum/evergreen" plans with a limit of 10%, or have outstanding share options ranging from 7% to 18%.

To remain competitive in the location-based industry, the Corporation is seeking shareholder approval of the adoption of a rolling maximum/evergreen plan with a limit of 10% of outstanding Common Shares.

Blackout Period Extension

By notice dated June 6, 2006, the TSX advised that it will retract certain interpretations given by the TSX with respect to certain provisions of its rules relating to amendments to share option plans and the amending provisions contained in share option plans. As part of this notice, the TSX advised that securityholder approval will be required to amendments to share option plans which have the effect of extending the expiry date of options granted thereunder as a result of a self-imposed blackout period.

Under the Plan, if a share option expires while an officer, Director or employee is subject to a trading blackout due to the knowledge of material undisclosed confidential information ("**Inside Information**"), there is no provision enabling the Board to extend the share option expiry date, except with shareholder approval. This is not considered to be a practical option. In many cases, officers, Directors and other employees can be privy to Inside Information for many months when strategic activities are in progress. In such circumstances, share options issued with the intent of compensating employees for stock price improvement, could expire unutilized. This reduces the value of share options to employees, could potentially motivate individuals to avoid strategic activities when there is a risk that share options would expire during the course of such activities, or could potentially motivate individuals to exercise share options at a time when they should not be trading due to the knowledge of Inside Information.

In order to eliminate these concerns, and consistent with many share options plans, the Corporation is proposing to amend the Plan to provide for the automatic extension of the exercise period of a share option that would expire during a blackout period for a maximum of 10 days following the end of such blackout period.

Amending Provisions

In its notice dated June 6, 2006, the TSX also advised that issuers have until June 30, 2007 to adopt amending procedures in accordance with the requirements of the TSX, failing which issuers will no longer be able to make amendments to their plan, without securityholder approval, including any amendments that may be considered to be of a housekeeping nature. The Corporation is proposing to amend the Plan to incorporate amending procedures as more fully outlined below.

The TSX's changes include a requirement that all security based compensation arrangements, including share option plans, be approved by shareholders every 3 years.

Plan Amendment

On March 22, 2007, the Board of Directors unanimously approved, subject to regulatory and shareholder approval, amendments to the Plan (the "**Proposed Amendments**") as set forth below. At the Meeting, shareholders will be asked to ratify and approve the following amendments to the Plan:

1. to include a provision providing for extension of the exercise period of an during a "Blackout Period", as defined below, for a maximum of 10 days following the end of such Blackout Period;

2. to provide that the Plan may not be amended without shareholder approval in the case of the following amendments:

   (a) make any amendment to the Plan to increase the percentage of Common Shares issuable on exercise of outstanding share options at any time pursuant to Section 5(a) of the Plan;

   (b) change the manner of determining the minimum exercise price;

   (c) reduce the exercise price of any outstanding share options held by insiders;

   (d) subject to Section 8 or the Plan, extend the term of any outstanding share option held by insiders beyond the original expiry date of such share option;

   (e) make any change to eligible participants which would have the effect of broadening or increasing insider participation;

   (f) make any amendment to increase the maximum limit on the number of securities that may be issued to insiders pursuant to Section 5(a) of the Plan;

   (g) make any amendment to the Plan that would permit an optionee to transfer or assign share options to a new beneficial optionee other than in the case of death of the optionee; or

   (h) amend Section 12 of the Plan.

   In addition, to replace the existing provision relating to amendments of the Plan, to allow the Committee (as defined in the Plan), subject to the prior approval of the Board of Directors, to approve amendments relating to the Plan without further approval of the shareholders, to the extent that such amendments relate to, without limitation:

   (a) altering, extending or accelerating the terms and conditions of vesting of any share options;

   (b) extending the term of share options held by a person other than a person who, at the time of the extension, is an insider, provided that the term does not extend beyond ten years from the date of grant;

   (c) reducing the exercise price of share options held by a person other than a person who, at the time of the repricing, is an insider;

   (d) accelerating the expiry date in respect of share options;

   (e) adding a cashless exercise feature to the Plan;

   (f) determining the adjustment provisions pursuant to Section 10(a) of the Plan;

   (g) amending the definitions contained within the Plan;

(h) amending or modifying the mechanics of exercise of share options; or

(i) amendments of a "housekeeping" nature.

3. to include the definitions of "Blackout Period", "Insider", "Outstanding Common Shares", "Common Shares", "associate" and "affiliate";

4. to delete the reference to a maximum number of shares issuable or reserved pursuant to the Plan, and provide that the maximum number of Common Shares issuable pursuant to the Plan shall be a "rolling maximum" equal to 10% of the outstanding Common Shares. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan, and any exercises of share options will make new grants available under the Plan; and

5. to allow for the "reloading" of share options, as described in the Toronto Stock Exchange Staff Notice #2004-0002 under the Plan, an amendment required to implement a rolling maximum/evergreen plan.

The Plan, a copy of which (including the Proposed Amendments) is attached as Schedule F hereto, will continue to have the following features:

1. Directors, officers, employees and consultants, or those of subsidiaries, are eligible to receive share options under the Plan;

2. the Plan provides that the aggregate number of Common Shares reserved for issuance to any one person under the Plan, together with all other share compensation arrangements of the Corporation, must not exceed 5% of the then outstanding Common Shares (calculated on a non-diluted basis);

3. the Plan also provides that the number of Common Shares together with all of the Corporation's other previously established or proposed share compensation arrangements issued to insiders within any one year period will not exceed 10% of the outstanding Common Shares;

4. the Plan also provides that the aggregate number of shares reserved for issuance to insiders at any time, under all security based compensation arrangements, must not exceed 10% of the outstanding common shares;

5. any share options granted pursuant to the Plan shall be non-assignable;

6. the vesting arrangements are within the discretion of the Board;

7. the exercise price for share options is equal to the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant;

8. share options are non-assignable;

9. the term of share option grants are within the discretion of the Board, but cannot be longer than 10 years; and

10. share options terminate within a period of time following an optionholder ceasing to be at least one of an employee, Director, officer or consultant of the Corporation or of a subsidiary of the Corporation. However, in the event of death, share options will expire at the earlier of the end of the original share option period or 12 months after the death date.

Resolution to Ratify and Approve Amendments to the Plan

Accordingly, at the Meeting, the following ordinary resolution will be presented:

BE IT RESOLVED, as an ordinary resolution of the shareholders of CSI Wireless Inc. (the "**Corporation**"), that:

1. the share option plan of the Corporation (the "**Option Plan**") be amended as follows:

    (a) by inserting additional definitions as follows:

    "**Blackout Period**" means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of a share option;

    "**Common Shares**" means common shares in the capital of the Corporation;

    "**associate**" and "**affiliate**" have the meanings set forth in the *Securities Act* (Alberta);

    "**Insider**" means an insider as defined in the Company Manual of the Toronto Stock Exchange, as amended from time to time;

    "**Outstanding Common Shares**" means the issued and outstanding Common Shares on a non-diluted basis;

    (b) by inserting an additional paragraph as follows under the heading "Option Terms":

    "If the normal expiry date of any share option falls within any Blackout Period or within 10 days (being a day other than a Saturday, Sunday or other than a day when banks in Calgary, Alberta are not generally open for business) following the end of any Blackout Period (the "**Restricted Options**"), then the expiry date of such Restricted Options shall, without any further action, be extended to the date that is 10 days following the end such Blackout Period. The foregoing extension applies to all share options whatever the date of grant and shall not be considered an extension of the term of the share options."

2. by deleting section 12 of the Plan and replacing it with the following:

    "**Amendment or Discontinuance of the Plan**

    The Committee may, subject to the prior approval of the Board of Directors of the Corporation and any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Plan at any time. For example, the Committee, subject to the prior approval of the Board of Directors, shall have the power and authority to approve amendments relating to the Plan or to share options granted hereunder, without further approval of the shareholders, to the extent that such amendments relate to, without limitation:

    (a) altering, extending or accelerating the terms and conditions of vesting of any share options;

(b) extending the term of share options held by a person other than a person who, at the time of the extension, is an Insider, provided that the term does not extend beyond ten years from the date of grant;

(c) reducing the exercise price of share options held by a person other than a person who, at the time of the repricing, is an Insider;

(d) accelerating the expiry date in respect of share options;

(e) adding a cashless exercise feature to the Plan;

(f) determining the adjustment provisions pursuant to Section 10(a) hereof;

(g) amending the definitions contained within the Plan;

(h) amending or modifying the mechanics of exercise of share options; or

(i) amendments of a "housekeeping" nature.

However, without the prior approval of the shareholders, as may be required by any stock exchange or other regulatory body having jurisdiction, the Committee may not:

(a) make any amendment to the Plan to increase the percentage of Common Shares issuable on exercise of outstanding share options at any time pursuant to Section 5(a) hereof;

(b) change the manner of determining the minimum exercise price;

(c) reduce the exercise price of any outstanding share options held by Insiders;

(d) subject to Section 8, extend the term of any outstanding share option held by Insiders beyond the original expiry date of such share option;

(e) make any change to eligible participants which would have the effect of broadening or increasing Insider participation;

(f) make any amendment to increase the maximum limit on the number of securities that may be issued to Insiders pursuant to Section 5(a) hereof;

(g) make any amendment to the Plan that would permit an optionee to transfer or assign share options to a new beneficial optionee other than in the case of death of the optionee; or

(h) amend this Section 12.

In addition, no amendment to the Plan or share options granted pursuant to the Plan may be made without the consent of the optionee, if it adversely alters or impairs any share option previously granted to such optionee under the Plan.

3. by deleting section 5(a) of the Plan and replacing it with the following:

(a) subject to Clause 10 hereof, the maximum number of Common Shares issuable pursuant to the Plan shall be a "rolling" maximum equal to 10% of the Outstanding Common Shares from time to time, subject to the following limitations:

(i) the aggregate number of shares reserved for issuable pursuant to the Plan to any one person shall not exceed 5% of the Outstanding Common Shares;

(ii) the number of Common Shares reserved for Insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and Outstanding Common Shares;

(iii) the number of Common Shares issued to Insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and Outstanding Common Shares;

(b) any share options granted pursuant to the Plan shall be non-assignable;

The "reloading" of share options, as described in the Toronto Stock Exchange Staff Notice #2004-0002 is permitted under the Plan. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan, and any exercises of share options will make new grants available under the Plan effectively resulting in a re-loading of the number of share options available to grant under the Plan. No fractional Common Shares may be purchased or issued hereunder.

4. the share option plan of the Corporation as described under the heading "Share Option Plan" in the information circular relating to this meeting and as described above is hereby ratified, confirmed and approved;

5. any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution; and

6. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the proposed amendment to the Plan is conditional upon receipt of final approval from the TSX and the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors.

In order for the foregoing resolution to be passed, it must be approved a simple majority of the votes cast by shareholders who vote in person or by proxy at the Meeting on such resolution.

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the foregoing resolution ratifying and approving the Proposed Amendments.

PART IV - INFORMATION CONCERNING THE CORPORATION

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares, both of which are issuable in series. As at March 30, 2007, there were 46,145,069 Common Shares issued and outstanding and no first or second preferred shares issued and outstanding. Two persons present in person and holding or representing not less than five (5%) percent of the Common Shares entitled to vote thereat will constitute a quorum at the Meeting.

The holders of Common Shares are entitled to receive notice of all shareholders meetings (other than meetings of a class or series of shares of the Corporation other than the Common Shares) and to one (1) vote thereat for each share held. The holders of the Common Shares are entitled to receive such dividends as are declared by the Board of Directors on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of the Corporation ranking in priority to the Common Shares, and in respect of return of capital, the holders of Common Shares are entitled to share pro rata together with the holders of any other classes of shares ranking equally with the Common Shares in such assets of the Corporation as are available for distribution.

To the knowledge of the Directors or senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation as at the date hereof.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The information provided below relates to remuneration paid during the financial years ended December 31, 2006, December 31, 2005 and December 31, 2004 to the Corporation's Chief Executive Officer, the Chief Financial Officer and each of the Corporation's three most highly compensated executive officers (the "**Named Executive Officers**"). All figures are in Canadian dollars unless indicated otherwise.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Stephen A. Verhoeff President and Chief Executive Officer	2006 2005 2004	140,912[1] 227,513 219,300	Nil Nil 77,282[2]	Nil Nil Nil	Nil Nil 100,000	Nil Nil Nil	Nil Nil Nil	686,804 [3] 9,000[3] 9,000[3]
Steven L. Koles President and Chief Executive Officer	2006	78,686[4]	10,000[4]	Nil	100,000	Nil	Nil	2,830[5]
Cameron B. Olson Sr. Vice President & Chief Financial Officer	2006 2005 2004	201,201 167,888 157,500	78,100[6] Nil 57,360[6]	Nil Nil Nil	150,000 Nil 110,000	Nil Nil Nil	Nil Nil Nil	9,000[7] 9,000[7] 9,000[7]
Dean Ryerson Sr. Vice President & COO Agriculture	2006 2005	201,149 US 142,942 US[9]	25,000 US[8] 58,500 US	Nil Nil	Nil 100,000	Nil Nil	Nil Nil	12,000 US[9] 9,360[9]
Phil Gabriel General Manager, Precision Products	2006 2005 2004	159,000 159,000 159,000	Nil Nil 17,000	Nil Nil Nil	Nil Nil 10,000	Nil Nil Nil	Nil Nil Nil	34,217[10] 8,208[10] Nil
Michael Whitehead Chief Scientist, Hemisphere GPS	2006 2005 2004	161,655 US 148,173 US 141,075 US	20,000 US[11] Nil 30,053 US[11]	Nil Nil Nil	50,000 50,000 20,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Represents Mr. Verhoeff's salary until May 15, 2006, the date Mr. Verheoff resigned from his position as President and Chief Executive Officer of the Corporation.

(2) Represents bonus earned in 2004, of which $58,500 was paid in 2004 and $18,782 was paid in 2005.

(3) Mr. Verhoeff received a severance payment of $608,154, $74,900 in consulting fees and a car allowance of $750 per month prior to the date of his resignation.

(4) Mr. Koles joined the Corporation on September 8, 2006 with an annual base salary of $250,000. Mr. Koles earned a bonus of $10,000 in 2006 that was paid in 2007.

(5) Mr. Koles receives a car allowance of $750 per month.

(6) For 2006, Mr. Olson earned a bonus of $78,100, of which $53,100 was paid in 2006 and $25,000 was paid in 2007. In 2004, Mr. Olson earned a bonus of $57,360 in 2004, of which $43,500 was paid in 2004 and $13,860 was paid in 2005.

(7) Mr. Olson receives a car allowance of $750 per month.

(8) Mr. Ryerson earned a bonus of $25,000 CDN in 2006 which was paid in 2007.

(9) Mr. Ryerson joined the Corporation on April 9, 2005. He receives a car allowance of $1,000US per month.

(10) Represents commissions earned.

(11) Mr. Whitehead earned a bonus of $20,000 CDN in 2006 which was paid in 2007. Mr. Whitehead earned a bonus of $30,053 US in 2004, of which $1,800 US was paid in 2004 and $28,253 US was paid in 2005.

Share Option Grants

The Corporation has from time to time, issued share options to Directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Corporation and its subsidiaries. Pursuant to the Corporation's current Plan the aggregate number of Common Shares that may be issued pursuant to the exercise of share options shall not exceed 5,600,000 Common Shares (prior to the proposed amendments to the Plan disclosed in this Information Circular). The exercise price of such share options cannot be less than the market price of the Common Shares on the stock exchange on which such shares are then traded.

The following table details the grants of share options to purchase Common Shares of the Corporation to the Named Executive Officers during the financial year ended December 31, 2006.

Name	Options Granted in 2006	% of Total Options Granted to Employees[1]	Exercise Price ($/share)	Market Value of Common Share on the Date of Grant[2] ($/share)	Expiry Date
Stephen Verhoeff	Nil	N/A	N/A	N/A	N/A
Steven Koles	100,000	9.24%	$1.67	$1.67	September 6, 2011
Cameron Olson	150,000	13.86%	$1.70	$1.70	May 15, 2011
Dean Ryerson	Nil	N/A	N/A	N/A	N/A
Phil Gabriel	Nil	N/A	N/A	N/A	N/A
Michael Whitehead	50,000	4.62%	$1.65	$1.65	October 3, 2011

Notes:

(1) During the financial year ended December 31, 2006 a total of 1,067,500 share options to purchase Common Shares were granted under the Plan.

(2) Based on the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant.

Stock Option Exercises

The following table sets forth information with respect to share options exercised by the Named Executive Officers during the most recently completed financial year and their respective share option positions as at December 31, 2006.

Name	Options Exercised (#)	Aggregate Value Realized[1] ($)	Unexercised Options at December 31, 2006 Exercisable/ Unexercisable (#)	Value of Unexercised in-the-money Options at December 31, 2006 Exercisable/ Unexercisable[1] ($)
Stephen Verhoeff	Nil	Nil	Nil/Nil	Nil/Nil
Steven Koles	Nil	Nil	8,333/91,667	1,167/12,833
Cameron Olson	Nil	Nil	281,500/72,500	49,485/11,875
Dean Ryerson	Nil	Nil	55,560/44,440	Nil/Nil
Phil Gabriel	Nil	Nil	16,833/1,667	1,870/Nil
Michael Whitehead	10,000	5,000	58,196/81,804	8,595/17,305

Note:

(1) Based upon a closing price on the TSX of $1.89 per Common Share on December 31, 2006, less the exercise price.

Securities Authorized For Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans at December 31, 2006.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders[1]	3,002,631 Common Shares	$2.17	640,258 Common Shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,002,631 Common Shares	$2.17	640,258 Common Shares

Note:

(1) Relates to the Plan.

Executive Employment Contracts and Termination of Employment

The Corporation has entered into employment agreements with Messrs. Koles, Olson and Ryerson. They provide, *inter alia,* that if employment of Messrs. Koles, Olson, or Ryerson is terminated for any reason, other than for cause, they shall be entitled to certain termination payments ("**Termination Payments**"). Mr. Koles' agreement provides for a Termination Payment equal to the one year's salary plus a payment of 15% in lieu of benefits. Mr. Olson's agreement provides for a Termination Payment equal to the product of twelve, plus one for each completed year of service, times the monthly salary plus 15% in lieu of benefits, to a maximum of two years salary and benefits. Mr. Ryerson's agreement provides for a Termination payment equal to the product of twelve months, plus one month for each completed year of service, times the monthly salary, to a maximum of two years salary.

In the event that a change of control takes place, Messrs. Olson and Ryerson will not voluntarily leave the employment of CSI for six (6) months after the change, except with written approval. Mr. Koles' agreement provides that in the event of a change of control situation, he will not voluntarily leave the employ of the Corporation until six months after the change of control event has been affected, or after the change of control efforts have been terminated. Furthermore, in the event of a change of control situation, Mr. Koles agreement provides compensation equal to one times the current annual base salary if the employment agreement is terminated as a result of the change of control event, or if he accepts ongoing employment with a reduced title or responsibilities following the change of control.

Share Option Plan

The Plan permits the granting of share options to purchase Common Shares to officers, Directors and employees of, and key consultants to, the Corporation. Currently, a maximum of 5,600,000 Common Shares may granted pursuant to the Plan. Since the adoption of the original Plan in April, 1996, approximately 1,976,564 share options have been exercised under the Plan, leaving share options to purchase approximately 3,623,436 Common Shares or approximately 7.9% of the currently issued and outstanding number of Common Shares available for issuance under the Plan. As at March 30, 2007, there were share options to purchase 2,971,615 Common Shares (or approximately 6.4% of the Common Shares outstanding as at such date) outstanding under the Plan.

The current Plan, prior to the amendments proposed to the Plan under the heading "Ratification and Approval of Amendments to the Employee Share Option Plan" in this Information Circular, also provides, among other things, that:

1. any share options granted pursuant to the Plan shall expire not later than ten years after the date of grant;

2. any share options granted pursuant to the Plan shall be non-assignable;

3. the exercise price of any share options granted pursuant to the Plan shall not be lower than the market price of the Common Shares on the date of the grant, where the "market price" is defined as the closing trading price of the Common Shares on the TSX (as reported by such exchange) on the day immediately prior to the date of the grant;

4. the number of Common Shares issuable pursuant to the Plan to any one person shall not exceed 5% of the outstanding Common Shares; and

5. the aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time.

Compensation Committee

The Directors of the Corporation established a compensation committee (the "**Compensation Committee**") in May, 1996. The Compensation Committee is currently comprised of Barry D. Batcheller and Howard W. Yenke.

Neither of these Directors are executive officers of the Corporation and both are "independent" as defined in National Instrument 58-101 of the Canadian Securities Administrators. See Schedule "A" *Corporate Governance Disclosure* attached hereto.

The Compensation Committee is charged with the responsibility to oversee the approach of the Corporation to matters concerning Director, executive and employee compensation and, from time to time, to make recommendations to the Board of Directors with respect to such matters.

REPORT OF COMPENSATION COMMITTEE

TO: The Shareholders of CSI Wireless Inc.

Executive Compensation Strategy

The Corporation's executive compensation program is comprised of three components: salary, incentive compensation, and stock-based compensation. The objectives of the program are to attract and retain high quality employees, and to motivate performance by tying total compensation to improvement in the Corporation's long-term financial success, measured in terms of financial performance and growth in the share value.

Base Salaries

Salaries of the executive officers are reviewed annually based on individual performance, responsibility and experience. The Corporation participates in industry salary surveys, if necessary, to ensure that salaries offered to executives are competitive among industry peer companies of similar size. During 2006, the Corporation engaged Hay Group Limited to assist in the development of a comprehensive compensation program that will ensure that the Corporation remains externally competitive. The program will apply to all employees of the Corporation, including officers

Incentive Compensation Plan

The Corporation has established an incentive compensation plan for its executive officers based upon the financial performance of the Corporation for the applicable financial year and the individual performance of the executive officers. The structure and performance targets of the incentive compensation plan are reviewed annually, and are approved by the Compensation Committee. Bonuses may also be paid to certain executive officers upon the completion of certain significant events as approved by the Compensation Committee.

During 2006, financial targets relating to corporate revenues and profitability were not met, as a result, no incentive compensation was paid to executive officers under the executive compensation plan relating to corporate performance. Individual bonuses were awarded to certain executive officers based upon the evaluation of their performance relative to expectations and with the approval of the Compensation Committee. No waivers or adjustments of performance criteria were made with respect to any incentive compensation plans for the Named Executive Officers.

In connection with the restructuring of the executive management team in May 2006, the Compensation Committee approved an incentive compensation plan under which Cameron Olson, the Chief Financial Officer, was eligible to earn incentive compensation equal to 25% of base salary while serving as Interim President of the Corporation. The incentive plan was focused on retention and increased responsibilities and provided for the payment of the award upon the hiring of a permanent president and chief executive officer. The award was paid following the hiring of Steven Koles as President and Chief Executive Officer of the Corporation.

Stock-Based Compensation

Share options under the Corporation's share option plan are granted to executive officers based upon their performance, the performance of the Corporation and the competitive practices of comparable companies. The awarding of share options serves to motivate the executive officers to focus on the long term interests of the

Corporation, which is consistent with the interests of the Corporation's shareholders. Share options are granted at the market price in effect at the time of the grant and the ultimate realizable value of the executives' option grants is entirely dependent on the appreciation in the market price of the Common Shares after the date of the grant.

CEO Compensation

The Chief Executive Officer's responsibility is to provide direction and leadership in setting and achieving goals which will create value for the Corporation's shareholders. During 2006, the Corporation had two Chief Executive Officers. From January 1, 2006 until May 13, 2006, Stephen A. Verhoeff was Chief Executive Officer of the Corporation and received a base salary of $140,912. From September 8, 2006 to December 31, 2006 Steven L. Koles was Chief Executive Officer of the Corporation and received base salary payments of $78,686. In addition, Mr. Koles was awarded a bonus of $10,000 by the Compensation Committee for individual performance relative to expectations. During 2006, the Corporation's Chief Executive Officers were compensated with an annualized total base salary of $219,598.

Mr. Koles' compensation package was established following review of published data in respect of chief executive officer compensation within the industry and based upon consideration of Mr. Koles' experience. This review included publicly available information for small-cap and mid-cap technology-related companies in the local and national regions.

This information does not include the compensation paid to Michael J. Lang, the Chairman of the Board of Directors, for the period of time from May 15 to September 8, 2006 when he acted as Interim Chief Executive Officer. Details regarding compensation paid to Mr. Lang during that period are described under the section "Compensation of Directors".

In addition to salary, the Chief Executive Officer has the ability to receive share option grants. The intent of the share option opportunity is to provide the Chief Executive Officer with incentive to strategically grow the Corporation with such growth to be reflected in the market price of the Corporation's Common Shares, thereby benefiting both the Chief Executive Officer and the shareholders of the Corporation. In 2006, Mr. Koles was granted 100,000 share options.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. Through the plans described above, a significant portion of the Corporation's executive compensation is based on individual and corporate performance and industry-competitive pay practices. The Compensation Committee and the Board of Directors will continue to review compensation policies to ensure that they are competitive within the industry in which the Corporation operates and consistent with the performance of the Corporation.

Presented by the Compensation Committee:

Barry D. Batcheller
Howard W. Yenke

Performance Graph

The following graph compares the Corporation's cumulative total shareholder return (assuming an investment of $100 on December 31, 2001) on the Common Shares of the Corporation during the period ended December 31, 2006, with the cumulative total return of the TSX 300 Composite Index for the same period.


300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
CSI
S&P/TSX

	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006
CSI	100	74	114	258	88	111
S&P/TSX Composite Index	100	88	111	127	158	185

Compensation of Directors

Directors who are also executive officers of CSI do not receive compensation for acting in their capacities as directors. Directors of the Corporation who are not executive officers may receive compensation for serving in their capacity as such as determined by the Compensation Committee. An aggregate of $346,303 CDN was paid to Directors for serving in such capacity during the financial year ended December 31, 2006. Included in the aggregate amount paid to the Directors is $63,685 paid to Michael Lang for additional services performed in his capacity as interim Chief Executive Officer from May 15 to September 8, 2006, $30,336 paid to Michael Lang in his capacity as Chairman of the Board and $120,705 US paid to Richard Heiniger for Directors fees and executive services provided in his capacity as Director and Vice-Chairman from May 15 to December 31, 2006. All Directors are reimbursed for out-of-pocket expenses incurred in connection with the performance of their duties.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The aggregate indebtedness to the Corporation of all senior officers and directors of the Corporation was US$683,668 as at March 30, 2007. Details with respect to the outstanding indebtedness are set forth below:

Name and Principal Occupation	Involvement of the Corporation	Largest Amount Outstanding from January 1, 2006 to December 31, 2006 ($)	Amount Outstanding at March 30, 2007 ($)	Financially Assisted Securities Purchases from January 1, 2005 to December 31, 2006 (#)	Security for Indebtedness
Scott Terry Chief Engineer, Wireless	Lender	US$22,244	Nil	Nil	Security on the Common Shares issued and bonus payments
RHS, Inc., Controlling shareholder is Richard Heiniger	Lender	US$829,747	US$683,668	Nil	See below

Except as set forth below, no Director, executive officer or other senior officer of the Corporation, or any associate of any such Director or officer, is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries nor is, or at any time since the beginning of the most recently completed financial year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Scott Terry

In relation to the purchase of Wireless Link Corporation by CSI in June 2000, Mr. Scott Terry, the former Chief Engineer of the Corporation, issued a promissory note payable to the Corporation allowing for the purchase of shares of Wireless Link Corporation. In addition, the Corporation prepaid the withholding taxes on incentive shares that were issued in 2001 to Mr. Terry. The total of these two amounts was US$55,611. Effective 2003, the Corporation agreed to forgive the repayment over a 5 year period, rather than Mr. Terry receiving bonuses to repay such amount. On May 19, 2006 Mr. Terry resigned as Chief Engineer of the Corporation following the divestiture of the Fixed Wireless Telephone product line, and the US$22,244 owing to the Corporation was forgiven. Neither Mr. Terry or the Corporation have any outstanding obligations under the loans.

RHS, Inc.

On April 8, 2005, the Corporation completed the acquisition of the Outback business assets from RHS, Inc. ("**RHS**"), a company that is controlled by Richard Heiniger, a Director of the Corporation. Subsequent to the acquisition, the Corporation has entered into transactions with RHS, including the lease of a building, the sharing of employees and the use of a chartered aircraft owned by RHS. In addition, under the Outback business acquisition agreement, RHS has indemnified the Corporation for a share of the costs associated with certain claims against the Corporation, the payment for which is not due until the related claim is settled or terminated.

In connection with the indemnification described in the previous paragraph, 450,000 Common Shares of the Corporation are held in escrow as security for amounts owing to the Corporation under the indemnification. These Common Shares will remain in escrow until the earlier of the settlement of the associated claims or April 8, 2015.

Amounts owing to the Corporation in 2006 related to the above related party transactions are more fully described in the notes to the Corporation's consolidated financial statements for the year ended December 31, 2006, which are available on the internet on CSI's SEDAR profile at www.sedar.com.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

Management of the Corporation is not aware of any material interest of any Director or nominee for Director, or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, other than the election of directors or except as disclosed elsewhere in this Information Circular or as described below.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of Directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special and Annual Meeting of Shareholders. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

The Corporation will provide, without charge to a security holder, a copy of CSI's latest annual information form and any documents incorporated therein by reference, the 2006 annual report to shareholders containing comparative financial statements for 2006 together with the auditors' report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this information circular upon request to the Chief Financial Officer and Vice President Finance, 4110 – 9th Street SE, Calgary, Alberta, T2G 3C4. If you wish, this information may also be accessed on CSI's website (www.csi-wireless.com) or on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE

Corporate governance disclosures and policies required by National Instrument 58-101 are attached to this Information Circular as "Schedule A."

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance disclosures are required by National Instrument 58-101 – Disclosure of Corporate Governance Practices to be included in this Management Proxy Circular.

- **Board of Directors**

Disclose the identity of directors who are independent.

Paul L. Camwell, Paul G. Cataford, Michael J. Lang, Howard W. Yenke, Barry D Batcheller and John Tye III are independent within the meaning of National Instrument 58-101. These Directors are not a part of CSI Wireless' management and do not have any direct or indirect material relationship with the Corporation which could or could reasonably be expected to interfere with the exercise of the Directors' independent judgement.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Richard Heiniger is not independent as he was President of Hemisphere GPS LLC, a wholly-owned subsidiary of CSI from April 2005 to May 2006.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

There are seven Directors in total, six of whom are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of Director	Name of Other Reporting Issuers
Michael Lang	A member of the board, and chairs the audit committee of Dynetek Industries Ltd.
Howard Yenke	N/A
Paul Camwell	N/A
Paul Cataford	A member of the board of Sierra Wireless Inc.
Richard Heiniger	N/A
John Tye III	N/A
Barry Batcheller	N/A

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Compensation Committee and the Audit Committee are all composed entirely of independent Directors. These committees hold regular meetings without the attendance of non-independent Directors.

Commencing in 2006, the CSI Wireless board ("**the Board**") began adding a standing or regular item to its agendas so that at all Board meetings, there is time available for the independent Directors to meet alone, apart from the non-independent Directors. However, following the resignation of Stephen Verhoeff as a Director and CEO and the resignation of Richard Heiniger, as President of Hemisphere GPS LLC, in May 2006, it has been determined that because of the significant number of independent Directors on the board separate meetings of the independent Directors are no longer required.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board, Michael Lang, is an independent Director within the meaning of NI 58-101.

Disclose the attendance record of each directors for all board meetings held since the beginning of the issuer's most recently completed financial year.

Michael Lang – 100%

Paul Camwell – 87.5%

Paul Cataford – 100%

Howard Yenke – 100%

Stephen Verhoeff – 100% before resigning from the Board on May 12, 2006

Rick Heiniger – 100%

John M. Tye III - 100%

Barry D. Batcheller - 100%

Brian J. Hamilton – Mr. Hamilton did not attend any meetings of the Board in the year ended December 31, 2006, and resigned from the Board on May 24, 2006.

- **Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.**

The Mandate of the Board is attached to this Information Circular as Schedule B.

- **Position Descriptions**

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed a position description for the Board chairman. The Board has also developed specific Terms of Reference for each of its standing committees. The terms describe the committees and by inference their chairs' roles. The Terms of Reference for the Audit Committee ("**Schedule C**"),

Compensation Committee ("**Schedule D**") and Corporate Governance Committee ("**Schedule E**") are attached.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and the CEO have developed a written position description for the CEO.

- **Orientation and Continuing Education**

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

The Corporate Governance Committee, by its terms of reference ("**Schedule E**"), is responsible to develop an orientation and education program for new recruits to the Board. The committee assesses new Directors' knowledge of the Corporation's business (products, industries, technologies, competition, etc.), identifies areas where more information is necessary, and provides that information through reference materials, meetings with staff, and through other means. In addition, the Committee provides new Directors with copies of the Board's mandate, the standing committees' Terms of Reference, and other documentation.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Board members pursue continuing education opportunities as considered appropriate by the particular Board member. For example, a Board member has taken and graduated from the Institute of Corporate Directors' "Directors Education Program." In order to ensure that the Board remains knowledgeable about relevant technologies and industries, Board members receive regular technical or other relevant presentations as part of Board meetings and otherwise as considered necessary, and tour CSI facilities.

- **Ethical Business Conduct**

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code

The Board has adopted a written Code of Conduct ("**Code**") for all Directors, officers and employees.

Disclose how a person or company may obtain a copy of the code

The Code is posted on CSI's internal and external Internet websites, and has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code

All CSI Directors, officers and employees must sign a form saying they will comply with the Code of Conduct. The Code includes specific procedures for anyone wanting to report a perceived violation of the Code. These procedures include access to an anonymous "whistle-blower hotline" (overseen by a third-party organization) that relays Code concerns directly to the Audit Committee. The Audit Committee has a standing or regular item on its meeting agendas to ensure that any submissions to the "whistle-blower hotline" are addressed promptly and thoroughly.

Provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There were no material change reports filed pertaining to any departures from the Code.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Board members and executive officers are required to declare the nature and extent of any material interest in any transactions or agreements and may not vote in relation to any such matter. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Due to the fact CSI has a Code of Conduct, an effective procedure for monitor and enforcing the Code, a Board Mandate, Board chairman position description, and committee Terms of Reference, we see no need at this time for additional steps.

- **Nomination of Directors**

Describe the process by which the board identifies new candidates for board nomination.

The Board's Corporate Governance Committee is responsible to develop and maintain a list of potential candidates for Board membership when necessary, and to review, interview, and recommend nominees to the full Board. Other Board members and management may also provide recommendations for nominees. Nominees must possess general business management experience, together with specific experience in areas of strategic interest to CSI. Nominees must also be willing and able to devote the required time and energy to Board responsibilities, and to support the Corporation's mission and strategic objectives.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee, which is responsible for nominating Directors, is comprised of two independent Directors.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board's Corporate Governance Committee, when the need for Board nominations arises, compiles and reviews a list of potential Board members and makes recommendations to the Board.

- **Compensation**

Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Compensation Committee is responsible to review Directors' and officers' compensation, and where appropriate to make recommendations to change the compensation. To make its recommendations, the Committee takes into account the nature and amount of compensation paid to Directors and officers of comparable publicly traded Canadian companies and the circumstances of the Corporation.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is comprised entirely of independent Directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee is charged with the responsibility to oversee the approach of the Corporation to matters concerning Director, executive and employee compensation and, from time to time, to make recommendations to the Board of Directors with respect to such matters.

See the Compensation Committee's Terms of Reference in the attached "Schedule D".

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

During 2006, the Corporation engaged Hay Group Limited to assist in the development of a comprehensive compensation program that will ensure that the Corporation remains externally competitive. The program will apply to all employees of the Corporation, including officers, but does not apply to Directors. The consultant provided no other services to the Corporation during the year.

- **Other Board Committees**

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

See the Corporate Governance Committee's Terms of Reference in the attached "Schedule E".

- **Assessments**

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee is responsible by its Terms of Reference for periodically assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual Directors. The Committee conducts an annual review by circulating questionnaires to each Director. In the questionnaires, the Directors assess their own performance and that of their colleagues. The resulting information is returned to the chairman for review.

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of the Company is responsible for the stewardship of the Company. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Company. In general terms, the Board will endeavour to:

A. in consultation with the chief executive officer of the Company (the "CEO"), define the principal objective(s) of the Company;

B. supervise the management of the business and affairs of the Company with the goal of achieving the Company's principal objective(s) as defined by the Board;

C. discharge the duties imposed on the Board by applicable laws; and

D. for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board, through discussion with the CEO and other management, will endeavour to perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

a. require the CEO to present annually to the Board a strategic business plan for the Company's business, which must:

    (i) be designed to achieve the Company's principal objectives,

    (ii) identify the principal strategic and operational opportunities and risks of the Company's business, and

    (iii) be approved by the Board as a pre-condition to the implementation of such plan;

b. review progress towards the achievement of the goals established in the strategic, operating and capital plans;

c. review the principal risks of the Company's business identified by the CEO and review management's implementation of appropriate systems and the steps the Company is undertaking to manage these risks;

d. approve the annual operating and capital budgets and any subsequent revisions thereof;

e. approve issuances of additional common shares or other securities to the public;

Monitoring and Acting

f. monitor the Company's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

g. monitor overall human resource policies and procedures, including compensation and succession planning;

Management and Organization

h. appoint the CEO and determine the terms of the CEO's employment with the Company;

i. in consultation with the CEO, develop a position description for the CEO;

j. evaluate the performance of the CEO periodically;

k. in consultation with the CEO, establish the limits of management's authority and responsibility in conducting the Company's business;

l. in consultation with the CEO, appoint all officers of the Company and approve the terms of each officer's employment with the Company;

m. receive periodically from the CEO the CEO's evaluation of the performance of each senior officer who reports to the CEO;

n. develop a system under which succession to senior management positions will occur in a timely manner;

o. approve any proposed significant change in the management organization structure of the Company;

p. approve all retirement plans, if any, for officers and employees of the Company;

q. in consultation with the CEO, establish a communications policy for the Company, including measures for receiving feedback from stakeholders;

r. generally provide advice and guidance to management;

Finances, Controls and Compliance Reporting

s. discuss with management the Company's systems to manage the risks of the Company's business and whether such systems are appropriate in the circumstances;

t. consider the appropriateness of the Company's capital structure;

u. review with management the procedures and controls in place to ensure that the financial performance of the Company is properly reported to shareholders, other security holders and regulators on a timely and regular basis and whether such systems are appropriate in the circumstances;

v. in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of the Company and a process to monitor compliance with those standards;

w. review with management the processes and systems designed to ensure compliance with applicable laws by the Company and its officers and employees and whether such systems are appropriate in the circumstances, including a review of the procedures implemented by management and the board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company;

x. review with management the steps taken by the Company to maintain the integrity of internal control and information systems, including maintenance of all required records and documentation;

y. review and approve material contracts to be entered into by the Company;

z. recommend to the shareholders of the Company a firm of chartered accountants to be appointed as the Company's auditors;

aa. take all necessary actions to gain reasonable assurance that all financial information made public by the Company (including the Company's annual and quarterly financial statements) is accurate and complete and represents fairly the Company's financial position and performance;

Governance

bb. in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

cc. facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

(i) selecting nominees for election to the Board,

(ii) appointing a Chairman of the Board who is not a member of management;

(iii) appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate,

(iv) defining the terms of reference of each committee of the Board,

(v) implementing processes to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director,

(vi) establishing a system to enable any director to engage an outside adviser at the expense of the Company;

dd. review periodically the adequacy and form of the compensation of directors;

Delegation

ee. the Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board;

Meetings and Composition

ff. the Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair;

gg. a majority of the Board members should be "independent" directors as such term is defined in Multilateral Instrument 52-110 – "Audit Committees";

hh. where practicable, meeting materials will be sent to Board members prior to Board meetings and members of the Board are expected to review such materials in advance of any Board meeting;

ii. minutes of each meeting shall be prepared;

jj. the Chief Executive Officer or his designate(s) may be present at all meetings of the Board;

kk. Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board;

ll. from time to time as required, members of the Board who are "independent" directors will meet separately from directors who are members of management, to discuss any matters raised by an "independent" director;

Report/Authority

mm. following each meeting, the secretary of such meeting will promptly report to the Board by way of providing draft copies of the minutes of the meetings;

nn. supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer;

oo. the Board shall have the authority to review any corporate report or material and to investigate activity of the Company and to request any employees to cooperate as requested by the Board;

pp. the Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Company.

SCHEDULE C

AUDIT COMMITTEE TERMS OF REFERENCE

1. **Establishment of Audit Committee:** The board of directors (the "Board") hereby establish a committee to be called the Audit Committee (the "Committee").

2. **Membership:** The Committee shall be composed of three members or such greater number as the Board may from time to time determine, all of whom shall be "independent", as such term is defined in Multilateral Instrument 52-110, "Audit Committees" ("MI 52-110"). Members shall be appointed periodically from among the "independent" members of the Board. All members of the Committee shall be financially literate, being defined under MI 52-110 and herein as having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company's financial statements.

3. **Mandate:** The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities.

Audit Committee Purpose

Through discussion with management and the external auditors of the Company, the Audit Committee will be responsible to:

- Monitor the management of the principal risks that could impact the financial reporting of the Company;
- Monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
- Oversee and monitor the independence and performance of the Company's external auditors;
- Provide an avenue of communication among the external auditors, management and the Board of Directors, including the resolution of disagreements between management and the external auditors regarding financial reporting;
- Encourage adherence to, and continuous improvement of, the Company's policies, procedures, and practices at all levels;
- Monitor compliance with legal and regulatory requirements; and
- Ensure that effective procedures are in place for the anonymous submission, receipt, retention and treatment of complaints and concerns regarding accounting, internal control and auditing matters.

Audit Committee Duties and Responsibilities

Primarily through review and discussion with management and the external auditors, the Audit Committee is responsible to:

Review Procedures

(a) Review periodically the Committee's Terms of Reference;

(b) Review the Company's annual audited financial statements and related documents, including the press release and MD&A, prior to filing or distribution. Review should include discussion with management and external auditors of significant issues regarding accounting principles, practices, and significant management estimates and judgments;

(c) Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(d) Review any significant disagreements among management and the independent auditors in connection with the preparation of the financial statements;

(e) Periodically, in consultation with management and external auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures;

(f) Review risk management policies and procedures of the Company (i.e., litigation and insurance);

(g) Periodically review and assess the adequacy of the procedures that are in place for the review of the Company's public disclosure of financial information extracted from or derived from the Company's financial statements;

(h) Review significant findings prepared by the external auditors together with management's responses;

(i) Review the principal risks affecting financial reporting;

(j) Review with financial management and the external auditors, and approve, the company's quarterly financial results and related documents, including the quarterly press releases and MD&A, prior to the public release. By approval of these Terms of Reference for the Audit Committee, the Board delegates the authority to approve these documents on behalf of the Board;

(k) Discuss any significant changes to the Company's accounting principles prior to their adoption. The Chair of the Committee may represent the entire Audit Committee for purposes of this review;

External Auditors

(l) The external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the external auditors or approve any discharge of auditors when circumstances warrant;

(m) Approve the fees and other significant compensation to be paid to the external auditors;

(n) On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the auditors' independence;

(o) Review the external auditors' audit plan - discuss and approve audit scope, staffing, locations, reliance upon management, and general audit approach;

(p) Prior to releasing the year-end financial results, discuss the results of the audit with the external auditors. Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

(q) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in the Company's financial reporting;

(r) Approve all non-audit services to be provided to the Company by the external auditors' firm, prior to such services being performed, except that by approval of these terms of reference, the Audit Committee hereby approves the following non-audit services to be provided by the external auditors:

  (i) Tax services connected with the preparation of the Company's tax returns, or the tax returns of any of its subsidiaries; and

  (ii) Due diligence and tax services connected with any mergers, acquisitions or dispositions being considered by the Company;

(s) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present or former auditors;

(t) When there is to be a change in external auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;

Legal Compliance

(u) On at least an annual basis, review with the Company's counsel any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies; and

Other Audit Committee Responsibilities

(v) Periodically assess the effectiveness of the committee against its terms of reference and report the results of the assessment to the Board.

4. **Administrative Matters:** The following general provisions shall have application to the Committee:

(a) The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties;

(b) Two members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. Meetings may occur via telephone or teleconference;

(c) Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its independent members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains;

(d) The Committee shall meet at least four times per year and/or as deemed appropriate by the Chair;

(e) If deemed necessary by the Chair, agendas shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings;

(f) Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chief Executive Officer by the Board Chair;

(g) The Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee;

(h) The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all respects at such meetings shall be determined by the Committee, unless otherwise determined by the by-laws of the Company or by resolution of the Board;

(i) Unless otherwise designated by the Board, the members of the Committee shall elect a Chairman from among the members and the Chairman shall preside at all meetings of the Committee. The Chairman of the Committee shall have a second and deciding vote in the event of a tie. In the absence of the Chairman, the members of the Committee shall appoint one of their members to act as Chairman;

(j) Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

SCHEDULE D

COMPENSATION COMMITTEE TERMS OF REFERENCE

1. **Establishment of Compensation Committee:** The board of directors (the "Board") hereby establish a committee to be called the Compensation Committee (the "Committee").

2. **Membership:** The Committee shall be composed of two members or such greater number as the Board may from time to time determine, of whom the majority shall be "independent" directors as defined in Multilateral Instrument 52-110 "Audit Committees". Members shall be appointed periodically from among the members of the Board.

3. **Mandate:** The Committee shall, in addition to any other duties and responsibilities specifically delegated to it by the Board, generally assume responsibility for overseeing the approach of the Company to matters concerning director, executive and employee compensation and, from time to time, shall review and make recommendations to the Board as to such matters. Specifically, the Committee will have the authority and responsibility for:

   (a) reviewing on a periodic basis the compensation of the Board, considering whether such compensation is appropriate in the circumstances giving consideration to the market for companies of similar size and nature, and to the circumstances of the Company, and recommending to the Board changes in director compensation based upon such review;

   (b) reviewing on a periodic basis the compensation of the Senior Executives of the Company, considering whether such compensation is appropriate in the circumstances giving consideration to the market for companies of similar size and nature, and to the circumstances of the Company, and recommending to the Board changes in executive compensation based upon such review;

   (c) reviewing, on a periodic basis the compensation program of the Company, considering whether such compensation is appropriate in the circumstances giving consideration to the market for companies of similar size and nature, and to the circumstances of the Company, and approving changes to the compensation program. For this purpose, the compensation program of the Company will include salaries, benefit programs, stock-based compensation programs, incentive compensation programs, and all other items impacting the compensation of all employees of the Company;

   (d) make recommendations to the board of directors regarding appointments of corporate officers and senior management;

   (e) monitoring the human resources practices of the Company, including the development and implementation of policies, performance management and other processes impacting employee recruitment and retention;

   (f) reviewing corporate goals and objectives relevant to Chief Executive Officer compensation and together with the independent directors determine and approve the Chief Executive Officer's compensation based on evaluation from the Chairman of the Board;;

   (g) making recommendations to the board of directors with respect to compensation of executive officers other than the Chief Executive Officer and incentive compensation and equity based plans that are subject to board approval;

(h) reviewing annually and recommending for approval to the board of directors the executive compensation disclosure and "Report of the Compensation Committee" disclosure of the Company in its information circular; and

(i) review periodically the Committee's Terms of Reference.

4. **Administrative Matters:** The following general provisions shall have application to the Committee:

(a) the Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Company;

(b) two members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. Meetings may occur via telephone or teleconference;

(c) any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains;

(d) the Committee shall meet at least two times per year and/or as deemed appropriate by the Chair;

(e) if deemed necessary by the Chairman, agendas shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings;

(f) any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chief Executive Officer by the Board Chair;

(g) the Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee;

(h) the time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all respects at such meetings shall be determined by the Committee, unless otherwise determined by the by-laws of the Company or by resolution of the Board;

(i) unless otherwise designated by the Board, the members of the Committee shall elect a Chairman from among the members and the Chairman shall preside at all meetings of the Committee. The Chairman of the Committee shall have a second and deciding vote in the event of a tie. In the absence of the Chairman, the members of the Committee shall appoint one of their members to act as Chairman. Notwithstanding the foregoing, in all circumstances the Chairman must be an independent director, unrelated to the Company; and

(j) minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

SCHEDULE E

CORPORATE GOVERNANCE COMMITTEE TERMS OF REFERENCE

1. **Establishment of Corporate Governance Committee:** The board of directors (the "Board") hereby establish a committee to be called the Corporate Governance Committee (the "Committee").

2. **Membership:** The Committee shall be composed of two members or such greater number as the Board may from time to time determine, of whom the majority shall be "independent" directors as defined in Multilateral Instrument 52-110 "Audit Committees". Members shall be appointed periodically from among the members of the Board.

3. **Mandate:** The Committee shall, in addition to any other duties and responsibilities specifically delegated to it by the Board, generally assume responsibility for developing the approach of the Company to matters concerning corporate governance and, from time to time, shall review and make recommendations to the Board as to such matters. Specifically, the Committee will have the authority and responsibility for:

   (a) periodically review the mandates of the Board and the terms of reference of its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

   (b) reviewing and recommending to the Board the disclosure of corporate governance practices to be included in the Company's annual report or information circular as required by any regulatory authority;

   (c) to make assessments and recommendations to the Board as to which directors should be classified as "independent" directors pursuant to Multilateral Instrument 52-110 "Audit Committees".for any such report or circular;

   (d) reviewing on a periodic basis the composition of the Board and considering whether an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

   (e) assessing, periodically, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including considering the appropriate size of the Board;

   (f) establishing criteria for potential candidates for Board membership and have such criteria approved by the Board;

   (g) the retention and termination of any search firms used to identify director candidates including sole authority to approve the search firms' fees and other retention terms;

   (h) identifying individuals qualified to become Board members, consistent with criteria approved by the Board and maintaining a list of potential candidates for Board membership and where appropriate, interviewing potential candidates for board membership;

   (i) to develop for approval by the Board, when necessary, an orientation and education program for new recruits to the Board;

   (j) establish, review and update periodically (as required) a code of business conduct and ethics (the "Code") and review the system that management has established to monitor compliance with this Code;

(k) review management's monitoring of the Company's compliance with the organization's Code;

(l) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(m) to develop and recommend to the Board for approval and periodically review structures and procedures designed such that the Board can function independently of management;

(n) review periodically the Committee's Terms of Reference; and

(o) to review and consider the engagement at the expense of the Company of professional and other advisors by any individual director when so requested by any such director.

4. **Administrative Matters:** The following general provisions shall have application to the Committee:

(a) the Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Company;

(b) two members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. Meetings may occur via telephone or teleconference;

(c) any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains;

(d) members should have or obtain sufficient knowledge of the Company's corporate governance requirements to assist in providing advice and counsel on ongoing compliance and improvements to the Company's corporate governance activities;

(e) the Committee shall meet at least two times per year and/or as deemed appropriate by the Chair;

(f) if deemed necessary by the Chairman, agendas, shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings;

(g) any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chief Executive Officer by the Board Chair;

(h) the Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee;

(i) the time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all respects at such meetings shall be determined by the Committee, unless otherwise determined by the by-laws of the Company or by resolution of the Board;

(j) unless otherwise designated by the Board, the members of the Committee shall elect a Chairman from among the members and the Chairman shall preside at all meetings of the Committee. The Chairman of the Committee shall have a second and deciding vote in the event of a tie. In the absence of the Chairman, the members of the Committee shall appoint one of their members to act as Chairman. Notwithstanding the foregoing, in all circumstances the Chairman must be an independent director, unrelated to the Company; and

(k) minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

SCHEDULE F

SHARE OPTION PLAN, INCLUDING PROPOSED AMENDMENTS

1. INTERPRETATION:

For the purposes of this Share Option Plan, the following terms shall have the following meanings:

a. **"Blackout Period"** means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an share option;

b. **"Change of Control"** means any of the following:

i. The sale by the Corporation of all of the assets of the Corporation or substantially all of the assets of the Corporation;

ii. The acquisition by any Person (whether from the Corporation or from any other Person) of Common Shares or other securities of the Corporation having rights of purchase, conversion or exchange into Common Shares which together with securities of the Corporation held by such Person, together with Persons acting jointly or in concert (as those terms are defined by the *Securities Act* (Alberta)) with such Person, exceeds 51% of the issued and Outstanding Common Shares (assuming, for either test, the purchase, conversion or exchange of such other securities, whether then purchasable, convertible or exchangeable or not, into the highest number of Common Shares, such Person or Persons would be entitled to); or

iii. the amalgamation or merger of the Corporation with or into any one or more other corporations (other than: (a) an amalgamation or merger of the Corporation with or into a subsidiary (as such term is defined in the Alberta Business Corporations Act) of the Corporation; or (b) an amalgamation or merger of the Corporation unanimously recommended by the Board of Directors provided that the former holders of Common Shares receive, in the aggregate and in their capacities as such, shares of the amalgamated or merged Corporation having attached thereto not less than 51% of the votes attached to all shares of such amalgamated or merged Corporation);

iv. the election at a meeting of the Corporation's shareholders of that number of persons which would represent a majority of the Board of Directors as directors of the Corporation, who are not included in the slate for election as directors proposed to the Corporation's shareholders by management of the Corporation;

v. the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii) or (iv) referred to above; or

vi. a determination by the Board of Directors that there has been a change, whether by way of a change in the holding of Common Shares, in the ownership of the Corporation's assets or by any other means, as a result of which any person or group of persons acting jointly or in concert is in a position to exercise effective control of the Corporation.

c. **"Common Shares"** means common shares in the capital of the Corporation;

d. **"associate"** and **"affiliate"** have the meanings set forth in the *Securities Act* (Alberta);

e. **"Insider"** means an insider as defined in the Company Manual of the Toronto Stock Exchange, as amended from time to time;

f. **"Outstanding Common Shares"** means the issued and outstanding Common Shares on a non-diluted basis; and

g. **"Person"** includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative and any national, provincial, state or municipal government.

2. Purpose of Plan

The purpose of the Share Option Plan (the **"Plan"**) is to develop the interest of officers, directors, employees and certain key consultants (**"service providers"**) (where permissible) of the Corporation and its subsidiaries (if any) in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity through share options to acquire an increased proprietary interest in the Corporation.

3. Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the **"Committee"**) pursuant to rules of procedure fixed by the Board of Directors.

4. Granting of Options

The Committee may from time to time designate directors, officers or full-time employees of the Corporation or of any of its subsidiaries or service providers to whom share options to purchase Common Shares may be granted (the **"Optionees"** or **"Participants"**) and the number of the Common Shares to be optioned to each such Optionee.

5. Limitations to the Plan

Notwithstanding any other provision of the Plan:

a. subject to Clause 10 hereof, the maximum number of Common Shares issuable pursuant to the Plan shall be a "rolling" maximum equal to 10% of the Outstanding Common Shares from time to time, subject to the following limitations:

   i. the aggregate number of shares reserved for issuable pursuant to the Plan to any one person shall not exceed 5% of the Outstanding Common Shares;

   ii. the number of Common Shares reserved for Insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and Outstanding Common Shares;

   iii. the number of Common Shares issued to Insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and Outstanding Common Shares;

b. any share options granted pursuant to the Plan shall be non-assignable;

The "reloading" of share options, as described in the Toronto Stock Exchange Staff Notice #2004-0002 is permitted under the Plan. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan, and any exercises of share options will make new grants available under the Plan effectively resulting in a re-loading of the number of share options available to grant under the Plan. No fractional Common Shares may be purchased or issued hereunder.

6. Vesting

The Committee may, in its sole discretion, determine the time during which share options shall vest and the method of vesting, or that no vesting restriction shall exist. Further, the Committee may, in its sole discretion at any time or in the share option agreement in respect of any share options granted, accelerate or provide for the acceleration of, vesting of share options previously granted.

7. Option Price

The exercise price of share options granted pursuant to the Plan shall be fixed by the Committee when the share option is granted, provided that such price shall not be less than the market price of the Common Shares on the day immediately prior to the date of the grant. "**Market price**", on any date, shall be the closing trading price of the Common Shares on the Toronto Stock Exchange (as reported by such exchange) on that date or, in the absence of a closing price on such date, on the most recent date (not exceeding 10 days) prior to such date or, if the Common Shares are not listed on the Toronto Stock Exchange, on such other stock exchange as the Committee may designate and, otherwise, shall be as determined by the Committee.

8. Option Terms

The period during which a share option is exercisable shall, subject to the provisions of the share option providing for the acceleration or earlier termination of the exercise period thereunder, be such period as may be determined from time to time by the Committee provided that any share options granted pursuant to the Plan shall expire not later than ten years after the date of grant. Each share option shall, among other things, contain provisions to the effect that the share option shall be personal to the optionee and shall not be assignable, mortgaged, pledged, hypothecated or otherwise dealt with in any manner whatsoever. In addition, each share option shall provide that:

a. upon the death of the optionee, the share option shall terminate on the date determined by the Committee which shall not be more than twelve months from the date of death; and

b. if the optionee shall no longer be a director, officer or employee of, or a key consultant to, either the Corporation or a subsidiary of the Corporation the share option shall terminate on the expiry of the period (the "**Termination Date**") not in excess of 90 days following the date that the optionee ceases to be a director, officer or an employee of, or service provider to, either the Corporation or a subsidiary of the Corporation;

provided that the number of Common Shares that the optionee (or his heirs or successors) shall be entitled to purchase until such date of termination, shall be the number of Common Shares which the optioned was entitled to purchase on the date of death or the date the optionee ceased to be an officer, director employee, or service provider, as the case may be.

If the normal expiry date of any share option falls within any Blackout Period or within 10 days (being a day other than a Saturday, Sunday or other than a day when banks in Calgary, Alberta are not generally open for business) following the end of any Blackout Period (the "**Restricted Options**"), then the expiry date of such Restricted Options shall, without any further action, be extended to the date that is 10 days following the end such Blackout Period. The foregoing extension applies to all share options whatever the date of grant and shall not be considered an extension of the term of the share options.

9. Exercise of Option

Subject to the provisions of the Plan, a share option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the share option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased.

10. Alterations in Common Shares and Accelerated Vesting

a. Appropriate adjustments in the number of Common Shares optioned and in the share option price per share, as regards share options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassification of the Common Shares of the Corporation, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

b. Take-over Bid: If while any share option is outstanding a take-over bid (as defined in the *Securities Act* (Alberta)) which is not exempt from the take-over bid requirements of Part 13 of the *Securities Act* (Alberta) (or its replacement or successor provisions) shall be made for all or substantially all of the Common Shares, all share options to purchase Common Shares which have not otherwise vested shall be deemed to have vested, the optionee shall have the right to exercise the share option to purchase all of the Common Shares which have not been previously purchased on exercise of any outstanding share options and which have vested (including those which have vested in accordance with the foregoing), but any such share option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such take-over bid. If for any reason any such Common Shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the take-over bid, any such Common Shares so purchased by the optionee shall be and shall be deemed to be cancelled and returned to the treasury of the Corporation, and shall be added back to the number of Common Shares, if any, remaining unexercised under the share option (and shall thus be available for exercise of the share option in accordance with the terms thereof) and upon presentation of the Corporation of share certificates representing such Common Shares properly endorsed for transfer back to the Corporation, the Corporation shall refund to the optionee all consideration paid by him or her in the initial purchase thereof. In the event that such take-over bid is made and the Common Shares are taken up and paid for pursuant to such take-over bid, the Corporation shall have the right to satisfy any obligation to the optionee in respect of any share options not exercised prior to such taking up and paying, by paying to the optionee (subject to applicable withholding tax), in cash, the difference between the exercise price of all unexercised share options granted and the fair market value of the securities to which the optionee would be entitled upon exercise of all unexercised share options on such date, which determination of fair market value shall be made by the Board, or any committee thereof specifically designated by the Board to be responsible therefor, and any reasonable determination made by the said Board or committee shall be binding and conclusive. Upon payment as aforesaid, the share option agreement and share option shall terminate and the optionee shall cease to have any further rights thereunder effective immediately prior to the offeror pursuant to such takeover bid taking up and paying for Common Shares pursuant to the take-over bid.

c. Change of Control: In the event of a Change of Control occurring, all share options which have not otherwise vested in accordance with their terms shall immediately vest and be exercisable, notwithstanding the other terms of the share options.

11. Regulatory Authorities Approvals

The Plan shall be subject to the approval, if require, of any stock exchange on which the Corporation's Common Shares are listed for trading. Any share options granted prior to such approval shall be conditional upon such approval being given and no such share options may be exercised unless such approval, if required, is given.

12. Amendment or Discontinuance of the Plan

The Committee may, subject to the prior approval of the Board of Directors of the Corporation and any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Plan at any time. For example, the Committee, subject to the prior approval of the Board of Directors, shall have the power and authority to approve amendments relating to the Plan or to share options granted hereunder, without further approval of the shareholders, to the extent that such amendments relate to, without limitation:

a. altering, extending or accelerating the terms and conditions of vesting of any share options;

b. extending the term of share options held by a person other than a person who, at the time of the extension, is an Insider, provided that the term does not extend beyond ten years from the date of grant;

c. reducing the exercise price of share options held by a person other than a person who, at the time of the repricing, is an Insider;

d. accelerating the expiry date in respect of share options;

e. adding a cashless exercise feature to the Plan;

f. determining the adjustment provisions pursuant to Section 10(a) hereof;

g. amending the definitions contained within the Plan;

h. amending or modifying the mechanics of exercise of share options; or

i. amendments of a "housekeeping" nature.

However, without the prior approval of the shareholders, as may be required by any stock exchange or other regulatory body having jurisdiction, the Committee may not:

a. make any amendment to the Plan to increase the percentage of Common Shares issuable on exercise of outstanding share options at any time pursuant to Section 5(a) hereof;

b. change the manner of determining the minimum exercise price;

c. reduce the exercise price of any outstanding share options held by Insiders;

d. subject to Section 8, extend the term of any outstanding share option held by Insiders beyond the original expiry date of such share option;

e. make any change to eligible participants which would have the effect of broadening or increasing Insider participation;

f. make any amendment to increase the maximum limit on the number of securities that may be issued to Insiders pursuant to Section 5(a) hereof;

g. make any amendment to the Plan that would permit an optionee to transfer or assign share options to a new beneficial optionee other than in the case of death of the optionee; or

h. amend this Section 12.

In addition, no amendment to the Plan or share options granted pursuant to the Plan may be made without the consent of the optionee, if it adversely alters or impairs any share option previously granted to such optionee under the Plan.

13. Prior Plans

The Plan shall entirely replace and supersede prior share options plans, if any, enacted by the Board of Directors of the Corporation or its predecessor corporations, if any.

April, 1996 (as amended December 1996, June 1997, December 1997, April 2004, May 2004 and May 9, 2007)

BOWNE
PRINTED IN CANADA
O35751

File No. 82-34943

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, **Cameron B. Olson, Chief Financial Officer for CSI Wireless Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **CSI Wireless Inc.** (the issuer) for the period ending **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such *disclosure controls and procedures, or caused them to be* designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 26, 2007



Cameron B. Olson
Sr. Vice President & Chief Financial Officer

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, **Steven Koles, President and Chief Executive Officer for CSI Wireless Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **CSI Wireless Inc.** (the issuer) for the period ending **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: **March 26, 2007**



Steven Koles
President & Chief Executive Officer

END